Exhibit 99.3

Appendix No.1 to Item 1 of the Agenda of

OJSC Rostelecom Annual General Meeting upon the results of the year 2007

Approved on a preliminary basis by

OJSC Rostelecom Board of Directors

Minutes of the Board of Directors meeting

No.      as of                     ,         2008

OJSC ROSTELECOM ANNUAL REPORT

UPON RESULTS OF THE YEAR 2007

General Director of OJSC Rostelecom	K.Yu. Solodukhin
, 2008

Chief Accountant of OJSC Rostelecom
, 2008	Roman. A. Frolov

Moscow, 2008

OJSC ROSTELECOM ANNUAL REPORT

CONTENTS

ROSTELECOM AT A GLANCE	4

KEY OPERATING AND FINANCIAL INDICATORS	5

CHAIRMAN’S STATEMENT	6

GENERAL DIRECTOR’S MESSAGE	7

CALENDAR OF 2007 EVENTS	8

COMPANY’S POSITION WITHIN THE INDUSTRY	10

REPORT OF THE COMPANY AND THE BOARD OF DIRECTORS UPON 2007 RESULTS	13

DEVELOPMENT OF RELATIONSHIPS WITH RETAIL CLIENTS	13

WORK ON OPERATORS MARKET	15

DEVELOPMENT OF COOPERATION WITH GOVERNMENT ENTITIES	16

OPERATING AND FINANCIAL RESULTS	17

MODERNIZATION AND DEVELOPMENT OF THE BACKBONE NETWORK	19

DEVELOPMENT OF MULTI-SERVICE NETWORK AND INTELLIGENT TELECOMMUNICATIONS NETWORK	21

COMPANY’S INVESTMENTS IN NETWORK ENHANCEMENT	22

ENHANCING QUALITY AND EFFICIENCY OF SERVICES	23

SOCIAL RESPONSIBILITY	24

COMPANY PLANS FOR 2008	25

RISK MANAGEMENT	29

DEVELOPMENT OF CORPORATE GOVERNANCE STANDARDS	36

BOARD OF DIRECTORS	43

MANAGEMENT BOARD	47

AUDIT COMMISSION	50

MATERIAL TRANSACTIONS	51

CONTACT INFORMATION	52

EXHIBIT NO.1	54

EXHIBIT NO.2	62

EXHIBIT NO.3	77

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Rostelecom’s Annual Report upon results of the year 2007 (hereinafter referred to as the “Annual Report”) are “forward-looking statements” within the meaning of the U.S.A. federal securities laws, e.g. statements concerning plans, objectives, goals, strategies, future events or performance made on the basis of certain underlying assumptions or opinions about the events which have already happened, and such statements are covered by the safe harbors created thereby. Such statements are covered by provisions of the aforesaid laws providing for exoneration of liability for acts made in good faith.

Such forward-looking statements appear in a number of Sections of this Annual Report, including such Sections as “Company’s Position within the Industry”, “Company’s 2008 Goals”, etc., and including statements regarding:

•              strategies, plans, prospects of, and development forecasts for OJSC Rostelecom (hereinafter referred to as the “Company”);

•              growth in demand for the Company’s services;

•              economic outlook and industry trends;

•              development of the Company’s markets;

•              impact of new laws and regulations;

•              efforts of the Company’s competitors.

The aforesaid forward-looking statements are based upon various assumptions, management’s opinions about prospects of the Company’s development, as well as other data, including the data available from third parties, and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements in this Annual Report.

These risks include the risk of changes in economic and financial situation in which the Company is operating and its business prospects, changes of financial and economic circumstances in Russia, changes in the existing or future regulation of the Russian telecommunications industry and the Russian legislation, as well as impact of competition and other factors. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein.

The Company does not undertake any obligations to release publicly any revisions to this Annual Report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable law.

ROSTELECOM AT A GLANCE

Rostelecom, Russia’s national domestic and international long-distance telecommunications operator, is the country’s leading telecommunications company. OJSC Rostelecom owns and operates a 145,000 km advanced telecommunications network, enabling the provision of long-distance telecommunications services in all constituent entities of Russia.

Since the beginning of 2006, Rostelecom has been providing domestic long-distance (DLD) and international long-distance (ILD) services directly to end users throughout Russia. These services are provided through the infrastructure of regional operators. In addition to traditional long-distance voice services, the Company provides its customers with a full range of intelligent and multimedia network services.

Rostelecom acts as the country’s principle “carriers’ carrier” providing a full range of trunk network services and interconnecting all local public operators’ networks into a single national telecommunications network. The Company is also a major provider of telecommunications services for state organizations and governmental agencies, television and radio broadcasters, as well as Internet service providers.

Rostelecom has established direct international connections with more than 140 operators in 72 countries, participates in 25 international cable systems and cooperates with 450 international operators and companies outside of Russia. The Company offers traffic transit services to international operators and can provide international leased digital channel services for any level of capacity. As the leading fixed-line telecommunications operator of the Russian Federation, Rostelecom belongs to a number of international industry organizations, including the International Telecommunication Union (ITU) and the Telecommunications Operators Board of the Regional Commonwealth in the field of Telecommunications (RCC).

Rostelecom’s majority shareholder is Svyazinvest owning 50.67% of ordinary (voting) shares of the Company. Rostelecom’s public free float is comprised of the remaining 49.33% of ordinary shares and 100% of preferred shares. A level II ADR program was launched in 1998 with a listing on the NYSE (ticker ROS). Rostelecom’s securities are listed on the major Russian and foreign stock exchanges – the RTS, MICEX and NYSE, London and Frankfurt Stock Exchanges.

KEY OPERATING AND FINANCIAL INDICATORS

million minutes	2006	2007	2007/2006%

ILD traffic (outgoing)	9 722.1	10 174.8	4.7
Outgoing ILD traffic	1 932.7	1 820.1	-5.8
Incoming ILD traffic	2 460.7	3 062.2	24.4

million RUR

Revenue	60 033.1	62 588.2	4.3

EBITDA*	11 045.3	11 957.2	8.3
EBITDA margin, %	18.4	19.1	—

Operating profit	7 786.2	8 077.2	3.7
Operating margin, %	13.0	12.9	—

Net profit	7 185.1	9 423.9	31.2
Net margin, %	12.0	15.1	—

Dividends
On ordinary shares	1 077.7	1 413.6	31.2
On preferred shares	718.5	942.4	31.2

*EBITDA is calculated as revenue less expenses (not including depreciation) incurred in the ordinary course of business.

CHAIRMAN’S STATEMENT

Dear Shareholders,

Reviewing 2007 results, I would like to note, primarily, that last year, OJSC Rostelecom once again confirmed its sustainable positions as one of the leading companies of the Russian telecommunications sector, continuing to provide high quality telecommunications services to telephone network subscribers in all Russia regions, and, implementing its potential of further development, it was achieved in the situation of increasing competition on the part of new long-distance telecommunications operators.

In 2007, responding to market challenges and occurrence of new competitors, the Company continued to implement strategies of OJSC Rostelecom as a universal operator, aimed at providing its clients with a wide range of modern telecommunications services and flexible tariff plans, development of innovative telecommunications services and expansion to new markets, as well as further increase in quality of the services and servicing of its clients.

Efficiency of the Company’s efforts taken for securing sustained development in competitive environment has been evidenced, first of all, by the fact that OJSC Rostelecom remains to be Russia’s leading long-distance telecommunication operator which end users choose when making telephone calls to other cities and countries. Moreover, the financial results achieved by the Company upon the results of 2007, reflect further consolidation of OJSC Rostelecom leading positions on the Russian telecommunications market.

I’m sure that the committed team of highly qualified managers and employees of the Company, using engineering capabilities of modern telecommunications network, will ensure the sustained growth of OJSC Rostelecom in the long term, strengthening competitive positions of the Company and developing new market opportunities.

Sincerely,

Alexander N. Kiselev

Chairman of the Board of Directors

GENERAL DIRECTOR’S MESSAGE

Dear Shareholders,

Last year, OJSC Rostelecom focused its efforts on developing its competitive advantages to strengthen its market positions both in Company’s traditional segments and on new markets where the Company promotes its innovative telecommunications services.

Matching the increasing demand of private and corporate clients in modern telecommunications services, OJSC Rostelecom continued its work on further expansion of the range of telecommunications services provided to end users, and offering comprehensive packages of telecommunications products from single operator. Moreover, in 2007, the Company ensured further enhancement of services quality and availability of the Company’s telecommunications services by means of developing its own of sales and client servicing network.

Within the framework of development of cooperation with national and foreign operators, OJSC Rostelecom efforts were aimed at attracting additional traffic volumes to the Company’s network by expanding geography of its presence on the international market, increasing efficiency of existing inter-operator agreements and conclusion of new ones, further promotion of traffic transit services between Europe and Asia, as well as developing and offering new hi-tech services and products.

Building the basis for OJSC Rostelecom competitive advantages and retaining leading positions in various segments of the telecommunications services market, the Company continued the development of its technological potential, i.e. its own powerful backbone network covering the entire Russia’s territory and having outlets to many countries of the world. Construction of new communication lines, expansion of throughput capacity and speed of the network ensure the Company’s capability to render modern telecommunications services and high quality data transmission, to its clients.

The Company’s 2007 results confirm the correctness of OJSC Rostelecom strategy, the primary objective of which is to develop the Company in a long-term in competitive environment, and consolidate its leading positions in Russia’s telecommunications sector.

Sincerely,

K.Yu. Solodukhin

General Director

MAINTAINING LEADING POSITIONS

CALENDAR OF 2007 EVENTS

January 2007

•                  OJSC Rostelecom signed an agreement on direct inter-operator cooperation with WIND Telecomunicazioni S.p.A., one of the major Italian telecommunications companies, which stipulates bilateral exchange of voice traffic between Italian and Russian operators.

•                  In mid-January 2007, OJSC Rostelecom commissioned a new high-speed digital communication line Skovorodino – Aldan – Yakutsk, having a length of 1,035 km, on a commercial basis.

February 2007

•                  In February 2007, direct connection of Company networks and the networks of New Zealand long-distance telecommunications operator, Telecom New Zealand International, started to operate.

•                  OJSC Rostelecom became a Platinum Sponsor of Telecoms World Russia and CIS 2007 Conference held in February 2007.

March 2007

•                  OJSC Rostelecom signed an agreement on direct inter-operator cooperation with an Indian telecommunications operator, Bharti AirTel LTD, which stipulates a bilateral exchange of voice traffic between the Indian and the Russian operator.

•                  At CeBIT 2007 International Exhibition in Hanover, OJSC Rostelecom signed a contract with Interoute making it possible to double the throughput capacity of high-speed communication channel amalgamating Company’s points of presence (POP) on major European traffic exchange sites.

April 2007

•                  OJSC Rostelecom became a winner of a prestigious 2006 Quality Prize of the Russian Federation Ministry for Information Technologies and Telecommunications, in the Telephone Telecommunications Operators nomination.

•                  OJSC Rostelecom took part in the 6th Regional International Telecommunications Conference of Caspian Countries, CIS, Black Sea countries and Turkey, Caspian Telecoms, which was held in Istanbul.

May 2007

•                  OJSC Rostelecom succeeded in obtaining a regular certification for Provision of International Dedicated Digital Channels for Use service in accordance with the Telecommunications Quality System for Voluntary Certification of Telecommunications Services, Communication Means and Quality Management Systems of Telecommunications Operators.

•                  Standard & Poor’s international rating agency confirmed a long-term credit rating of OJSC Rostelecom at its current level – “BB-”, with stable outlook.

June 2007

•                  OJSC Rostelecom took part in the Global Telecommunications Meeting 2007 Annual Conference and signed a Memorandum on Strategic Cooperation with Deutsche Telekom ICSS.

•                  OJSC Rostelecom took part in the 5th Annual International Congress “Capacity Central and Eastern Europe 2007”.

July 2007

•                  OJSC Rostelecom and China Telecom entered into an agreement on Internet traffic exchange (peering), allowing to optimize traffic routes, reduce costs when transmitting data to Russian networks and ensuring further increase of quality of Internet access services.

•                  OJSC Rostelecom put into commercial operation a new circular network structure in the North-Western region, on Saint Petersburg – Moscow route.

August 2007

•                  OJSC Rostelecom was the first telecommunications operator to receive a Certificate of Compliance of its Internet Access Provision Based on Data Network service with  the requirements of the Telecommunications Quality System for Voluntary Certification of Telecommunications services, Communication Means and Quality Management Systems of Telecommunications Operators.

September 2007

•                  American Depositary Receipts of OJSC Rostelecom were added to the calculation base of New York Stock Exchange telecommunication companies’ index– NYSE TMT (Media And Telecommunication).

•                  Central Branch of OJSC Rostelecom was declared to be the winner in Quality of Rendered Telecommunications services nomination, upon the results of 2007 Consumer Confidence Diploma, the third regional contest held in Ryazan.

October 2007

•                  OJSC Rostelecom provided its All-Russia telecommunications network and multichannel federal telephone number for arranging the Direct Line with the President of Russia and tele-bridge with country’s communities.

•                  OJSC Rostelecom TV commercial was awarded a “2007 Cannes Lions” prize.

November 2007

•                  OJSC Rostelecom and Russian Scientific & Research Institute for Public Networks Development entered into a general agreement on cooperation in the field of development of technological sites of regional programme & technological complexes for traffic routes optimization (Internet Exchange, IX).

•                  OJSC Rostelecom signed an additional agreement to a master contract with Uzbekistan national operator, Uzbektelecom JSC, to increase the throughput capacity of the existing channel for provision of Internet access to Uzbektelecom on the basis of OJSC Rostelecom data network.

December 2007

•                  OJSC Rostelecom offered for purchase to all its clients easy numbers of Golden Series providing access to Freephone service, previously being available to closed auction participants only.

•                  OJSC Rostelecom received a number capacity of 10 thousand numbers for rendering local telecommunications services in Moscow.

COMPANY’S POSITION WITHIN THE INDUSTRY

In 2007, OJSC Rostelecom successfully maintained its leadership on the Company’s traditional long-distance telecommunications services market, despite continued toughening of competition on the part of new operators emerging on the market, thus confirming its status of Russia’s national operator of international and domestic long-distance telecommunications.

The Company’s long-term leadership is ensured by its modern telecommunications network, enabling it to provide telecommunications services to users in all constituent entities of the Russian Federation. Its data network based on IP/MPLS technology and new intelligent platform put into operation in 2007, enabled OJSC Rostelecom to continue active promotion of modern telecommunications services and expansion to new markets.

Upon the results of the last year, the Company demonstrated stable financial results and its great growth potential for the future.

Long-Distance Telecommunications Services Market

The domestic and international long-distance telecommunications services market, where the Company is an absolute leader, continues to remain a traditional one for OJSC Rostelecom.

In 2006, as a result of liberalization long-distance telecommunications sector, the principles of operators’ work at rendering local, intra-area, domestic and international long-distance telephone telecommunications services changed materially in Russia. Users in all regions of the Russian Federation got the right to chose on their own their long-distance telecommunications operator for telephone telecommunications with other cities and countries.

The new rules enabled the Company to start direct interaction with end users both at providing them with long-distance telecommunications services using the technological infrastructure of regional telecommunications operators, and at effecting mutual settlements.

Moreover, telecommunications sector liberalization has changed drastically the competitive environment on the long-distance telecommunications market, making it possible for other telecommunications operators to render domestic and international long-distance telecommunications services, which previously, pursuant to sectoral legislation, were provided exclusively by OJSC Rostelecom. As of the end of 2007, the RF Ministry of Information Technologies and Communications issued more than 30 licenses for rendering domestic and international long-distance telecommunications services, and as of the end of 2007, as much as five operators had complied with terms and conditions of their licenses and started to render long-distance telecommunications services.

Furthermore, within the framework of the concept of long-distance telecommunications sector liberalization, end users were given an opportunity not only to pre-select their long-distance telecommunications operator (preselect), but also to chose their operator at every domestic or international long-distance connection (hot choice), thus intensifying operators’ struggle for every subscriber’s call.

However, despite toughening of the competition, the Company managed to adapt effectively its business to new principles of telecommunications services provision, and for the second year running, it continues to consolidate its market positions in the long-distance telecommunications sector, proving that by its stable financial results.

Domestic and International Long-Distance Telecommunications Services for Russian Clients

Ensuring retention of its leading positions on the Company’s traditional domestic and international long-distance telecommunications markets, the Company paid considerable attention in 2007 to developing direct relationships with end users in most lucrative segments, as well as consolidation of partnerships with regional and local telecommunications operators, hiring them as a its agents. Results of 2007 demonstrated stable positions of OJSC Rostelecom in this segment.

Upon the results 2007 volume DLD traffic was 10,174.8 m minutes, having increased by 4.7% as compared to 2006. The Company’s revenue from domestic long-distance telecommunications services grew by 0.7%, up to RUR 32,045.0 m.

Over the last year, volume of outgoing international long-distance traffic fell by 5.8% down to 1,820.1 m minutes. The Company’s income from rendering international long-distance telecommunications services to Russian clients was RUR 12,325.7 m., having decreased by 6.8% as compared to 2006. The principal reason for the decrease was toughening of competition on the market and emergence of opportunity to make a “hot choice” of a long-distance telecommunications operator at every domestic or international long-distance call.

Incoming International Traffic Transit and Call Termination Services

Active implementation of OJSC Rostelecom policy aimed at expanding cooperation with international operators, setting up new points of presence on world traffic exchanges and developing high-speed backbone network, ensured for the Company continued growth of volumes of incoming international long-distance traffic and consolidation of its positions on the international operators market.

Incoming international long-distance traffic from foreign operators grew in 2007 by 24.4% as compared to 2006 and reached 3,062.2 m minutes. The Company’s income from termination services and transit of incoming international long-distance telephone traffic increased over the last year by 29.2%, up to RUR 5,714.8 m.

Provision of Digital Channels for Use

Further development and expansion of geography of its own high-speed backbone telecommunications network based on modern technologies and equipment, enables the Company to consolidate its competitive position on the channels lease market, providing high quality services.

In 2007, the Company’s income from provision of communication channels for use increased by 8.9% as compared to 2006 reaching RUR 7,751.8 m, primarily, due to continued growth of demand for communication channels on the part of telecommunications operators and corporate clients.

Intelligent Telecommunications Services

In 2007, the Company concentrated its efforts on enhancing quality of the existing intelligent network services, such as Free Phone, Televoting, Services Rendered for Additional Fee, International Free Call, Country Direct Call.

OJSC Rostelecom intensive activities aimed at promoting intelligent network services, and corporate users’ growing demand made it possible for the Company to achieve the dynamic growth of its income from intelligent telecommunications services for the fourth year running – the income increased by approximately RUR 300 m every year. In 2007, proceeds from intelligent services reached RUR 1,072.5 m, which is 41.0% higher than in 2006.

Data Transmission and Telematic Services

High quality data transmission services being developed, as well as Russia’s most extensive IP/MPLS network containing over 350 access points are the main competitive advantages of OJSC Rostelecom which ensured the Company’s successful entry to this market.

In 2007, OJSC Rostelecom revenue from rendering data transmission and telematic services was RUR 975.2 m.

CONSOLIDATING MARKET POSITIONS

REPORT OF THE COMPANY AND THE BOARD OF DIRECTORS UPON 2007 RESULTS

Having successfully adapted over 2006 its business model to the changed conditions of operating on the Russian telecommunications market, the Company focused in 2007 on consolidating the existing market positions and gaining new ones, primarily, in the segment of corporate and private end users in all regions of Russia.

To ensure consolidation of competitive positions, OJSC Rostelecom efforts were focused on further development of competitive advantages which reasonably make it possible for the Company to receive recognition from clients and retain leadership in various segments of Russia’s telecommunications sector. This is, primarily, a powerful backbone telecommunications network providing users of all country regions with an opportunity of accessing OJSC Rostelecom services, by developing the potential of which the Company builds up the basis for matching the growing demand for modern and high quality telecommunications products.

Having become closer to its clients since 2006, and continuing direct interaction with them, the Company intends to maximally meet their needs by rendering high quality services, developing and introducing new telecommunications services, forming comprehensive offers and a wide range of tariff plans, among other things, due to high efficiency of its service units operation.

DEVELOPMENT OF RELATIONSHIPS WITH RETAIL CLIENTS

Within the framework of developing relations with corporate and individual subscribers, the Company focused primarily on retaining its positions on traditional markets of voice domestic and international long-distance telecommunications services, as well as on diversification of its business lines by entering new markets and strengthening its positions on them, in particular, in the segments of data transmission services and intelligent telecommunications services.

Domestic and International Long-Distance Telecommunications Services

Domestic and international long-distance telecommunications services market continues to be the core one for the Company. In 2007, proceeds from providing long-distance telecommunications services to end users exceeded RUR 50 bn and constituted 80% of total revenue of OJSC Rostelecom.

As a result of liberalization of long-distance telecommunications sector in Russia, since 2006, the Company has got an opportunity to provide long-distance telecommunications services directly to end users, using regional telecommunications operators’ networks. However, liberalization has opened access to domestic and international long-distance telecommunications market to other telecommunications operators also, thus substantially toughening competition for subscribers’ calls to other cities and countries.

Despite the material change of operation principles in this sector and the toughening of competition on the part of new operators, the Company has managed to adapt successfully its business model to new conditions, and for the second year running, it continues to consolidate its market positions, which is confirmed by the growth of revenue from domestic and international long-distance telecommunications services provided to end users in 2007.

Securing retention of leading positions on this market, the Company put its efforts into  implementation of commercial offers, maximally meeting clients’ need in modern telecommunications products, as well as into further increase of quality of telecommunications services and servicing efficiency.

In particular, the Company provided for corporate clients the forming of a comprehensive offer: a package of services consisting, in addition to traditional domestic and international long-distance telephony services, of services relating to setting up and provision of high-speed Internet access, services pertaining to setting up virtual private networks (hereinafter referred to as the “IP VPN”), as well as OJSC Rostelecom intelligent platform services, including the ones involving its subsidiaries. Moreover, to ensure retention of its positions on the Moscow corporate market, the Company received 10 thousand subscriber numbers of fixed local telecommunications in December 2007, and plans to start provision of the entire range of services in 2008. Corporate subscribers feel more comfortable when all telecommunications services are provided by a single operator.

In 2007, the Company worked actively on concluding contracts with end users for rendering domestic and international long-distance telecommunications services on a pre-selection of OJSC Rostelecom as a long-distance telecommunications operator, as well as continued to expand its own sales and customer servicing network in all constituent entities of the Russian Federation. Transfer of end users to direct servicing by the Company has made it possible to ensure unified quality and servicing standards in all regions of the country, to enhance efficiency of telecommunications with its clients and better understanding of their needs, as well as to optimize costs relating to payment of agent’s remuneration. In 2007, the amount of payments to telecommunications operators for their acting as Company’s agents fell by 22%, to RUR 5,171 m, which also allowed to reduce the total amount of payments to domestic operators by 5%, to RUR 27,792 m.

Concurrently with concluding direct contracts on domestic and international long-distance telecommunications services, the Company was increasing efficiency of its service units operation and was developing the network of sales and customer servicing centers, the number of which was equal to 87 as of the end of 2007. In such centers, OJSC Rostelecom subscribers can easily and quickly settle any issues relating to the servicing, get advice of highly qualified experts on the services and operator tariffs, information about their debt and details of the domestic and international long-distance connections, pay invoices, execute necessary contracts. Moreover, to make it more comfortable for subscribers to pay their invoices for OJSC Rostelecom services, in 2007, there continued the expansion of the payment points network, and the number of such points has already exceeded 8,500 in Moscow and the Moscow Region, and they continue to grow in quantity.

In 2007, the Company paid special attention to increasing OJSC Rostelecom brand awareness and forming an image of modern telecommunications operator in the eyes of end consumers. For a full year, Rostelecom staged a federal advertising campaign aimed at improving popularity of its trademark and users’ awareness of the Company’s services. Moreover, in the regions where the Company has started to provide telecommunications services according to the system of hot selection of a long-distance telecommunications operator at every call, there was conducted an information campaign on OJSC Rostelecom selection  codes to make domestic or international long-distance calls – “8 – 55” and “8 – 10”.

Intelligent Network Services

Retaining leadership on the booming intelligent services market, in 2007, the Company continued its work on consolidation of its positions by offering its clients high quality services based on its own extensive telecommunications network and modern intelligent platforms. For three years running, the proceeds from these services have been rising approximately by RUR 300 m every year, and in 2007 they constituted RUR 1,072.5 m. Expecting a growth of demand for the intelligent services, the Company, as early as in late 2006, provided for introduction of a new intelligent platform code 8-800-100 for provision of a “Freephone” service, which allows to make free outgoing local and domestic long-distance calls from every and each region of the Russian Federation and a number of foreign countries to a single telephone number of the Company’s customer.

To ensure attracting attention to developing of intelligent services, the Company, in conjunction with Zebra Telecom CJSC, focused on improving the efficiency of the process of sale and provision of intelligent numbers for rendering Freephone service to its clients. As a result, a new unique service under Zebra FREEPHONE brand was designed, whose promotion starts in May 2008. The advantage of this service is that it can be purchased at any time via a web interface and paid up by various methods. Furthermore, due to flexibility of settings installed directly by Zebra FREEPHONE user via the web interface, the Freephone service will become accessible and comfortable not only for large companies operating on a nation-wide basis, but also for medium-sized businesses, private entrepreneurs and individuals.

Data Transmission and Telematic Services

Expanding its lines of its business, in 2007, OJSC Rostelecom received revenue from rendering data transmission and telematic services based on its own IP/MPLS network, in the amount of RUR 975.2 m, primarily, due to development of services relating to setting up private virtual networks and provision of Internet access.

Services Relating to Setting up Virtual Private Networks (IP VPN)

Using capabilities of its own extensive backbone network covering virtually all regions of Russia, as well as IP MPLS data network which was put in operation in 2007, the Company continued to render the service of setting up private virtual networks (IP VPN), which allows to consolidate all client branches into a single secure private corporate network with a whole range of telecommunications services and high reliability. In the course of the year, the Company arranged over 600 points of connection to IP VPN service.

In 2007, OJSC Rostelecom efforts were aimed at further increasing quality of the service, as well as at ensuring round-the-clock network monitoring and users support. Specifically high quality, operating performance and reliability of its IP VPN service were certified by the “Telecommunications-Quality” Voluntary Certification System for telecommunications services, communication means and quality management systems for telecommunications entities.

Internet Access Services

Using OJSC Rostelecom data network based on multi-protocol label switching (IP MPLS) technology, the Company started in 2007 rendering of Internet access services. Concentrating its efforts on satisfying the clients’ needs, the Company set up more than 350 points of access to the world-wide network during 2007.

Due to availability of a large number of its points of presence in all regions of the country, OJSC Rostelecom as a backbone provider is capable of ensuring the highest quality and reliability of its services and providing skilled technical support to its clients all over the Russian Federation.

Enhancing quality of its services, the Company received in 2007 a certificate from the Federal Service for Technical and Export Control of Russia. The certificate confirms high security of information transmitted via OJSC Rostelecom IP MPLS network due to implementation of the information security system, including antivirus protection, protection against unauthorized access, system for detection of attacks and analysis of network security.

Video Conference Services

To ensure offering of modern telecommunications products, the Company promotes its Video Conference service, making it possible for users to communicate interactively with their colleagues, partners from different cities and countries of the world, enabling its clients to tackle various problems and to optimize their time and money needed for travel and flights.

Existence of more than 100 video conference rooms in Russia enabled OJSC Rostelecom in 2007 to render video conference service to its corporate clients involving companies from virtually any cities of the world. Moreover, in case of having their own set of relevant equipment, or in the event of leasing it from OJSC Rostelecom, users can arrange their own video telephone telecommunications, by connecting to the Company’s network within the Russian Federation or abroad.

Development of technologies and equipment, such as High Definition Digital TV (High Definition), made it possible to enhance quality of transmission of audio and video signals, thus creating virtual presence for remote participants of a conference, which undoubtedly would drive the demand for the video conference service and expand its audience.

WORK ON OPERATORS MARKET

Cooperation with Russian Operators at Rendering Long-Distance Telecommunications Services

As a result of the Russian telecommunications sector reforms, principles of cooperation between telecommunications operators at rendering long-distance telecommunications services changed drastically in 2006. Now, at making domestic or international long-distance calls by subscribers, local networks telecommunications regional operators render to the Company their services pertaining to initiation and termination of telephone connections on intra-area and local levels. If settlements with end users, as well as other works relating to client servicing, are carried out by an agent, the Company shall also pay out the agent’s remuneration.

Moreover, in 2007 the Company pays compensation surcharge to the price of local and intra-regional call initiation to regional operators occupying a “significant position” in order to subsidize provision of local telecommunications services. In accordance with the Government Decree No. 627 dated October 19, 2005, the compensation surcharge is valid until January 1, 2008.

According to 2007 results, OJSC Rostelecom achieved optimization of its costs relating to payments to Russian telecommunications operators, which fell by 5%, down to RUR 27,792 m, primarily due to enhancing the efficiency of cooperation with such operators, as well as due to decrease of aggregate amount of agent’s remuneration by 22%, down to RUR 5,171 m, as a result of the Company’s establishing of direct relationships with users.

Services Pertaining to Provision of Communication channels for Use

Implementing the potential of its modern backbone telecommunications network being the Company’s basic competitive advantage, OJSC Rostelecom continued in 2007 to be one of the leaders of the communication channels lease market.

Within the framework of offering its clients to arrange channels on high-speed fiber-optic trunk lines, and an opportunity to chose flexible tariff plans, and guarantee of high technological quality and reliability of its services, the Company is consolidating its market positions – proceeds from provision of communication channels for use grew in 2007 by 8.9%,  up to RUR 7,751.8 m.

Moreover, last year, the Company performed further promotion of Europe-Asia Transit (TEA) services, offering it to international telecommunications providers at major traffic exchange points. The TEA service ensures passing traffic by the shortest route and, therefore, with the minimum delay as compared to the competitors, as well as allows to allocate considerable quantity of channels in the long term. In addition, Rostelecom is one of the top operators which guarantee both own and Transit Europe-Asia partners’ quality in its Service Level Agreements.

Cooperation with International Operators

In 2007, the Company continued to develop actively its cooperation with foreign telecommunications operators and telecommunications services providers, to ensure matching of continued growth of international long-distance traffic incoming to OJSC Rostelecom network. The Company’s proceeds from termination services and transit of incoming international long-distance traffic totaled RUR 5,714.8 m, having increased by 29.2% as compared to 2006, primarily due to growth of volumes of incoming international long-distance traffic by 601.5 m minutes upon the results 2007.

Within the framework of this business line, the Company signed agreements on direct inter-operator cooperation and bilateral exchange of voice traffic with a number of foreign telecommunications operators, in particular, WIND Telecomunicazioni S.p.A. (Italy), Telecom New Zealand  International (New Zealand), Bharti AirTel Ltd. (India), and others. The signed agreements stipulate bilateral exchange of voice traffic between operators, which would facilitate increase of throughput capacity of direct routes relating to exchange of traffic between these countries and Russia. Moreover, to ensure increase of throughput capacity of high-speed ring-shaped communication channel linking points of presence of OJSC Rostelecom at major European traffic exchange sites in Frankfurt, Stockholm and London, the Company signed in 2007 a contract with a European telecommunications company Interoute. In 2007 Rostelecom’s fiber-optic communication channel provided backup of the Company’s European traffic transit routes and expanded access to the Company’s telecommunications network, and as a result consolidated positions on the international traffic transit market.

DEVELOPMENT OF COOPERATION WITH GOVERNMENT ENTITIES

OJSC Rostelecom has traditionally been a supplier of telecommunications services for government entities – from  army, militia, security services, the RF Government and Presidential Administration, to administrations of territories and regions, colleges and universities, as well as other entities being financed from federal and regional budgets. In 2007 the Company took active part in and won tenders staged by government authorities and state-run companies in respect of long-distance telecommunications and communication channel lease services. Furthermore, Rostelecom started to render to government authorities its additional and new telecommunications services, such as high-speed Internet access, VPN services, video conferencing, as well as intelligent network services.

Rostelecom once again confirmed its high quality of telecommunications services arranging “Direct Line with the President of Russia”, which had become a tradition for the Company. To secure reliable telecommunications with the Head of the State within the framework of this nationwide event, Rostelecom provides technology capacity of its network, as well as an intelligent telephone number to make free calls for the public from all regions of Russia.

Providing telecommunications services to government authorities, Rostelecom recognizes the importance of this task and appreciates highly the government authorities’ confidence based on high quality of the Company’s services and unique advanced telecommunications network.

OPERATING AND FINANCIAL RESULTS

Key Economic Indicators

Item	2006 RUR thou.	2007 RUR thou.	2007/2006%
Revenue from sale of goods, products, works, services	60,033,112	62,588,163	4.3
Revenue from telecommunications services	59,481,378	62,010,053	4.3
Costs	52,246,952	54,510,957	4.3
Operating profit	7,786,160	8,077,206	3.7
Profit before taxes	9,895,041	12,594,243	27.3
Net profit	7,185,139	9,423,904	31.2

Revenue by users type and category*

Type of services	2007 (without VAT) RUR thou.	including from public RUR thou.
Revenue from telecommunications services – total, including:	62,010,053	25,329,922
intra-regional, DLD and ILD telecommunications	49,562,106	25,284,491
local telecommunications	125,735	38,479
from connections provided by means of any types of public telephones	6,281	4,709
documentary telecommunications	920,159	2,243
radio telecommunications, broadcasting, TV and satellite telecommunications	448,328	0
mobile telecommunications	0	0
interconnection and traffic transit services	10,947,444	0
other	578,110	140,936

* In accordance with Form No.65 – svyaz for 2007.

Expenditures

Item	2006		2007
	RUR thou.	%	RUR thou.	%
Payroll	6,538,939	12.5	7,947,728	14.6
Taxes included in costs	51,405	0.1	66,954	0.1
Material costs	855,875	1.6	816,491	1.5
Depreciation	3,259,094	6.2	3,880,020	7.1
Services rendered by third-parties	41,541,639	79.5	41,799,764	76.7
TOTAL	52,246,952	100.0	54,510,957	100

Efficiency Indicators

Item	Measure- ment unit	2006	2007	2007/2006%
Operating margin	%	13.0	12.9	—
Net margin	%	12.0	15.1	—
Cost of RUR 100 of revenue	RUR	87.0	87.1	0.1
EBITDA*	RUR thou.	11,045,254	11,957.2	8.3
EBITDA margin	%	18.4	19.1	—
Revenue per employee**	RUR thou.	2,668.4	2,888.8	8.3
Profit per employee**	RUR thou.	319.4	435.0	36.2

*EBITDA is calculated as revenue less expenses (not including depreciation) incurred in the ordinary course of business.

** Average number of employees on payroll over the reporting period shall be taken into account.

Net Assets

Item	As of 12/31/2007 RUR thou.
Net assets	51,775,450
Charter capital	2,429
Reserve fund	364
Net assets to charter capital ratio	21,316
Net assets to charter capital and reserve fund ratio	18,538

The Company’s Interests (at least 10%) in Telecommunications Operators*

				Key performance indicators
Entity	Basic Activities	Stake in Charter Capital %	Contribution to Charter Capital RUR	Number of sub- scribers / lines	Revenue RUR thou.	Net profit RUR thou.
CJSC MTs NTT	providing local telecommunications services and data transmission services to end users	100.00	150,000	11,988	535,681	112,930
CJSC ZEBRA TELECOM	providing local telecommunications services and data transmission services to end users	99.99	88,000	1,518	379,289	(39,693)
CJSC Globus- Telecom	providing local telecommunications services and data transmission services to end users	74.58	56,400	44,215	646,403	64,981
CJSC INCOM	providing telecommunications services by providing call offices	54.38	5,100,000	170	19,471	(1,173)
CJSC GlobalTel	providing mobile satellite telecommunications services via GlobalStar network	51.00	150,000	328	718,618	(35,024)
OJSC RTComm.RU	providing Internet access services	31.10	12,750,000	1,369	5,676,443	(84,387)
CJSC RUSTEL	providing satellite telecommunications services	25.00	312,500
CJSC Transport Digital Networks	provision of telecommunications services, arranging communication channels and giving them on lease	15.00	15,000	1,694	32,674.00	2,250
CJSC WestBalt Telecom	provision of local telecommunications and data transmission services	10.00	4,051,200	34,404	290, 931.00	66,633

* Rostelecom also has stakes in other entities which are not currently engaged in any economic activities.

MODERNIZATION AND DEVELOPMENT OF THE BACKBONE NETWORK

Rostelecom owns and operates the unique high-capacity fiber-optic telecommunications network of 145,000 kilometers which covers almost all Russia’s territory and links networks of regional and local operators into an integrated nationwide telecommunications network.

Making investments in development of its own backbone network, the Company forms the technological platform for capitalizing on its competitive advantages which enable OJSC Rostelecom to provide its users with modern telecommunications services of high quality, to develop and promote telecommunications products and services on new markets, as well as to consolidate its leading positions.

Within the framework of its investment strategy, the Company is carrying out the construction of new fiber-optic trunk lines using modern technologies, performing modernization of the existing communication lines and switching equipment, developing its data network and improving its intelligent platform. Expanding the geography of its own telecommunications network, increasing its reliability, throughput capacity and efficiency of functioning, the Company forms the potential for maximum possible satisfying of its clients’ growing needs in high quality telecommunications services.

OJSC Rostelecom investment programme for 2007 totaled RUR 8,143 m and included implementation of the following important investment projects.

Key 2007 Investment Projects

Modernization of Moscow to Smolensk to Gusino FOL

Last year, the Company carried out the construction of Moscow – Smolensk – Gusino fiber-optic communication line and construction of the second international transition node between Russia and Byelorussia to ensure increase of throughput capacity of OJSC Rostelecom telecommunications network to match growing of volumes of traffic exchange between the countries and enhance reliability of its transmission.

Moreover, using the new FOL, the Company set up two ring-shaped structures in the North-Western and Central regions, as well as additional digital outlet to Moscow, thus providing the additional redundancy for the network.

Construction of Russia – Japan UFOL

Construction of Russia – Japan international underwater fiber-optic communication   line involves laying of two sea cables at separate routes with ring-shaped redundancy and setting up of digital outlets to Vladivistok and Nakhodka.

Implementation of the project would allow to expand throughput capacity of the Company’s network in Japanese direction, to ensure additional capacities for traffic transit between European and Asian operators, as well as to arrange redundancy for the existing outlets to Japan.

Construction of Kingisepp – Luga – Pskov – Smolensk – Moscow FOL

Within the framework of the construction of Kingisepp –Luga – Pskov – Smolensk – Moscow fiber-optic communication line (FOL), the Company arranges an international transition node between Russia and Latvia, creating ring-shaped redundancy for the existing communication lines in the North-Western region and setting up a digital outlet to Pskov AMTS for passing additional volumes of traffic resulting from growth of demand for telecommunications services in the region.

Construction of Petrozavodsk – Murmansk FOL

Construction of fiber-optic communication lines from Petrozavodsk to Murmansk using advanced suspension technology for the cable embedded in the overhead ground-wire along electric power lines, and setting up of a digital outlet to Murmansk automatic trunk exchange would enable the Company to increase its proceeds from traffic transit and provision of telecommunications services in this region due to growth of network throughput capacity.

By this the new powerful trunk line digital trunk line, the Company ensures additional redundancy for the network and decommissioning of the existing analog lines.

Setting up of Russia – Ukraine International Transition Node

Increasing throughput capacity of the network to ensure exchange of growing volumes of traffic with Ukrainian telecommunications operators, the Company arranged an additional international digital transition node between Russia and Ukraine.

Construction of Surgut – Noyabrsk and Surgut – Nizhnevartovsk FOL

Within the framework of construction of Surgut – Noyabrsk and Surgut – Nizhnevartovsk fiber-optic communication lines using cable suspension technology for the cable embedded in the overhead ground-wire along electric power lines, the Company enhances the network capacities for passing domestic and international long-distance traffic, for rendering services relating to provision of digital channels for use, and for Internet access. Implementation of the project would also provide a ring-shaped redundancy for the existing communication lines, thus enhancing reliability of the Company’s network.

Increasing Reliability of Network

In 2007, the Company continued to work on increasing reliability of its backbone network by arranging redundancy for the existing digital communication lines. There were successfully implemented the projects of ring protection system using DWDM technology in the Central, Central Black Earth, Volga and Urals, North-Western and Southern Regions, and similar projects were launched in the Siberian and Far Eastern Regions.

Ring protection of the trunk network enables to enhance its reliability, throughput capacity and network efficiency, as well as to provide modern telecommunications services to Rostelecom’s subscribers.

Modernization of Backbone Network and Telecommunications Nodes

In addition to implementation of projects aimed at expanding the geography of the network by constructing new communication lines, the Company is modernizing its trunk channels and network equipment in order to ensure matching of throughput capacity of the network and growing traffic volumes.

In particular, in 2007 Kingisepp – Belogorsk FOL, Kingisepp – Khabarovsk FOL sections were modernized, additional equipping of systems in Central, Volga and Urals regions was performed, and a number of other projects were implemented, which made it possible to increase the capacity of OJSC Rostelecom trunk lines, and to ensure high quality of telecommunications services for its clients.

Modernization of facilities of OJSC Rostelecom secondary network is primarily aimed at increasing the switching capacity and enhancing quality of services. In 2007, the capacity of transport domestic and international long-distance telecommunications nodes was increased by 50 thousand channels.

Development of Flexible Multiplexer Network

In order to expand the Company’s positions in digital leased line market, Rostelecom continued to development its network of modern flexible multiplexers. As of December 31, 2007, flexible multiplexers equipment was installed in 160 cities of Russia.

DEVELOPMENT OF MULTI-SERVICE NETWORK AND INTELLIGENT TELECOMMUNICATIONS NETWORK

Creation of Multi-Service Network on the basis of IP/MPLS Technology

Using its extensive transport telecommunications network as the foundation, OJSC Rostelecom continued the development of its data network created on the basis of multi-protocol label switching technology (IP/MPLS network) forming the technological base for rendering high-speed Internet access services and setting up virtual private networks, dedicated, virtual and web hosting services, services relating to server placement (“Co-Location”), as well as for development and promotion of new telecommunications services.

To increase the capacity of its data network, the Company put into operation in 2007 its trunk transit nodes and regional nodes of the IP/MPLS network having high throughput capacity, thus, creating a potential for satisfying steadily growing demand for Internet access services, setting up virtual private networks and other services pertaining to data transmission in all regions of the Russian Federation.

Within the framework of developing the IP/MPLS network, the Data Center was established in Moscow, which would drive development of content-related services within OJSC Rostelecom network and ensure growth of consumer value of Internet access services and additional volumes of traffic relating to data transmission services.

Intelligent Platform

In 2007, the Company continued to enhance and develop capabilities of its intelligent telecommunications network. The work involved installation of a platform manufactured by Alcatel. The new platform expanded functionality of OJSC Rostelecom intelligent network, having improved its reliability and security, primarily, against unauthorized use of telecommunications services, as well as made it possible to optimize traffic routes.

Furthermore, functional capabilities of the new intelligent platform form the basis for the Company’s entry to additional promising services market, such as ensuring phone number portability for subscribers mobile and fixed telecommunications networks or universal personal telecommunications.

COMPANY’S INVESTMENTS IN NETWORK ENHANCEMENT

Dynamics of Investments in Fixed Assets

Item	Measurement units	2006	2007	2007/2006%
Investments in fixed assets - total,	RUR m	5,883	4,621	-21.5
out of these:
the ones relating to sub-sector structure:	RUR m
traditional telephone communications		18	6	-66.7
domestic and international long-distance telephone communications		3,010	2,185	-27.4
new services and technologies		1,068	0	-100
traditional telephone communications		1,787	2,430	36.0
the ones relating to replacement:	RUR m
new construction		3,167	3,028	-4.4
expansion		1,843	757	-58.9
reconstruction		874	835	-4.5
technical re-equipping (modernization)		—	—
Company’s own funds allocated for financing of investments in fixed assets	RUR m	5,883	4,621	-21.5
Borrowed funds allocated for financing of investments in fixed assets	RUR m	—	—
Fixed assets put into operation	RUR m	5,445	5,433	-0.2
Capacities put into operation	thou. channel-km	1,537,978	7,947,877	416.8

Facilities Put into Operation in 2007

Facility	Commissioned in 2007	Commis- sioning quarter
International long-distance telephone exchanges (channels):	52,800
Modernization of OJSC Rostelecom transit network	52,800	III

Domestic long-distance cable communication (km):	1,566.08
Ring protection system at Chelyabinsk – Khabarovsk section	712.09	II, IV
Construction of Moscow – Smolensk – Gusino FOL	181.13	II
Setting up digital outlet to Tomsk automatic trunk exchange	133.35	II
Additional equipping of Khabarovsk – Vladivostok FOL	2.46	I, III
Construction of Vologda – Issad FOL to create a ring protection system in the North-Western Region	515.11	II
Construction of 26 Sushchevsky Val St. – 25 Dubovaya Roshcha St. FOL	2.47	III
Setting up digital transmission system at UD Yekaterinburg – ORS N. Tagil section	8.13	I
Construction of satellite communications ground station in the city of Magadan	0.7	IV
Construction of satellite communications ground station in the city of Petropavlovsk-Kamchatsky	5.19	IV
Reconstruction of the network at branches	5.45	III

Network Development Indicators

Item	Unit	2005	2006	2007
Growth of length of domestic long-distance telephone channels total,	m chan./km	228,218	1,537,978	7,947,877
including formed by means of digital	m chan./km	228,218	1,537,978	7,947,877
transmission systems
Growth of quantity of basic telephone sets, total including:	m units	—	—	—
urban telephone network;	m units	—	—	—
rural telephone network	m units	—	—	—
Growth of outgoing automatic channels of Automatic Trunk Exchanges, total,	channels	—	—	—
including zone telecommunications	channels	—	—	—

ENHANCING STANDARDS OF QUALITY

ENHANCING QUALITY AND EFFICIENCY OF SERVICES

Implementing its strategy for consolidation of its market positions on various markets,
OJSC Rostelecom offers its clients exceptionally competitive telecommunications services at high level of quality and customer servicing.

Building up its competitive advantages, the Company has once again passed successfully an inspection control of its quality management system for compliance with GOST R ISO 9001-2001 Standard by an external controlling authority. Yet another evidence of high quality of OJSC Rostelecom services was winning of the RF Ministry of Information Technologies and Telecommunications Quality Award in Telephone Telecommunications Operators nomination.

Company Pursuant to standards of the Telecommunications Quality Voluntary Certification System, the Company got certificates for Internet access services, setting up virtual private networks, Free Call, Audio conference, etc. The fact that OJSC Rostelecom has Compliance Certificates for certain services evidences objectively that the Company renders such telecommunications services with guaranteed quality, and that such services meet users’ requirements and conform to relevant technical norms and standards.

Moreover, confirming the high level of security of transmitted information, the Company obtained from the Federal Service for Technical and Export Control a compliance certificate for its data network based on IP MPLS technology.

Within the framework of enhancing efficiency of its service units, the Company continued to expand its network of sales and services centers, where OJSC Rostelecom clients located in various regions are offered guaranteed single standards of quality and servicing. Further development of direct user servicing supported by expansion of sales network enabled the Company in 2007 to optimize its expenditures under agency contracts with local operators and to increase its profitability figures.

To improve efficiency of its units operations, the Company carried out in 2007 optimization of number of its administrative, managerial and support personnel, gradually consolidating its territorial office and establishing its operation and maintenance centers. The total number of the Company’s staff as of the end of 2007 was 21,670 persons. Average monthly wages of Rostelecom’s employees grew by 27.5% compared to 2006 and amounted to RUR 23,276.

SOCIAL RESPONSIBILITY

SOCIAL RESPONSIBILITY

Company Personnel

Building up a top-class manager and expert team, OJSC Rostelecom secures an additional advantage for the development in competitive environment, achievement of ambitious objectives and potential of the Company.

OJSC Rostelecom focuses, primarily, on staff education and training to ensure the building up of a team of professionals being capable to secure efficient operation of the Company in the market conditions. In 2007, employee education programmes, including technical, commercial and administrative ones, were implemented on a regular basis, to this effect. Besides, there was increased a scale of employee training based on distant learning programmes being available at all OJSC Rostelecom branches. Approximately 7 thousand employees attended refresher and re-training courses, including the ones in a distant learning format. Over the last year, the number of employees having higher and specialized secondary education constituted 69.2% of the total number of employees working with the Company.

Within the framework of OJSC Rostelecom Corporate University, using in-house resources and knowledge bases, an In-House Training Institute was set up, allowing to arrange education of employees involved in working with clients.

Securing the building up of a highly efficient management team, a special focus was made on training of senior managers, in particular, on advancing of their skills under Master of Business Administration programmes, as well as on their participating in a Managerial Skills Development Programme.

High qualification of OJSC Rostelecom employees was also marked by departmental awards of the RF Ministry for Information Technologies and Telecommunications: 36 employees of the Company were given a title of Telecommunications Master, and 15 employees were badged with Honorary Radio Operator badges. Moreover, 13 employees were given the highest award, i.e. OJSC Rostelecom Golden Badge.

Rostelecom’s non-state pension insurance system for the Company’s employees is an additional motivating factor allowing to retain both rank-and-file employees and executives of medium and top management level. Moreover, the Company implemented corporate programs of Voluntary Medical Insurance and insurance of all its employees against accidents at its facilities.

In 2007, Rostelecom regularly allocated the certain part of the salary fund to trade union’s accounts in order to carry out popular cultural, sports and sanative, as well as other similar measures or events for the Company’s employees and members of their families. Trade tests of experts in mounting and measuring fiber-optic cables, drivers and commercial units experts, were performed within the Company. Creative contests were conducted for employees and their children. Besides, Company employees took part in the industry-wide sports events.

Social Projects

Recognizing its responsibility, socially important and charity programs are at significant importance at Rostelecom.

Supporting education, Rostelecom for several years in succession has been paying special personal scholarships to the best students and graduates of a number of Russian Federation institutions with education in telecommunications field.

In 2007, in the course of carrying out its activities, OJSC Rostelecom rendered services to government entities, providing them with quality telecommunications. In this connection, a significant social project of the Company was an arrangement of Direct Line with the President of Russia in October 2007. Within the framework of this programme, OJSC Rostelecom made available its all-Russia telecommunications network, a multichannel federal telephone number, as well as TV-bridges with local communities.

DEVELOPMENT PRIORITIES

COMPANY PLANS FOR 2008

To ensure sustained development in competitive environment and assure growth of demand for OJSC Rostelecom services in the long term, the Company focuses its efforts on expanding its business lines and building up its competitive advantages which would enable it to consolidate its positions in various sectors of the Russian telecommunications market.

Securing technological potential growth of its own unique telecommunications network, introducing innovative services for operators, entities and individual subscribers, the Company being a universal operator, is  forming and offering the entire range of telecommunications services which allows it to develop the existing and open new markets, thus, consolidating OJSC Rostelecom leading positions in the telecommunications sector.

Further Development of the Network

National modern hi-tech telecommunications network of OJSC Rostelecom is a key success factor on the telecommunications market and the basis for development of competitive advantages of the Company as a universal operator, which secures rendering high quality services and development of new innovative services and products for satisfying growing needs of end users and telecommunications operators.

OJSC Rostelecom investment strategy provides for further development of its fixed asset, a unique high-speed transport network, using only state-of the-art technologies and equipment. Building new and updating the existing backbone communication lines, the Company increases capacity of technological infrastructure, enhances its reliability and stability due to ring-shaped redundancy, as well as improves quality of rendering telecommunications services. Owing to creation of new connection points and setting up of digital outlets, the network geography is expanded, and connection of new cities to ensure satisfying needs of people, entities and operators in modern telecommunications services, is secured. Company  plans for rendering services in other countries comprise the development of its own network infrastructure abroad and expansion of international connection nodes for countries of CIS, Europe and Asia.

Developing innovative line of activities, in 2008, OJSC Rostelecom plans to invest in further expanding and increasing capacity of multiservice network based on IP/MPLS technology, which would allow the Company to continue active promotion of modern data transmission services, such as high-speed access to Internet, arrangement of virtual private networks. The planned construction and launching of the network of its own regional Data Centers in the large cities of Russia would  allow the Company to increase the quality of data network services rendered, to expand cooperation with  telecommunications services providers and to ensure growth of traffic incoming to OJSC Rostelecom network.

Corporate Users Market

The nation-wide, unique, powerful and reliable telecommunications network, modern telecommunications services in accordance with global quality standards, extensive experience in operating on the market, high professionalism of employees, all together, determine the corporate users choice for OJSC Rostelecom and retaining of leading positions in the telecommunications sector by the Company.

Continuing the strengthening of competitive advantages, the Company plans to preserve its market positions in the traditional segment of domestic and international long-distance telecommunications services, as well as to aggressively promote data transmission and intelligent network services which secures diversification of business lines of OJSC Rostelecom as a universal telecommunications operator.

High Quality Long-Distance Telecommunications

Providing a wide range of tariff plans allowing to satisfy the needs in quality telecommunications services of companies of various size – from federal and international corporations to small-size firms, the Company plans to continue consolidation of its market positions the business segment.

Among the priority lines of Company activities is the further development of direct servicing of corporate clients and conclusion of contracts on pre-selection of OJSC Rostelecom as a long-distance telecommunications operator. Direct contract with the Company will allow to ensure a direct interaction of clients with the operator, to increase servicing and telecommunications efficiency, as well as will allow OJSC Rostelecom clients to take advantage of special offers.

Entire Range of Telecommunications Services from a Single Operator

One of OJSC Rostelecom priorities is to further the work on building up and developing sales of telecommunications service packages which will meet the needs of corporate clients in telecommunications services most fully. The comprehensive offers of OJSC Rostelecom will allow its clients to receive an entire range of modern telecommunications products and services from a single operator, which would increase user comfort and servicing efficiency significantly.

Depending on the size of the Company’s business, offices network across the country and other conditions, the service packages may include both traditional services of local, domestic and international long-distance telecommunications and provision of Internet access, arrangement of virtual private networks, organization of video conferences, intelligent services, as well as other telecommunications services. The forming of service packages, inter alia, is carried out within the framework of partnership with other telecommunications operators, which secures comfort of  using such comprehensive offers by OJSC Rostelecom clients in all regions of the country.

Moreover, forming a range of services required for universal operator development, in December 2007, the Company got a number capacity for 10 thousand Moscow numbers, and in 2008, plans to start rendering local telephone telecommunications services to corporate clients in Moscow.

Development and Promotion of New Services

Matching the growing demand of Russian corporations for modern telecommunications services, the Company plans to continue an aggressive promotion of new and development of prevailing hi-tech services being rendered on the basis of intelligent platform and OJSC Rostelecom multiservice network, and primarily, the setting up virtual private networks services and Internet access provision services. Besides, in the short term, the Company plans to introduce its Contact Center and Data Center services offer to its clients.

Development of Customer Services

Within the framework of providing high-level customer servicing and wide opportunities of getting access to telecommunications services of the Company, one of the priorities is to further increase sales and customer support network, inter alia, within the framework of partnership with other operators and employing agents.

Moreover, the Company plans to expand clients opportunities for managing OJSC Rostelecom services, as well as to further increase efficiency of sales and promotion of telecommunications products services, as well as service units, thus securing user loyalty. Clients services, such as a Personal Cabinet, will allow to receive an up-to-date information on talks held, get to know an account balance, to print invoices, as well as to ensure prompt replenishment of accounts via Internet payment systems.

Individual Subscribers Market

Despite the occurrence of new providers of long-distance telecommunications services, OJSC Rostelecom retains the leading positions and remains the first operator to be selected by individual subscribers all over Russia. The Company provides to its clients a quality and reliable up-to-date telephone telecommunications without interference and noises, guaranteeing high servicing level and confirming its motto “Always Online” at every and each subscriber call.

The Company short-range plans envisage, beside the development of traditional long-distance telecommunications services, rendering of new telecommunications products to its individual clients, and further increasing efficiency of customer servicing.

Convenient Domestic and International Long-Distance Telecommunications

Within the framework of implementation of strategies for retaining its positions in the segment of long-distance telecommunications services and providing for the growth of domestic and outgoing international long-distance traffic from Russian individual subscribers, the Company plans to continue the work on increasing the number of clients and concluding contracts with them on preliminary choosing OJSC Rostelecom to be a long-distance telecommunications operator.

Entering into a contract directly with OJSC Rostelecom, the clients will receive differentiated tariff plans depending on time and quantity of domestic and international long-distance calls, the servicing rendered directly from operator providing the service, comfortable client services, as well as an opportunity to take part in bonus programs and special offerings of the Company.

Promotion of New Telecommunications Services

Securing active promotion of modern telecommunications products, the Company intends to offer to individual subscribers new intelligent telecommunications network services, primarily, Freephone and Universal access number, providing an opportunity to use convenient web interface for ordering services and managing them, as well as content services based on multiservice network.

Development of Customer Services

To get closer to end users and expand opportunities of access to Company services, OJSC Rostelecom will continue to develop and extend the geography of its own sales and customer servicing network, as well as secure employing additional agents. Increasing efficiency of cooperation with individual subscribers, the Company plans to introduce a number of information services and opportunities for management of services, in particular, a Personal Cabinet service.

Besides, OJSC Rostelecom will put effort into further increasing quantity of points of payment for telecommunications services, as well as development of new means of paying invoices of the Company.

In 2008, the Company will continue to work on increasing awareness of its brand and forming  OJSC Rostelecom image as a hi-tech universal telecommunications operator. An advertising campaign which is held in all regions of the country, is aimed at enhancing value of its trademark and users awareness of the services provided by the Company.

Operators Market

Having a nation-wide, powerful fiber-optic telecommunications network which secures an unquestionable competitive advantage for the Company, OJSC Rostelecom is still a leading operator among operators on the telecommunications market of Russia. Furthermore, the up-to-date IP/MPLS network of the Company with connections to the largest Russian and foreign operators in the RF, CIS, Europe and Asia, as well as quality guarantees at all stages of service rendering and customer servicing, ensure additional advantages to telecommunications operators and telecommunications services providers when selecting OJSC Rostelecom as a business partner.

Within the framework of strengthening Company positions on the inter-operator market, Company’s key priorities are to increase efficiency of cooperation with Russian operators, expand cooperation with foreign telecommunications services providers and consolidate OJSC Rostelecom image on the international telecommunications market.

National “Operator for Operators”

Consolidating its positions on the Russian market, the Company will continue to develop partnerships with fixed and mobile telecommunications operators, providing them traffic transit services with an opportunity of connection to OJSC Rostelecom network having outlets to more than 140 international operators in all Russia regions, and forming a flexible tariff policy.

Developing as a universal telecommunications operator, the Company plans to start selling package offers to telecommunications services providers, as well as to continue consolidation of its positions on the channel lease market, using high throughput capacity and technological opportunities of its high-speed network. Furthermore, OJSC Rostelecom intends to ensure active promotion backbone Internet traffic passing services and other innovative services of multiservice network of the Company for Russian operators.

Development of Cooperation with International Operators

Within the framework of securing growth of international long-distance traffic incoming to its telecommunications network, the Company will continue to consolidate its partnership with foreign operators, providing high quality termination services, introducing flexible tariffication schemes and expanding the geography of OJSC Rostelecom services. Entering into new inter-operator agreements, expanding foreign infrastructure network and international transition nodes for CIS, Europe, Asia countries, the Company will ensure further strengthening of its market positions on the international market.

Implementing strategy for promotion of traffic services between Europe and Asia, in 2008, the Company plans to further increase a throughput capacity of high-speed communication lines and to put into operation a cable system linking Russia and Japan, for ensuring the shortest, and, hence, the most efficient, traffic route between European and Asian operators.

Offering New Telecommunications Services

By diversifying business lines of its activities, the Company puts much effort into development and offering promising hi-tech services and products for telecommunications operators. In particular, the Company intends to ensure active promotion of backbone Internet access services, as well as Data Center services, as well as attracting major hosting and content providers. To this end, in 2008, it is planned to launch four Data Centers in Moscow, Novosibirsk, Khabarovsk and Yekaterinburg.

Moreover, one of Company’s current priorities is an expansion of peering relationships with international operators, to ensure enhancing the quality of Internet access services and development of Internet traffic transit services. Besides, within the framework of strengthening Company positions on the data transmission services market, it is planned to arrange connection with IP/MPLS networks of foreign operators to provide rendering services for setting up international IP VPN virtual networks.

RISK MANAGEMENT

RISK MANAGEMENT

OJSC Rostelecom is exposed to various risks which may hamper achieving goals and objectives of the Company. To mitigate the adverse effect such risks on OJSC Rostelecom activities, a Risk Management System covering all levels of corporate governance and all units of the Company, is being introduced.

The Risk Management System being an element of OJSC Rostelecom corporate governance, is designed to ensure adoption of efficient managerial decisions by the Company’s management under uncertainty and risks associated therewith, as well as to identify opportunities for achieving OJSC Rostelecom goals and objectives.

Basic tasks of the Risk Management System are:

•                  identifying and monitoring risks which may affect the Company’s activities adversely;

•                  reducing the number of risk factors and probability of their occurrence, as well as mitigating the negative impact on results of the Company’s activities;

•                  ensuring efficient decision-making process under uncertainty and  risks;

•                  efficient use of events capable of having a positive impact on achieving goals and objectives of the Company.

Within the framework of introduction of risk-oriented approach to business management, the Company approved a number of in-house corporate documents and procedures, including OJSC Rostelecom Risk Management Policy and Regulations on Risk Management System at OJSC Rostelecom, which make it possible to fulfill the Risk Management System tasks.

Below, the most significant risks which may affect Rostelecom activities is given herein below, however, the Company may be exposed to other risks, including the risks which are not detected at present or deemed insignificant.

Risks Relating to the Company’s Activities in the Telecommunications Sector

Further toughening of competition, including the one resulting from emergence of new operators and changes in principles of rendering services in the long-distance telecommunications sphere, could reduce the Company’s market share, and, accordingly, proceeds from such services.

Pursuant to the Rules for Interconnection and Interaction of Telecommunications networks approved by the Russian Government, which became effective from January 1, 2006, in order to provide domestic and international long-distance services, an operator shall secure its presence in all Russia’s regions and obtain the relevant license. However, they will be able to start operation under these licenses only after they meet all respective requirements.

As of the end of 2007, more than 30 operators had already obtained licenses for rendering long-distance telecommunications services, five of which have already set up and built their own networks providing them with engineering capability to transmit domestic and international long-distance traffic, as well as received operator selection codes for rendering long-distance telecommunications services.

The competition is expected to intensify due to entry of new long-distance telecommunications operators, primarily in Moscow, Moscow Region, Saint Petersburg and other economically developed regions of Russia, and will be especially strong in the corporate customers segment.

Provision of an opportunity for end users to chose a long-distance telecommunications operator at every call (hot choice), having been already implemented in a number of regions of the Russian Federation, would also result in toughening of the competition in this segment.

In addition, speedy development of mobile telecommunications provides mobile operators with a wide access to end users of telephone services on the whole territory of the country. Mobile operators have engineering capabilities and may carry out the transmission of long-distance traffic through public switched telephone networks using both the Company’s network and networks of competing long-distance telecommunications operators.

Further intensification of competition on the long-distance telecommunications market may negatively impact on tariffs and volumes of traffic passing through Rostelecom’s network, and materially affect the Company’s performance.

The development of IP-telephony services may result in intensifying competition on the long-distance market, a loss of the Company’s market share and a reduction in the revenues.

The active development and promotion of IP-telephony services may significantly increase competition in the Russian long-distance market. The IP-telephony technology has a more advantageous cost structure compared to PSTN and, as a result, certain IP-telephony service providers are able to offer free calls between users of IP-telephony, as well as significantly discounted calls to users on PSTN and mobile networks.

In addition, the increase in broadband Internet penetration rates in Russia and around the world makes IP-telephony services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Thus, toughening of competition on the part of operators providing IP-telephony services, may affect adversely the Company’s efforts aimed at retaining and attracting clients, its market positions, and, accordingly, result in deterioration of its financial results.

Within the framework of setting up its own end user servicing network, the Company may experience problems relating to shortage of skilled staff, underdevelopment of information and billing systems, as well as other material factors, which in future could have a negative impact on market positions and financial results of the Company.

In 2007, the Company’s efforts were focused on the expansion of its own sales and customer servicing network in large cities of all federal regions of the Russian Federation, which would make it possible to ensure consolidation of the Company’s positions on regional markets, to retain customer base in toughening competitive environment, to increase profitability of provision of long-distance telecommunications services to end users, as well as to enhance user loyalty.

During 2007, the Company continued to open new offices of Sales and Customer Servicing Centers in RF cities and introduced measures aimed at enhancing efficiency of already existing Centers. However, last year, OJSC Rostelecom rendered long-distance telecommunications services by means of agency scheme, hiring regional telecommunications operators as its agents. In aggregate, there existed 87 Sales and Customer Servicing Centers in RF regions as of the end of 2007.

However, accounting for the scale, comprehensiveness and promptness of settling this issue, the selection of significant number of qualified experts in the sphere of sales and serving of customers in the regions, as well as network offices information support & logistics may fail to be performed within the set period of time or with acceptable quality level that may adversely affect the Company’s market position.

Providing domestic and international long-distance telecommunications services on our behalf the agents may not serve end users in diligent and timely manner that may result in losing of the Company’s current and potential customers, and following reduce in the revenues.

To ensure rendering long-distance telecommunications services to end users in all regions of the Russian Federation, the Company hires, as its agents, regional telecommunications operators, which, pursuant to relevant contracts and agreements, provide various services to its clients. For example, branch law requires that a contract for long-distance telecommunications services must be executed between the long-distance operator and each end user. The regulations also require us to deliver invoices in hard copy directly to end users for domestic and international long-distance services. Under the Service Provision Agreements these functions are to be performed by the agents. However, the Company cannot guarantee that the agents will perform these tasks in a diligent and timely manner.

Providing domestic and international long-distance telecommunications services to end users through agents the Company may face difficulties when collecting information from the interconnected operators on the numbering capacity of connected local operators and their subscribers that may adversely affect our billing of end users and collecting of the revenues for services rendered.

Under the Service Provision Agreements, the agents must either provide us with information on numbering capacity of interconnected local operators and subscribers information or not provide local operators with traffic transmission to our telecommunications network. However, in a number of cases interconnected operators fail to comply with these provisions, and currently the Company has no assurance that such failures will not occur in the future.

Moreover, under current legislation, intra-regional and local operators are not permitted to provide individual subscriber information to third parties, including to long-distance operators, without the prior written consent of a subscriber.

Such information is critical to our ability to properly record traffic transit from subscribers, to calculate charges for services rendered and to issue invoices. The failure or inability of intra-regional and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

The state regulation of the tariffs and inter-operator settlement rates may hinder the Company to set competitive and economically effective tariffs for our domestic long-distance services that may adversely affect our efforts to retain existing customers or attract new customers and the Company’s results of operations.

As OJSC Rostelecom is included into the Register of natural monopolies, the Company’s activities are regulated by the Federal Service on Tariffs, or the FST, in accordance with the Federal Law on Natural Monopolies, or the Natural Monopolies Law.

Moreover, the Federal Law No. 126-FZ On Telecommunications as of July 07, 2003, established a legal basis for regulation of operators holding material positions in the public telecommunications network (a “material operator”), one of which is the Company itself. Until March 2007, activities of such operators were regulated by the Federal Service on Supervision in the Area of Telecommunications (Rossvyaznadzor). On March 12, 2007, pursuant to the RF President Decree No.320, the Federal Service on Supervision in the Area of Mass Media, Communications and Protection of Cultural Heritage (Rossvyazokhrankultura) was formed by means of reorganization of the Federal Service on Supervision of Compliance with Legislation in the Area of Mass Media, Communications and Protection of Cultural Heritage, and the Federal Service on Supervision in the Area of Communications. Pursuant to RF President Decree, the newly established authority, Rossvyazokhrankultura, shall perform functions of the federal services which were its predecessors, including Rossvyaznadzor functions.

FST currently regulates Company’s tariffs for domestic long-distance telephone communications services. Inter-operator tariffs, including tariffs for call initiation, call termination, as well as traffic transit for material operators, are regulated by Rossvyazokhrankultura. Moreover, pursuant to RF Government Resolution No.776 as of November 14, 2007, powers to regulate tariffs for traffic passing and connection services were transferred from Rossvyazokhrankultura to the Federal Telecommunications Agency (Rossvyaz) on March 1, 2008. Besides, in 2007 the Federal Service on Tariffs fix compensation surcharge for material operators to the price paid for the initiation of local and intra-regional calls while establishing intra-regional, long-distance and international telephone connection. In accordance with the RF Government Decree No. 627 dated October 19, 2005, the compensation surcharge is valid until January 1, 2008.

Consequently, since a significant portion of our revenues and costs is dependent on the tariffs subject to governmental regulation, such extensive and multi-tiered regulation may restrict our ability to set market-based, competitive tariffs that would enable us to maintain or increase our profits and compete with other telecommunications services providers whose tariffs are not subject to governmental regulation.

Risks Relating to the Company’s Business

If the demand for certain new products and telecommunications services the Company has recently introduced or is developing and promoting does not increase, the Company’s ability to achieve further revenue growth from these services will be limited.

The Company has been recently carrying out promotion and development of new modern products and telecommunications services, including services of OJSC Rostelecom intelligent platform, services pertaining to setting up private virtual networks (IP VPN), high-speed Internet access and services of Data Processing Centers. If the markets for these services do not grow as expected or the tariffs for such services decrease, our ability to achieve further revenue growth may be impaired, which may adversely affect our financial results.

If delays or failures of delivery of telecommunications equipment, component parts, as well as software products by our certain suppliers occur, the Company may not be able to maintain repair, reequipment or modernization of our existing facilities in a timely manner as well as to achieve our plans on construction of telecommunications facilities or will have to engage other suppliers that may increase our costs and adversely affect the quality of services provided by the Company and the revenues.

The operation of Rostelecom’s telecommunications network depends upon our ability to obtain adequate supplies of equipment, spare and component parts, after-sales support and repair service on a timely basis. At present, the Company purchases equipment, spare and component parts from suppliers including Siemens AG, NEC Corporation, Cisco, Alcatel, Fujitsu Ltd., Huawei Technologies Co, Ltd. and Ericsson. In addition we purchase and implement software products to maintain operation of the Rostelecom’s telecommunications network and services provision from software suppliers including Microsoft, Oracle, IBM, Amdocs, PeterService.

Therefore, the Rostelecom network operation and its ability to provide services could be adversely affected, if we are unable to obtain adequate equipment, software products or updates of such software products from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment and software products.

We depend on the reliability of our networks, and a system failure or breach of our security measures could result in a loss of subscribers and materially adversely affect our business and results of operations.

Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our subscribers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to subscribers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

Our business also depends on our ability to successfully integrate new equipment and technologies into our network. Such integration may increase working load of our network and the risk of failures. Severe failures of our network as well as limited ability of subscribers to connect to our network may impair our reputation, decrease the number of our clients and result in our losses.

If the RF Federal Tax Service succeeds in defending in courts its claims to the Company upon the results of OJSC Rostelecom tax check-ups for 2004-2006, the Company would suffer material costs relating to payment of such tax claims, which would affect the Company’s financial results adversely.

In December 2007 the Federal Tax Service of Russia completed a comprehensive tax check-up of the Company for 2004 – 2006, and in February 2008, upon its results, adopted a resolution on bringing OJSC Rostelecom to tax responsibility, which contained the demand to pay additional taxes, penalties and fines in total amount of RUR 1,812,427 thou. More than 90% of the aforesaid amount are additionally accrued taxes, fines and penalties, computed by the tax authority in the course of determining the amount of revenue from telecommunications services based on their interpretation of sector-related legislation. The Company has the right to appeal against such claims both at superior tax authority, and at the RF Moscow City Arbitration Court. If, upon the results of such an appeal, the demands of the tax authority are recognized to be reasonable, the Company would have to incur material expenses relating to payment of additionally accrued taxes, fines and penalties, which would have negative impact on financial performance of the Company.

Changes in terms and conditions of cooperation with government entities may affect the Company’s financial results adversely.

OJSC Rostelecom traditionally renders a significant volume of telecommunications services to government entities (in particular, budgetary organizations and government bodies), while the Federal Law No.94-FZ as of July 21, 2005, titled “On Placing Orders for Deliveries of Goods< Carrying out Works, Provision of Services for Government and Municipal Needs”, which came into effect on  January 1, 2006, contains a number of requirements for companies participating in tenders announced by government customers. One of the requirements existing in the event staging a tender by a government customer may be the need to provide a collateral ensuring performance of government contracts in the amount of up to 30% of annual value of the contract, including provision of irrevocable bank guarantee, insurance of liability under the contract or transfer of funds, being a pledge, to the customer, including such transfer in the form of a deposit. For meeting such a requirement, the Company would temporarily need to divert its funds, which may affect the Company’s operating efficiency adversely.

Moreover, the requirement for conclude a government contract for one year with its initial price announced by government customer at tender and not being subject to changes over the entire duration of the contract may have negative impact on marginality of services rendered by the Company under the government contract in case of potential changes in prices for telecommunications services being provided by third party organizations, if purchase of such services by the Company is needed to perform a government order.

The Company’s Financial Risks

We are exposed the risk of fluctuations of exchange rates and our assets and liabilities nominated in foreign currencies as well as our settlements in foreign currencies may be revaluated with losses.

A significant portion of our revenue, costs and liabilities, including capital expenditures and borrowings, is denominated in foreign currencies, while most of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the relevant foreign currencies can adversely affect us and our profitability by increasing our costs in ruble terms.

In 2007 the nominal increase of the ruble to the U.S. dollar exchange rate resulted in real ruble strengthening.

Nonetheless if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness. Additionally, fluctuations of exchange rates may result in losses in value of our assets and liabilities nominated in foreign currencies and negatively affect our financial performance and results of operations.

Inflation could increase our costs and decrease our operating margins.

Although the inflation rate in Russia has been gradually decreasing over the recent years (15.1% in 2002, 12% in 2003, 11.7% in 2004, 10.9% in 2005, 9% in 2006, and 11.9% in 2007), it is still relatively high. Thus, there is no assurance that inflation processes will not occur in the future.

While a part of our expenses is subject to inflation, growing prices may increase nominal value of our costs. Additionally, increasing competition between telecommunications operators as well as tariffs regulation by state authorities may limit our ability to increase tariffs for Rostelecom services to reach required profitability of our operations. Accordingly, a high inflation rate may increase our costs and result in decline of our operating margins, profits and profitability of our core activity.

Changes of interest rates on the financial market may negatively impact on our performance and results of operations.

Presently, we are paying off loans with floating interest rates. Growth of interest rates will increase our expenses associated with debt repayment and raising of new loans, and therefore, negatively impact on our financial results and raise the costs of projects financed with leverage.

Additionally, unfavorable situation on the financial and monetary markets may lead to our losses associated with ineffective asset management and liabilities with fixed and floating interest rates, as well as different maturity dates.

If our customers and other counterparties fail to perform their liabilities in full or in a timely manner, we may suffer additional costs to cover cash shortages or to collect accounts receivable.

Regardless of an effective system of accounts collecting, Rostelecom was faced in the past and is still facing payment delays of some non-profit state organizations, state ministries, state departments and some international operators. To cover cash shortages resulted from unduly settlements of our counterparties we may have to raise a loan or a credit, and pay interest on such borrowing. Moreover, collecting of accounts receivable will involve additional costs for us in case of claiming our counterparties for failure of liabilities or losses – in case of writing off bad debts.

In addition, we allocate available cash into bank deposits, promissory notes and other financial instruments. Though the banking sector in Russia is becoming more stable and expanding proactively, there is still a risk of default on bank deposits, certificates of deposit as well as bonds and other issued debts. As a result, any failure to perform liabilities in full or in a timely manner by our customers and other counterparties may have a negative effect on our performance and results of operations.

Insufficient liquidity may limit our ability to meet commitments and dispose of assets.

We perform our liabilities in a timely and diligent manner. However, we may be exposed to liquidity risk; in particular, we may incur difficulties and losses covering our debts due to shortages of cash and due to disposal of cash equivalents and other assets at a substantial discount.

According to estimates of Standard & Poor’s international rating agency, which in March 2008 confirmed the Company’s long-term credit rating at “BB-” level, having changed its outlook from “Stable” to “Positive” one, the current financial position of OJSC Rostelecom is characterized by low tax burden, high liquidity level, positive free operating cash flow, and limited capital expenditures.

Our business operations could be significantly disrupted, if our major shareholder undergoes a change in control or reduces its control over us.

We are effectively controlled by Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a 75% less 1 share stake in Svyazinvest, and in such way controls it. Any such change in control in Svyazinvest may have a material adverse impact on our business activities due to the following reasons:

•                  A change in control of Svyazinvest may result in unpredictable changes for us, including changes to our board of directors, management and our business approach, as a result of the business strategy of a new major shareholder of Svyazinvest;

•                  Reducing or eliminating Svyazinvest’s controlling position in us may jeopardize business relations between us and inter-regional telecommunications companies that are subsidiaries of Svyazinvest;

•                  The sale or potential sale of a significant number of our shares out of the 50.67% stake held by

Svyazinvest may cause the market price of our shares to decline significantly.

Currently, Svyazinvest is viewed as a strategic asset by the RF government mainly due to its subsidiaries’ vital role in providing telecommunications services to certain state agencies. The RF government may therefore elect to maintain a certain measure of control over Svyazinvest’s subsidiaries, including us, through the maintenance of a “golden share” or other means in case of a sale of shares of Svyazinvest or companies belonging to Svyazinvest holding.

Political, Social and Infrastructural Risks

Political instability could materially adversely affect our business results, prospects of operation and the value of our shares.

Changes and uncertainty in Russian political and social spheres may adversely affect our business. Since 1990s Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Changes in the RF Government, large-scale political rearrangements or disagreements between different authorities of the RF Government may also hamper implementation of economic and administrative reforms. Conflicts between central and regional state authorities and other conflicts could lead to political, governmental and social instability, which could have a material adverse effect on our business results, prospects of operation and the value of our shares.

The infrastructure in Russia is inadequate, which could disrupt our business operations

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission systems; telecommunications systems and building stock. Any severe emergency or failure of such infrastructure facilities, especially power facilities may add costs to doing business and can result in disruptions in our business operations and the quality of our services.

Currently, the Russian government pays high attention to modernization of infrastructure in Russia, however, such modernization may result in growth of prices and tariffs for the respective services and, in that way, increase our costs and adversely affect results of operation.

Legal Risks

Risks associated with Russia’s legal system may result in lack of plain interpretation of our business and negatively affect our operations and financial results.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions that we make:

•                  conflicting local, regional and federal rules and regulations;

•                  the lack of judicial and administrative guidance on interpreting legislation;

•                  lack of an independent judiciary;

•                  ability, inter alia, of government and state authorities to exert influence on judgments passed by courts;

•                  poorly developed bankruptcy procedures that are subject to abuse.

Moreover, a number of fundamental Russian laws came into effect relatively recently, and their consistent implementation practices are yet to be developed by various courts. Russian law often relies on availability of bylaws, which are put into effect with a delay, and this, in its turn, results in material shortcomings in the normative base and practice of application of relevant provisions.

These risks and uncertainties relate both to common civil laws and regulations, as well as to special branch legislation, including currency control, taxation, public companies, securities and other acts.

Such risks and uncertainties may adversely affect our ability to enjoy our interests and rights, including rights pursuant our licenses and contracts, as well as to assert claims brought against us by third parties or regulatory authorities. Moreover, as a result of the aforesaid shortcomings, one can not absolutely rule out the possibility that actions would be brought against the Company, despite the fact that the Company is acting in strict compliance with the applicable law.

CORPORATE GOVERNANCE

DEVELOPMENT OF CORPORATE GOVERNANCE STANDARDS

OJSC Rostelecom activities in corporate governance development sphere are aimed at forming and enhancing the system of corporate practice and procedures which would make it possible to achieve the optimum balance of interests of shareholders, managing bodies and other interested persons of the Company accounting for recognized Russian and world standards.

High corporate governance and information disclosure standards adopted by OJSC Rostelecom ensure its shareholders’ and investors’ confidence that their legitimate rights and interests will be observed, make it possible to create transparent management mechanisms and to improve the process of taking managerial decisions aimed at preserving assets, as well as maximizing profit and capitalization of the Company.

Company Management Structure

Pursuant to OJSC Rostelecom Charter, the Company is management by:

•                  the General Meeting of Shareholders of OJSC Rostelecom – the Company’s supreme managing body;

•                  the Board of Directors of OJSC Rostelecom elected by shareholders of the Company for performing strategic management of the Company between General Meetings of Shareholders of OJSC Rostelecom;

•                  the General Director and the Management Board of OJSC Rostelecom appointed by OJSC Rostelecom Board of Directors for ensuring day-to-day routine management of the Company.

Corporate Governance Standards

To ensure transparent and understandable, for OJSC Rostelecom shareholders, mechanisms of managing the Company, as well as to comply with high ethical norms in the course of carrying out the Company’s business, the Corporate Governance Code and Ethics Code are in place which contain internationally recognized high standards of corporate practices, as well as regulate such matters as conflicts of interests, prohibition to abuse official powers and insider information, procedure for preparing and disclosing information on results of activities.

The Corporate Governance Code and Ethics Code were developed by the Company in accordance with requirements and recommendations of New York Stock Exchange, US Securities and Exchange Commission and recommendations of the Federal Service for Financial Markets of Russia. Compliance with the norms set out in the Codes is a pre-condition for maintaining the listings of Company’s securities on Russian and foreign stock exchanges.

OJSC Rostelecom Codes are based on the following corporate governance principles which won recognition in Russia and all over the world:

•                  observing shareholders’ rights and interests provided by applicable legislation, norms and requirements, as well as ensuring long-term growth of their shares value by improving corporate practices and enhancing information-related openness and transparency;

•                  ensuring transparent and efficient mechanism of interaction between managing bodies by the Company, as well as their discharge of their duties in good faith and competently, in accordance with high corporate governance and business ethics standards;

•                  maintaining efficient internal control and audit system of the Company;

•                  Company’s active cooperation with persons interested in ensuring long-term sustained development of OJSC Rostelecom.

Corporate Governance Ratings

On July 17, 2007 upon the results of its assessment of the Company’s corporate governance system, RID-Expert RA Consortium (consisting of the Russian Directors Institute and Expert RA Rating Agency) confirmed the Company’s rating at category “7+” within the National Corporate Governance Rating. The “7+” rating is currently the highest one for Russian companies, and it means that extensive corporate governance practice exists within OJSC Rostelecom, and that its transparency is high.

RID-Expert RA Consortium believes that falling within “7+” category means that the Company has low corporate governance risks, complies with the Russian legislation, as well as substantially follows, in its practice, recommendations contained in the Corporate Conduct Code and individual recommendations of advanced international corporate governance practice.

Confirmation of “NRKU 7+” rating is an important event for the Company, since it is an evidence of high quality of cooperation between shareholders of the Company, Board of Directors of OJSC Rostelecom, management and other parties concerned.

Compliance with the Code of Corporate Conduct of FCSM of Russia

On November 28, 2001, the Russian Government approved the Code of Corporate Conduct. Improving the corporate governance standards Rostelecom, among others, relies on the recommendations the Code of Corporate Conduct and to pursue them embodies relevant provisions to the Charter and other Company’s internal regulations.

Information on Rostelecom’s compliance with recommendations of the Corporate Conduct Code of the Russian Federal Commission for Securities Market is given in Exhibit No.1 to this Annual Report and is an integral part thereof.

SHARE CAPITAL

As of December 31, 2007, Charter Capital of OJSC Rostelecom was RUR 2,428,819.4725.

So far, 728,696,320 ordinary shares (State Registration Number: 1-01-00124-A as of September 9, 2003) and 242,831,469 preference shares of A Type (State Registration Number: 2-01-00124-A as of September 9, 2003), having the par value of RUR 0.0025 each, have been placed and are currently outstanding.

Pursuant to its Charter, OJSC Rostelecom Company may issue more authorized shares – 905,330,221 ordinary shares and 531 preference shares of A Type, having the par value of RUR 0.0025 each - in addition to already placed ones.

OJSC Rostelecom Ownership Structure

As of December 31, 2007, the total number of persons registered in OJSC Rostelecom register was 16,967, including 3 nominees.

Largest Shareholders as of December 31, 2007

	% of charter capital	% of ordinary (voting) shares
OJSC Svyazinvest	38.00	50.67
NP National Depositary Center	41.93	33.69
CJSC Depositary & Clearing Company	7.60	6.11
CJSC ING Bank (Eurasia)*	5.91	7.73
*including JP Morgan Chase Bank as a depositary bank	5.40	7.20

Dividend Policy

The Company shall pay dividends in accordance with the Regulations on OJSC Rostelecom Dividend Policy approved by the Board of Directors of OJSC Rostelecom on December 21, 2004. The Dividend Policy stipulates the procedure for calculation, principal terms and conditions, and timing for payment of dividends, as well as procedure for compiling the list of persons entitled to receive dividends. Shareholders may examine the Regulations at the Company’s site www.rt.ru, as well as receive them upon their request sent to OJSC Rostelecom.

The General Meeting of Shareholders of the Company held on June 16, 2007, resolved to pay the following dividends upon the results of the year 2006:

•                  dividends on preference shares of A Type in the amount of RUR 2.9589 per share;

•                  dividends on ordinary shares in the amount of RUR 1.4790 per share.

The period for paying the dividends was set from July 15 to December 15, 2007, and the procedure for paying out dividends to persons entitled to receive them was as follows:

•                  remittance to shareholders’ bank accounts (with shareholders being obliged to pay expenses relating to the dividends being received by them);

•                  mail transfer (with shareholders being obliged to pay postage fees relating to the dividends being received by them);

•                  payment at cash offices of the Company (to the Company employees only).

The total amount of the dividends on preference shares was RUR 719 m, or 10.0% of 2006 net profit, and on ordinary ones – RUR 1,078 m, or 15% of 2006 net profit. Overall amount of dividend payouts on the Company shares exceeded RUR 1,796 m.

Upon the results of paying out the dividends, the Company’s debt to its shareholders was about RUR 18 m, or 1% of the total amount of dividends accrued to holders of ordinary and preference shares of OJSC Rostelecom upon the results of 2006. The basic reason for failure to pay the dividends was shareholders failure to submit information on changes in their personal data to the register of the Company’s securities holders in accordance with the method for getting dividends selected by them, and such non-payment resulted from:

•                  change in shareholder’s place of residence, in the event of his/her receipt of dividends by mail transfer;

•                  lack of details, indication of incorrect bank details and/or changes in bank details, in the event of his/her/its receipt of dividends by bank transfer;

•                  indication of incorrect method for paying out dividends (in respect of shareholders not being OJSC Rostelecom employees who incorrectly specified the mode of paying out the dividends as “payment in cash, at cash offices of the Company”;

•                  change in passport details of shareholders (for any method of paying out dividends).

OJSC Rostelecom complies with resolutions of the Annual General Meetings of Shareholders of the Company and fully performs its obligations pertaining to remittance of dividends to persons entitled to receive them.

Moreover, pursuant to Clause 5 of Article 44 of the Federal Law No.208-FZ On Joint-Stock Companies as of October 31, 2002, and Clause 13.3. of Article 13. of OJSC Rostelecom Charter, a shareholder shall advise the Company’s Register Holder in proper time about any changes in its details. In case of shareholder’s failure to provide information on changes in its details, OJSC Rostelecom and its Register Holder shall not be held liable for losses inflicted in connection therewith.

It is also worth noting that upon the expiry if the dividends payout period set by the General Meeting of shareholders, the Company has been performing monitoring of the register of its registered securities holders on a monthly basis, and has been paying out dividends upon the results of previous years to the shareholders which made requisite changes to the register of the Company’s registered securities holders.

Dividend History

	2004	2005	2006	2007*
The total amount of dividends, RUR thou.	1,785,519	2,040,804	1,796,256	2,356,003
Amount of dividends
on one preference share, RUR	2.9738	3.7178	2.9589	3.8809
% of net profit for preference shares	10.0	10.0	10.0	10.0
on one ordinary share, RUR	1.4593	1.5617	1.4790	1.9399
% of net profit for ordinary shares	14.7	12,6	15.0	15.0
For reference
Amount of net profit, RUR thou.	7,221,269	9,027,902	7,185,139	9,423,904

* The amount of dividends recommended by the Board of Directors of OJSC Rostelecom for approval at the Annual General Meeting of Shareholders upon the results 2007, is indicated here.

Company’s Shares Russian Market

On the moment of commencement of trading in OJSC Rostelecom shares at Russian Trading System (RTS) Stock Exchange in 1995, the Company entered a new phase of its development – it became a public company, securities of which are available to any investors at stock exchanges. Since that moment, the Company has started to develop actively its relationships with the investment community.

Ordinary and preference shares of the Company (RTKM and RTKMP tickers) are currently listed on Russia’s two leading stock exchanges – MICEX Stock Exchange and RTS Stock Exchange. OJSC Rostelecom shares listing of A1 level on MICEX and RTS proves high liquidity of the Company’s shares, as well as ensures protection of rights and interests of shareholders and investors of the Company due to Company’s compliance with the requirements of A1 level listing on Russian stock exchanges.

Moreover, high liquidity of the Company’s shares is also evidenced by their inclusion in bases used for calculation of stock exchange indexes in 2007:

•                  Ordinary shares of OJSC Rostelecom were included in calculation of overall indexes of RTS and MICEX Stock Exchanges, as well as sector indexes: RTS Telecommunications and MICEX Telecommunications.

•                  Preference shares of OJSC Rostelecom were components of RTS and RTS Telecommunications indexes, as well as MICEX 10 index covering most liquid shares traded at MICEX Stock Exchange.

Company’s Securities Foreign Market

In February 1998, US Securities and Exchange Commission registered the II Level American Depositary Receipt (“ADR”) Programme for ordinary shares of OJSC Rostelecom.

One ADR is equivalent to and vests with the rights pertaining to six ordinary shares of the Company. JP Morgan Chase Bank is currently the depositary bank servicing the Company’s ADR Programme under the deposit agreement between OJSC Rostelecom, JP Morgan Chase Bank, holders and beneficiary owners of the ADRs.

OJSC Rostelecom ADR have successfully passed the listing procedure at New York Stock Exchange, as well as traded outside the listing at London, Frankfurt and other foreign stock exchanges. As of December 31, 2007, 7.20% of the Company’s ordinary shares circulated outside the Russian Federation in the form of ADRs.

OJSC Rostelecom ADRs are used in the calculation base for NYSE Composite, and since September 27, 2007, they have been included in NYSE TMT (Media And Telecommunication) calculation base.

BOARD OF DIRECTORS

BOARD OF DIRECTORS

Pursuant to Rostelecom’s Charter, the Board of Directors is a collective governing body responsible for general management of the Company between General Meetings of Shareholders, and it consists of 11 members.

The following members of the Board of Directors were elected on June 24, 2006 at the Annual General Meeting of Shareholders held upon the results of the year 2005, who exercised their powers till June 15, 2007:

1.	Vladimir N. Bobin, Deputy General Director, CIT Finance Investment Bank (OJSC);
2.	Valery V. Degtyarev, General Director, CJSC Professional Telecommunications;
3.	Dmitry Ye. Yerokhin, General Director, OJSC Rostelecom;
4.	Alexander N. Kiselev, General Director, OJSC Svyazinvest;
5.	Sergei I. Kuznetsov;
6.	Stanislav N. Panchenko, Deputy General Director, OJSC Svyazinvest;
7.	Irina M. Ragozina, Adviser to General Director, OJSC Svyazinvest;
8.	Yelena P. Selvich, Executive Director – Director of Economics and Finance Department, OJSC Svyazinvest;
9.	Natalia A. Terentyeva, Financial Expert;
10.	Yevgeny A. Chechelnitsky, Deputy General Director, OJSC Svyazinvest;
11.	Valery N. Yashin, Head of Asset Management Division, CJSC Sistema-Telecom.

On June 16, 2007, at the Annual General Meeting of Shareholders held upon the results of the year 2005, the current Board of Directors was elected consisting of the following persons:

1.	Mikhail A. Alekseyev;
2.	Yekaterina O. Vasilyeva, Director, Corporate Finance Department, CIT Finance Investment Bank (OJSC);
3.	Anatoly A. Gavrilenko, General Director, CJSC Leader (a pension fund assets management company);
4.	Valery V. Degtyarev, General Director, CJSC Professional Telecommunications;
5.	Alexander N. Kiselev, General Director, OJSC Svyazinvest;
6.	Sergei I. Kuznetsov;
7.	Yevgeny I. Logovinsky, Deputy Chairman of the Management Board, OJSC Gas Industry Insurance Company;
8.	Nikolai L. Mylnikov, Director, Legal Department, CIT Finance Investment Bank (OJSC);
9.	Yelena P. Selvich, Executive Director – Director of Economics and Finance Department, OJSC Svyazinvest;
10.	Yevgeny A. Chechelnitsky, Deputy General Director, OJSC Svyazinvest;
11.	Maxim Yu. Tsyganov, Managing Director, Moscow Branch, CIT Finance Investment Bank (OJSC).

On June 16, 2007, at the first meeting of the Board of Directors, Alexander N. Kiselev, General Director, OJSC Svyazinvest, was elected Chairman of OJSC Rostelecom Board of Directors.

At the meeting of the Board of Directors held on July 5, 2007, pursuant to OJSC Rostelecom Corporate Governance Code, Mikhail A. Alekseyev, Yekaterina O. Vasilyeva, Anatoly A. Gavrilenko, Valery V. Degtyarev, Yevgeny I. Logovinsky, Nikolai L. Mylnikov, Maxim Yu. Tsyganov. were recognized to be Independent Directors; Audit Committee, Strategic Planning Committee and Nominations and Remuneration Committee were set up. An independent member of the Board of Directors Yevgeny I. Logovinsky was recognized to be member of the Audit Committee having Financial Expert skills.

Brief biographies of members of OJSC Rostelecom Board of Directors are set out in Exhibit No.2 titled “Company Management and Controlling Bodies” and are an integral part thereof.

Activities of the Board of Directors and Its Committees in 2007

In 2007, the Company’s Board of Directors held a total of 24 meetings in presence and by absentee voting.

As of December 31, 2007, no member of the Board of Directors was Executive Director (officer) of OJSC Rostelecom.

Major Resolutions Adopted by the Board of Directors

In 2007, in the situation of toughening competition in the telecommunications sector, efforts of OJSC Rostelecom Board of Directors were concentrated on improving efficiency of the Company’s activities and retaining its leading positions on the telecommunications services market. Among other things, the issues relating to achieving budgetary figures and accounts receivable management were examined in connection with changes in the scheme of settlements pertaining to long-distance telecommunications services which were introduced in 2006. Moreover, the Board of Directors continued to optimize the Company’s investments in other entities’ charter capitals in order to terminate OJSC Rostelecom participation in entities being engaged in activities deemed to be non-core ones.

OJSC Rostelecom Board of Directors paid serious attention to introduction and assessment of efficiency of the Company’s internal control and risk management system, as well as further development Of the Company’s ADR Programme, and JP Morgan depositary bank was approved to maintain it for the next five years. Within the framework of improving the Company’s corporate procedures, the Board of Directors of the Company approved Statute of Corporate Governance Committee of OJSC Rostelecom Board of Directors, as well as new editions of Corporate Governance Code and Ethics Code of OJSC Rostelecom.

In addition, in accordance with the authority under the Federal Law On Joint Stock Companies Rostelecom’s Board of Directors considered the Company’s related parties transactions on a regular basis. Moreover, the Board of Directors adopted resolutions related to preparation to and conduct of the Annual General Meeting upon results of the year 2006.

Committees of the Board of Directors

To improve efficiency of the Board of Directors, the Strategic Planning Committee, Nominations and Remuneration Committee and Audit Committee were set up and are actively operating within the Company. Considering issues within their scope, the Committees carry out detailed analysis of proposed initiatives and prepare recommendations for the Board of Directors, thus improving quality of decisions adopted by the Company.

Strategic Planning Committee

In 2007, the Committee focused on development of forecasts and preparation of Rostelecom’s medium-term strategies of operations both on the liberalized long-distance telecommunications market, and on new markets having opened for the Company due to the telecommunications sector reform. Moreover, the Committee considered issues pertaining to strategies of long-term financial investments management.

Members of the Strategic Planning Committee:

1.    Yevgeny A. Chechelnitsky, Chairman of the Committee, Non-Executive Director;

2.    Yekaterina O. Vasilyeva, Independent Director;

3.    Anatoly A. Gavrilenko, Independent Director;

4.    Andrei A. Gaiduk, First Deputy General Director – Finance Director;

5.    Sergei I. Kuznetsov, Non-Executive Director;

6.    Yelena P. Selvich, Non-Executive Director.

Nominations and Remuneration Committee

The basic tasks of the Committee in 2006 were to consider and analyze candidates to the Board of Directors, the Management Board and managerial positions; to elaborate remuneration policies for the Board of Directors and the Management Board, as well as to approve material terms and conditions of employment contracts with members of the Management Board.

Members of the Nominations and Remuneration Committee:

1.    Mikhail A. Alekseyev, Chairman of the Committee, Independent Director;

2.    Valery V. Degtyarev, Independent Director;

3.    Nikolai L. Mylnikov, Independent Director.

Audit Committee

In 2007, the Committee that is aimed at controlling quality and completeness of information included in the Company’s financial (accounting) statements regularly reviewed and evaluated opinions of the Audit Commission and the independent auditor, monitored the audit of the Company, as well as examined draft agreements in respect of audit services.

Last year, the Committee paid special attention to the issues pertaining to evaluation of efficiency of the Company’s internal control system in accordance with the Sarbanes-Oxley Act, as well as further optimization of the system.

Members of the Audit Committee:

1.    Valery V. Degtyarev, Chairman of the Committee, Independent Director;

2.    Yekaterina O. Vasilyeva, Independent Director;

3.    Yevgeny I. Logovinsky, Financial Expert, Independent Director;

4.    Yelena P. Selvich (as a non-voting observer), Non-Executive Director.

Corporate Governance Committee

In late 2007, the Board of Directors approved the Statute of OJSC Rostelecom Corporate Governance Committee, the principal task of which is to prepare recommendations to the Board of Directors on enhancing corporate procedures of the Company, ensuring legitimate rights and interests of OJSC Rostelecom shareholders, as well as recommendations relating to social responsibility.

Strategic management of the Company successfully carried out by the Board of Directors and high corporate governance standards ensure protection of shareholders’ rights and interests, which is one of the most important functions of the Board of Directors.

Remuneration of the Board of Directors

Pursuant to Clause 2 of Article 64 of the Federal Law On Joint-Stock Companies, the amount of remuneration payable to members of the Board of Directors shall be set by resolution of the General Meeting of Shareholders. To comply with the requirements of Russian law, at the Annual General Meeting held on June 16, 2007, the Regulations on the Board of Directors of Rostelecom was approved, which stipulates that remuneration to members of the Board of Directors shall be paid from the Company’s net profit.

The remuneration of the members of the Board of Directors consists of quarterly and annual payments. The quarterly remuneration to the every member of the Board of Directors shall be equal 980,000 rubles. The Chairman of the Board of Directors shall receive remuneration with a coefficient 1.3. The quarterly remuneration of the member of Board of Directors may be reduced by:

•	30%, in case of his/her absence at less than half (50% inclusive) of the Board of Directors meetings held and absentee votings carried out;
•	100%, in the case of absence at more than a half of the Board of Directors meetings held and absentee votings carried out.

If, within a quarter, personal composition of the Board of Directors has changed, and/or terms and conditions of a Board of Directors member’s performance of his/her functions have changed (for a compensation/free of charge), remuneration shall be accrued and paid commensurate to duration of a period over which the member of the Board of Directors discharged his/her duties for a compensation.

Annual remuneration for the totality of members of the Company’s Board of Directors shall be set by resolution of the Annual General Meeting of Shareholders as percentage of OIBDA(1) upon the results of accounting statements for the next reporting fiscal year prepared in accordance with Russian Accounting Standards, and it may not exceed 0.26% of the OIBDA, and it shall be used for determining the amounts of remuneration for persons performing functions of members of the Board of Directors from the moment of holding the Annual General Meeting of Shareholders upon the results of the reporting fiscal year, till the next Annual General Meeting of Shareholders.

Annual remuneration for a member of the Board of Directors shall be determined as the value described above divided by the number of persons elected to the Board of Directors, and annual remuneration of

(1) OIBDA is calculated as the amount of sales profit (line 050 of Form No.2 Profit and Loss Statement) and accumulated depreciation (line 604 of Form No.5 Attachment to Balance Sheet) for the relevant year according to Russian Accounting Standards.

Chairman shall be determined applying the factor of 1.3. Annual remuneration of a member of the Board of Directors shall be reduced by 50% in the event of his/her participation in less than half of the Board of Directors meetings held over his/her term of office.

If over the period from the moment of election of the Board of Directors by the Annual General Meeting of Shareholders to the next Annual General Meeting of Shareholders, personal composition of the Board of Directors has changed, and/or terms and conditions of a Board of Directors member’s performance of his/her functions have changed (for a compensation/free of charge), remuneration shall be accrued and paid commensurate to duration of a period over which the member of the Board of Directors discharged his/her duties for a compensation.

The annual remuneration to the member of the Board of Directors shall be paid not later than 3 months after its approval by the Annual General Meeting.

The members of the Board of Directors who also serve as members of the Audit Committee shall receive quarterly extra payment equal to 150,000 rubles for the performance of their functions of the members of the Audit Committee of the Board of Directors. The Chairman of the Audit Committee shall receive extra payment with a coefficient 1.2.

The members of the Board of Directors who serve as members of the other committees of the Board of Directors of OJSC Rostelecom shall receive quarterly extra payment equal to 80,000 rubles for the performance of their functions of the members of the other committees of the Board of Directors (for the participation in each committee). The Chairmen of the committees of the Board of Directors shall receive extra payment with the coefficient 1.2 for the participation in each committee.

Members of the Board of Directors who are state officials shall perform their duties on a non-paid basis.

Members of the Board of Directors may not receive remuneration or compensation for expenses for the performance of their duties in any kind or manner for making decisions by the Board of Directors or other bodies of the Company, or also for the exercise of their rights and performance of their duties as members of the Board of Directors, other than remuneration and compensation for expenses received in accordance with the Regulations on the Board of Directors or by the decision of the Annual General Meeting.

Taking into account all kinds of remuneration (including wages, bonuses, commission fees, benefits and/or compensation for expenses, as well as other property distributions), in 2007, the Company paid to members of the Board of Directors the remuneration equal to RUR 48,298,229 (without accounting for the remuneration paid to Dmitry Ye. Yerokhin who was the Company’s General Director until November 4, 2007).

MANAGEMENT BOARD

MANAGEMENT BOARD

According to Rostelecom’s Charter the Management Board is a collective governing body of the Company that is responsible for its day-to-day management. Number of members and personal composition of the Management Board are determined by the Board of Directors.

As of December 31, 2007, the Management Board of Rostelecom consisted of:

1.     Sergei L. Akopov, Director of Administrative Department;

2.     Andrei Yu. Baklykov, Director, Information Technologies Department (from July 1, 2007);

3.     Andrei A. Gaiduk, First Deputy General Director – Finance Director;

4.     Deputy General Director – Director of North-Western Branch

5.     Dmitry M. Gurevich, Director of Project Management Department;

6.     Rodion S. Lyovochka, Director, Products and Marketing Department (from July 1, 2007);

7.     Vladimir K. Mironov, Deputy General Director

8.     Olga N. Rumyantseva, Director, Sales and Client Services Department (from July 1, 2007);

9.     Galina V. Rysakova, Director of Department of Organizational Development and Human Resources;

10.   Dmitry V. Sigalov, Director of Legal Affair Department (from July 1, 2007);

11.   Vladimir V. Terekhov, First Deputy General Director;

12.   Roman A. Frolov, Chief Accountant.

During 2007 the following individuals also participated in work of the Management Board:

1.     Dmitry Ye. Yerokhin, General Director, Chairman of the Management Board (until November 4, 2007);

2.     Alexander I. Isaev, Deputy General Director – Director of MMT Branch (until April 14, 2007);

3.     Anton Yu. Klimenko, Director of Public and Investor Relations (until June 30, 2007).

In December 2007, OJSC Rostelecom Board of Directors, taking into account a recommendation issued by the Nominations and Remuneration Committee, appointed Mr. Konstantin Yu. Solodukhin to the position of General Director of the Company for the period of the next two years. Pursuant to OJSC Rostelecom Charter, the General Director shall perform functions of Chairman of the Management Board of the Company.

Brief biographies of members of OJSC Rostelecom Management Board are set out in Exhibit No.2 titled “Company Management and Controlling Bodies” and are an integral part thereof.

Activities of the Management Board and its Committees in 2007

Over the last year, the Management Board of the Company held 32 meetings.

In 2007, in the light of increasing competition and entering of new operators to the long-distance market the Management Board focused on consolidating of the Company’s market positions, planning of marketing and advertising 2008 activities, as well as reviewing reports of budget performance, and implementation of marketing and advertising plans on a regular basis.

Over the last year, in order to improve operational efficiency, the Management Board of the Company adopted resolutions on decommissioning of analogue communication lines and facilities, optimization of the Company’s branch structure, as well as sale of housing & social facilities and their transfer to municipal authorities.

Moreover, to ensure high efficiency decision-making process Management Board examined materials and issues in detail including preliminary approval of related parties transactions prior submission to the Board of Directors for consideration.

Improving the Company’s of corporate governance standards and internal control procedures, in 2007 the Management Board regularly reviewed management reports on current status of the internal controls implementation as well as further steps to be undertaken.

Committees of the Management Board

In 2007, the Tariff Committee, Budget and Investment Committee, Tender Committee, Compensations Committee, Information Disclosure Committee were operating within the Company in order improve efficiency of the Management Board activities.

Tariff Committee

The principal goal of the Tariff Committee is to ensure effectiveness of decisions made by the Management Board in respect of the Company’s tariff policy. In 2007, the Tariff Committee was considering issues to optimize the existing tariffs first of all with a view to arrange the conditions that would increase the Company’s revenues and expand market share.

Budget & Investment Committee

In 2007, the Budget & Investment Committee analyzed, assessed Company’s projects and programs planned for 2007 and 2008 as well as made investment decisions. In addition, the Committee examined Rostelecom’s 2008 budget, including budgets of units and branches within the framework of the OJSC Rostelecom Consolidated Budget for 2008 project.

Tender Committee

In 2007, to select the Company’s counterparties mostly efficient, the Committee reviewed commercial offers submitted by participants and determined winners of tenders for selection of suppliers and contractors for construction of communication lines and facilities, as well as for the other Company’s projects. In additions the Committee controlled and provided guidance in the course of arranging purchase of goods, works and services on a tender basis.

Compensations Committee

The Committee focused on forming a highly skilled team in order increase the Company’s efficiency as well as on implementation of compensation and motivation for the Company’s employees.

Information Disclosure Committee

The Committee discussed the material information prior its disclosure to ensure consistency and coherency of publicly disseminated information by Rostelecom in 2007.

Internal control Committee

Last year, the Internal control Committee concentrated on introduction and assessment of efficiency of the Company’s internal control system in accordance with Sarbanes-Oxley Act, as well as introduction and optimization of the Risk Management System.

Remuneration of the General Director and the Management Board

Pursuant to the Regulation on General Director of Rostelecom, the amount of remuneration for the General Director shall be set out in the Agreement between the General Director and the Company represented by its Board of Directors.

The amount of remuneration of members of the Company’s Management Board is set out in the Regulation on the Management Board of Rostelecom. A member of the Management Board shall receive remuneration for the performance of his/her functions on a quarterly and annual basis. The remuneration to the members of the Management Board is paid out of the Company’s net income.

The aggregate quarterly remuneration to the Management Board of the Company shall not exceed 9.03 million rubles. The Chairman of the Management Board shall receive quarterly remuneration with a coefficient 1.2 as compared to the average personal remuneration of the members of the Management Board.

The determination of the aggregate quarterly remuneration to the Management Board should be brought by the Chairman of the Management Board to the attention of the Board of Directors after the consideration by the Board of Directors of the results of the quarterly budget execution.

For the quarter when the composition of the Management Board has changed the quarterly remuneration to the every member of the Management Board shall be paid on the pro rata basis.

The amount of personal remuneration of each Management Board member shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the functions performed by a member of the Management Board or/and shall be determined in an order set by the internal document approved by the Board of Directors. A decision on the amount of personal quarterly remuneration of each Management Board member shall be made at the meeting of the Management Board by a simple majority of votes of the members of the Management Board taking part in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote.

The aggregate annual remuneration of the Management Board shall be determined by the Board of Directors after the Annual General Shareholders Meeting and shall not exceed 0.2% of OIBDA(2) calculated in accordance with Russian accounting legislation for the last financial year. A decision on the amount of personal annual remuneration of each Management Board member shall be made at the meeting of the Board of Directors depending on the volume and intensity of the functions performed by a member of the Management Board or/and shall be determined in an order set by the internal document approved by the Board of Directors, as proposed by the Chairman of Management Board.

For the year when the composition of the Management Board has changed the annual remuneration to the every member of the Management Board shall be paid on the pro rata basis.

In 2207 overall remuneration of the Management Board members for their duties pursuant to the Regulations on the Management Board amounted to RUR 36,071,944. Other payments to the Management Board members (including salaries, bonuses, commissions, benefits and/or compensation of expenses, as well as other payouts in the form of property) in 2007 amounted to RUR 106,677,562 (with accounting for the remuneration paid to Mr. Dmitry Ye. Yerokhin who was the General Director of OJSC Rostelecom until November 4, 2007).

(2) OIBDA is calculated as the amount of sales profit (line 050 of Form No.2 Profit and Loss Statement) and accumulated depreciation (line 604 of Form No.5 Attachment to Balance Sheet) for the relevant year according to Russian Accounting Standards.

AUDIT COMMISSION

AUDIT COMMISSION

Pursuant to Rostelecom’s Charter, the Audit Commission is the Company’s body performing control over financial and economic activities during the periods between Annual General Meetings.

Pursuant to Edition No.7 of OJSC Rostelecom Charter having been valid as of June 16, 2007, the Annual General Meeting of Shareholders of the Company elected, upon the results of 2006, the existing Audit Commission composed of the following five persons:

1.     Natalia Yu. Belyakova, Deputy Director, Economics and Finance Department, OJSC Svyazinvest;

2.     Yekaterina S. Yerofteyeva, Deputy Director, Strategic Development Department, OJSC Svyazinvest;

3.     Gennady I. Kovalenko, Representative, OJSC Svyazinvest;

4.     Olga G. Koroleva, Chief Accountant, OJSC Svyazinvest, Chairman of the Commission;

5.     Kirill V. Frolov, Head of Internal Audit Board, OJSC Svyazinvest.

Brief biographies of members of OJSC Rostelecom Audit Commission are set out in Exhibit No.2 titled “Company Management and Controlling Bodies” and are an integral part thereof.

Audit Commission Activities in 2007

Over the last year, the Audit Commission conducted review of financial and operating activities of the Company. The Audit Commission used test-check methods to review the Company’s transactions within the framework of the financial and operating activities. The review based on the documents, accounting and taxation records, registers and clarifications provided by the Company’s management.

The Audit Commission reviewed disclosure and accounting procedures used in the Company to report its performance; accounting methods and principles; procedures to prepare financial statements and annual reports.

Upon results of the review of the Company’s financial and operating activities, the Audit Commission has concluded that:

•

resolutions on issues relating to financial and operating activities adopted in 2007 by the Management Board and the Board of Directors were in compliance with the applicable laws, regulations and the Charter of the Company;

•	2007 accounting statements accurately and fully reflect the financial position and the results of financial and operating activities of the Company for the period from January 1 to December 31, 2007;
•	the Company’s 2007 annual report contains all relevant material information required to be disclosed by the applicable laws and regulations.

Remuneration of the Audit Commission

The amount of remuneration payable to members of the Audit Commission and compensation for their expenses are set out in the Statute of OJSC Rostelecom Audit Commission. The remuneration and the compensation of expenses of the Audit Commission members incurred while executing their duties are provided upon the decision of the General Shareholder’s meeting in the amount stipulated by these Regulations except for the instances when the General Shareholders Meeting regardless the grounds for the such decision has resolved not to pay any remuneration or to provide it in different amount and terms.

The members of the Audit Commission shall be compensated for all proven expenses incurred by them while executing their duties.

A member of the Audit Commission, while exercising his duties, shall receive quarterly remuneration in the amount of 50% (fifty percent) of the average quarterly remuneration of a member of the Board of Directors, determined on the basis of the total amount of quarterly remuneration to all members of the Board of Directors divided by the number of members of the Board of Directors of the Company. The quarterly remuneration to the members of the Audit Commission shall be paid at the same time and following the same procedure as the one set for disbursement of remuneration to members of the Board of Directors. For the quarter when the Audit Commission has been re-elected or some members have resigned in a way stipulated by the paragraph 8 of these Regulations the quarterly remuneration shall be paid on the pro rata basis.

Overall remuneration (including wages, bonuses, commissions, benefits and/or compensation of expenses, as well as other payouts in the form of property) to members of the Audit Commission in 2007 amounted of RUR 5,773,932.

COMPANY’S MATERIAL DEALS

MATERIAL TRANSACTIONS

Last year, the Company entered into a number of related party transactions. Information on such transactions, as well as information on their preliminary approval by Rostelecom’s Board of Directors is given in Annex No.3 to this Annual Report and is an integral part hereof.

In 2007, the Company did not enter into any major transactions under the Federal Law On Joint-Stock Companies. At the same time, over the last year, Rostelecom concluded the following material transactions.

Acquisitions

Acquisition of OJSC InfoTex Taganrog Telecom Shares

In March 2007, the Company acquired, through its subsidiary CJSC Westelcom, 8,775 ordinary registered book-entry shares of OJSC InfoTex Taganrog Telecom having the par value of RUR 100 each, or 25.99% of OJSC InfoTex Taganrog Telecom charter capital. The seller under the deal was InfoTex Telecom LLC. Pursuant to terms and conditions of the deal, the total value of the shares was about RUR 24 m. As a result, the Company, together with its subsidiary CJSC Westelcom, currently holds 99.99% of OJSC InfoTex Taganrog Telecom shares.

Acquisition of additionally issued shares of Golden Telecom, Inc.

On July 10, 2007, the Company entered into an Agreement on purchase of 392 988 Golden Telecom, Inc. shares having the par value of USD 0.1 each, issued within the framework of an additional issue. The deal for the total amount of RUR 20,415,726.60 allowed the Company to retain its stake in Golden Telecom, Inc. equal to 10.97% of the charter capital. This transaction was approved on a preliminary basis by the Board of Directors of Rostelecom (Minutes No.16 dated April 27, 2007).

Disposal

Sales of Golden Telecom, Inc. Shares

On January 18, 2008, Lillian Acquisition, Inc., being an OJSC Vympelcom subsidiary incorporated in the USA, made a public offer to purchase 100% of floated shares of Golden Telecom, Inc. In February 2008, the Company agreed to terms and conditions of the offer and sold 4,417,055 shares of Golden Telecom, Inc. having the par value of USD 0.01 each, or 10.97% of its charter capital, for USD 463,790,775. This transaction was approved on a preliminary basis by the Board of Directors of Rostelecom (Minutes No.13 dated February 12, 2008).

Other material contracts

Audit Services

At the end of the past year, the Board of Directors of the Company approved agreements on audit services between Rostelecom and LLC Ernst and Young (Minutes No.10 dated December 25, 2007). In accordance with the agreements, the independent auditor approved by the Annual General Meeting on June 16, 2007, shall render to the Company audit services in respect of the Company’s RAS accounting statements for the period from January 01, 2007 to December 31, 2007; audit services in respect of IFRS accounting statements as of December 31, 2007 and for the year 2007; audit reviews of Rostelecom’s IFRS accounting statements as of 30 June 2007 and for a six months’ period of 2007; audit services in respect of Rostelecom’s Annual Report on Form 20-F for 2007, to be filed with the US Securities and Exchange Commission and containing financial statements of the Company audited by LLC Ernst and Young. The total amount of independent auditor’s remuneration under all the agreements equaled USD 3,200,000 exclusive of VAT.

CONTACT INFORMATION

CONTACT INFORMATION

OJSC ROSTELECOM

Full company name:

Open Joint-Stock Company for Long-Distance and International Telecommunications “Rostelecom”

Brief name:

OJSC Rostelecom

Registration number and state registration date:

No.021.833 dated September 23, 1993

Legal address / Location:

15 Dostoyevskogo St., Saint Petersburg, 191002, the Russian Federation

Mailing address:

House 14, 1-st Tverskaya-Yamskaya St., Moscow, 125047, the Russian Federation

Contact phone / fax:

+7 (499) 972 8283 / +7 (499) 972 8222

E-mail address:

info@rostelecom.ru

Internet site:

www.rt.ru

Adviser to General Director on PR Matters:	Corporate Secretary

Ivan V. Kim	Pavel A. Nezhutin
Phone: +7 (499) 978 0424	Phone: +7 (499) 973 9940
Fax: +7 (499) 972 8222	Fax: +7 (499) 973 1055

Branches	Address
Far Eastern	23 Pushkin St., Khabarovsk, 680000
MMT	46 Arbat St., Moscow, 119002
Volga	292 Sadovaya St., Samara, 443001
North Western	3-5 Bolshaya Morskaya St., Saint Petersburg, 191186
Siberian	House 33, 2-nd Soyuza Molodyozhi St., Novosibirsk, 630082
Urals	4a Asbestovsky Per., Yekaterinburg, 620041
Central	Bldg. 1. House 17, 3-rd Khoroshovskaya St., Moscow, 123298
Southern	152 Pushkinskaya St., Rostov-on-Don, 344006
Training Centre	Bekasovo, Naro-Fominsk District, 143380

Representative Offices
in Geneva, Switzerland	94 Rue de Lausanne, 1202 Geneva, Switzerland

REGISTRAR

Name:

OJSC United Registration Company (OJSC URC)

Legal address / Location:

70 Pyatnitskaya St., Moscow,113095

Mailing address:

Post Box 162, 15A Kalanchyovskaya St., Moscow, 107078

Contact phones/fax:

+7 (495) 933 4221, +7 (495) 775 2568 / +7 (495) 933 4221

License:

Russian FCSM perpetual License for exercising registrar’s activities No.10-000-1-00314 dated March 30, 2004

E-mail address:

ork@ork-reestr.ru

Internet site:

http://www.ork-reestr.ru

INDEPENDENT AUDITOR

Name:

LLC Ernst and Young

Legal address / Location:

77/1 Sadovnicheskaya Embankment, Moscow, 115035

Mailing address:

77/1 Sadovnicheskaya Embankment, Moscow, 115035

Contact phones/fax:

+7 (495) 705 9700 / +7 (495) 755 9701

License:

RF Ministry of Finance License No.E002138 as of September 30, 2002, valid until September 30, 2007, extended pursuant to the RF Ministry of Finance Order No. 573 as of  September 17, 2007, till September 30, 2012.

E-mail address:

moscow@ru.ey.com

Internet site:

www.ey.com

COMPLIANCE WITH RECOMMENDATIONS ISSUED BY FCSM OF RUSSIA

EXHIBIT NO.1

INFORMATION ON COMPLIANCE WITH RECOMMENDATIONS CONTAINED IN THE CODE OF CORPORATE CONDUCT OF FCSM OF RUSSIA

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non- Compliant	Notes

General Shareholders Meeting

1.

Notice to shareholders on intent to convene the general shareholders meeting no less than 30 days before the meeting date regardless of the agenda items unless the law determines a larger notice period.

		Compliant	Article 18.4. of Rostelecom’s Charter(1).
2.

Opportunity for shareholders to study the list of persons entitled to participate in the general shareholders meeting beginning from the day of the notice until the in-presence general shareholders meeting is closed. In case of an in-absentia general shareholders meeting - until the end of voting bulletin acceptance period.

		Compliant	Article 35.3. of Rostelecom’s Charter(1).
3.	Opportunity for shareholders to study information (materials) relevant to the general shareholders meeting by means of electronic telecommunications, including the Internet.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Participation of Shareholders in the Management of the Company”).
4.

Opportunity for shareholders to put issues on the general meeting agenda or request a convocation of a general shareholders meeting without a statement from the shareholders’ register, if such shareholder’s title to the shares is attested by a shareholders’ register. Where the shareholder’s title to the shares is attested by a DEPO account, a statement from the DEPO account will suffice in order to exercise the above rights.

		Compliant	Clause 2.1 and Clause 2.6. of the Regulations on Rostelecom’s General Shareholders Meeting(3).
5.

Stipulation of provisions in the Company’s Charter or internal documents requiring the presence at a shareholders meeting of the general director, management board members, board of directors members, audit committee members, as well as an auditor of the Company.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Participation of Shareholders in the Management of the Company”).
6.	Mandatory presence of candidates at the general shareholders meeting when election of board directors and audit committee members, as well as approval of the Company’s auditor are considered.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Participation of Shareholders in the Management of the Company”).
7.	Stipulation in the Company’s internal documents of a procedure regulating registration of general shareholders meeting’s participants.	Compliant	Article 8. of the Regulations on Rostelecom’s General Shareholders Meeting(3).

Board of Directors

8.	Stipulation in the Company’s Charter of an authority of the board of directors to approve the Company’s financial and economic plan (budget) on an annual basis.	Compliant	Clause 23.3.1. of Article 23 of Rostelecom’s Charter(1).
9.	Existence of a risk management procedure approved by the board of directors.	Compliant	Risk Management Policy approved by Minutes No.12 of the absentee voting of Rostelecom’s Board of Directors dated March 20, 2007.
10.	Stipulation in the Company’s Charter of the board of directors’ right to decide on suspension of powers of the general director appointed at the general shareholders meeting.	Non-Applicable	According to Article 23.3.18. of Rostelecom’s Charter(1), the Board of Directors has the right to decide on appointment and early dismissal of the General Director.
11.

Stipulation in the Company’s Charter of the board of directors’ right to establish criteria for qualification and the size of remuneration of the general director, management board members, and heads of main Company’s divisions.

Compliant

Articles 23.3.25., 23.3.26., 23.3.39. and 23.3.42. of Rostelecom’s Charter(1), as well as Rostelecom’s Corporate Governance Code(2) (see section “Selection, Evaluation and Retention of the CEO and members of the Management Board”).

12.	Stipulation in the Company’s Charter of the board of directors’ right to approve agreements with the general director and members of management board.	Compliant	Article 23.3.25. of Rostelecom’s Charter(1).
13.

Stipulation in the Company’s Charter or internal documents of the requirement that approving agreements with the general director (management company or manager) and members of management board, the votes of the board of directors’ members, who also serve as general director and management boards’ members, are not taken into consideration.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Selection, Evaluation and Retention of the CEO and members of the Management Board”).
14.	Presence on the board of directors of at least three Independent Directors who qualify for requirements of the Corporate Conduct Code.	Compliant

This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Composition of the Board of Directors”); decision on item 1 of the Minutes No. 3 dated July 5, 2007 of the Board of Directors.

15.

No persons on the board of directors found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations in business, finance, taxes and levies, or securities market.

		Compliant	Observed in practice. This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Composition of the Board of Directors”).
16.	No persons on the Company’s board of directors, being participants, general directors (top managers), members of governing bodies, or employees of any entity that is competing with the Company.	Compliant	Observed in practice. This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Composition of the Board of Directors”).
17.	Stipulation in the Company’s Charter of a requirement for elect the board of directors’ members by cumulative vote.	Compliant	Article 24.3. of Rostelecom’s Charter(1).
18.

Stipulation in the Company’s internal documents of an obligation of board of directors’ members to refrain from actions that will lead or might potentially lead to conflicts between their interests and the Company’s interests; and should such conflicts of interest arise, an obligation to inform the board of directors of them.

		Compliant	This provision is contained in OJSC Rostelecom Corporate Governance Code(2) (Section titled Responsibility of Members of the Board of Directors and OJSC Rostelecom Ethics Code(4).
19.

Stipulation in the Company’s internal documents of an obligation of board of directors members to notify the board of directors in writing about intentions to make transactions with securities of a company, in which they are board of directors members or board of directors members in its subsidiaries (affiliates), as well as to disclose information about the transactions they made with such securities.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Responsibility of Directors”) and in the Insider Trading Policy of Rostelecom(5).
20.	Stipulation in the Company’s internal documents of a requirement for hold meetings of the board of directors at least once every six weeks.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Organization of Board of Directors Activity”).
21.	Conducting of the board of directors’ meetings in a year, for which the Company’s annual report is being prepared, at least once every six weeks.	Compliant	Observed in practice.
22.	Stipulation in the Company’s internal documents of a procedure of conducting the board of directors’ meetings.	Compliant	Article 26 of Rostelecom’s Charter(1) and Article 6 of the Regulations on the Rostelecom’s Board of Directors(6).
23.

Stipulation in the Company’s internal documents of the necessity for the board of directors to approve all Company transactions worth more than 10 percent of the Company assets, except for deals made in the ordinary course of business.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board Responsibility”).
24.

Stipulation in the Company’s internal documents of the board of directors’ right to obtain from executive bodies and heads of the Company’s major divisions the information required to assist the board of directors in fulfilling its duties, as well as responsibility for failure to submit such information.

Compliant

This requirement is contained in paragraph 3.4. of the Regulations on the Board of Directors of the Rostelecom(6). This provision is also set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board Responsibility”).

25.

Existence of the board of directors’ committee on strategic planning or assignment of this committee’s functions to another committee (excluding the audit committee and the personnel and compensation committee).

Compliant

The Board of Directors established the strategic planning committee on September 16, 2003. Current members of the Strategic Planning Committee were elected on July 5, 2007 (according to the Minutes No.3 dated July 9, 2007, of the Board of Directors).

26.

Existence of the board of directors’ committee (audit committee), which advises the board of directors on selection of an auditor for the Company and cooperates with the auditor and the Company’s audit committee.

Compliant

The Board of Directors established the audit committee on December 21, 2004. Current members of the audit committee were elected on July 5, 2007 (according to the Minutes No.3 dated July 9, 2007, of the Board of Directors).

27.	Presence of only independent and Non-Executive Directors on the audit committee.	Compliant

This requirement is contained in paragraph 5.1. of the Provision on Board of Directors Audit Committee of Rostelecom(7); decision on item 3 of the Minutes No.3 dated July 9, 2007 of the Board of Directors).

28.	An Independent Director’s chairmanship of the audit committee.	Compliant	Decision on item 3 of the Minutes No.3 dated July 9, 2007, of the Board of Directors.
29.	Stipulation in the Company’s internal documents of the right of all audit committee members to have access to any of the Company’s documents and information on a non-disclosure basis.	Compliant

This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Board of Directors’ Audit Committee” and Article 4 of the Regulations on the Audit Committee of the Rostelecom’s Board of Directors(7).

30.

Establishment of the board of directors’ committee (nomination and remuneration committee), which will develop the selection criteria for candidates to the board of directors and develop the Company’s remuneration policy.

Compliant

The Board of Directors established the Nominations and Remuneration Committee on September 16, 2003. Current members of the Nominations and Remuneration Committee on were elected on July 5, 2007 (according to the Minutes No.3 dated July 9, 2007, of the Board of Directors).

31.	An Independent Director’s chairmanship of the personnel and compensation committee.	Compliant

Since September 16, 2003, till present the Chairman of Nominations and Remuneration Committee is an Independent Director; decision on item No.5 of Minutes of the Board of Directors No.3 dated July 9, 2007.

32.	No Company’s executives in the nomination and remuneration committee.	Compliant

The provision is embodied in Article 3 of the Regulations on Nominations and Remuneration Committee of the Board of Directors of Rostelecom(8); decision on item 5 of Minutes No.3 dated July 9, 2007, of the Board of Directors.

33.

Establishment of the board of directors’ committee for risks or assignment of this committee’s functions to another committee (excluding the audit committee and the nomination and remuneration committee).

		Non-Compliant	The Audit Committee of the Board of Directors of Rostelecom was charged with performing this function(7).
34.

Establishment of the board of directors’ committee for corporate conflict settlement or assignment of this committee’s functions to another committee (excluding the audit committee and the nomination and remuneration committee).

Compliant

The Corporate Governance Committee of OJSC Rostelecom Board of Directors was charged with performing this function. See the Statute of the Corporate Governance Committee of OJSC Rostelecom Board of Directors(9).

35.	No Company’s executives on the committee for corporate conflict settlement.	Compliant	On March 21, 2008, the Board of Directors appointed members to the Corporate Governance Committee of OJSC Rostelecom Board of Directors (Minutes of the Board of Directors No.15 as of March 25, 2008).
36.	An Independent Director’s chairmanship of the committee for corporate conflict settlement.	Compliant	On March 21, 2008, the Board of Directors appointed members to the Corporate Governance Committee of OJSC Rostelecom Board of Directors (Minutes of the Board of Directors No.15 as of March 25, 2008).
37.	Existence of the Company’s internal documents approved by the board of directors, providing for the procedure of creation and functioning of the board of directors’ committees.	Compliant

The Board of Directors approved the Regulations on Strategic Planning Committee(10) and the Nominations and Remuneration Committee(8) on September 16, 2003.
The Board of Directors approved the Regulations on the Audit Committee(7) on December 21, 2004.
The Board of Directors approved the Regulations on the Corporate Governance Committee(9) on December 29, 2007).

38.

Stipulation in the Company’s Charter of the procedure of designating the board of directors’ quorum, which will provide for mandatory participation of Independent Directors in the board of directors’ meetings.

Non-Compliant

Executive Bodies

39.	Existence of the Company’s collective executive body (management board).	Compliant	Article 27.1. of Rostelecom’s Charter.
40.

Stipulation in the company’s charter or internal documents of mandatory approval of real estate transactions and loan agreements by the management board, if these deals are not considered as major and do not belong to day-to-day business of the company.

Partially conformed to

Regulations on operations documenting and control procedures with respect to fixed assets accounting of Rostelecom General management and affiliated branched determine competence of the Company Board regarding to acquisition and retirement of assets including real property facilities.

41.	Stipulation in the Company’s internal documents of the procedure of coordinating transactions those are beyond the scope of the Company’s financial and economic plan.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board Responsibility”).
42.	No persons in executive bodies, being participants, general directors (top managers), management body member or employees of any legal entity that is competing with the Company.	Compliant	Conformed to in practice. This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board and Its Committees”).
43.

No persons in executive bodies found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations with business, finance, taxes and duties or securities market. If the sole executive body’s functions are fulfilled by a management company or a manager, the general director and management board members of a management company or manager must meet the requirements set for a general director and management board members of the Company.

		Compliant	Conformed to in practice. This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board and Its Committees”).

44.

Stipulation in the Company Charter or internal documents of a ban on a management company (manager from performing similar functions in a competing company, as well as establishing other property relations with the Company except for providing services of a management organization (manager).

Non-Applicable
45.

Stipulation in the Company’s internal documents of an obligation of executive bodies to refrain from actions that will lead or potentially lead to conflicts between their interests and the Company’s interests; and should such conflicts of interest arise, an obligation to inform the board of directors of them.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Management Board and Its Committees”).
46.	Stipulation in the Company’s Charter or internal documents of the criteria for selection of a management company.	Non-Applicable
47.	Monthly reports of executive bodies on their deliverables to the board of directors.	Non-Compliant	The Company’s Board of Directors deems it reasonable to consider at its meeting quarterly reports of the Management Board.
48.

Stipulation in agreements between the Company and the general director (management company, manager), as well as between the Company and management board members of the responsibility for violating regulations on confidential and insider information use.

Compliant

Conformed to in practice. This norm is embodied in Corporate Governance Code of Rostelecom(2) (Section “Management Board and its Committees”), in contract with the Rostelecom’s General Director and in contracts with the members of the Company’s Management Board.

Company Secretary

49.

Existence in the Company of a special official (the Company corporate secretary), whose task is to facilitate adherence by the Company bodies and executives to requirements that guarantee the exercise of rights and legal interests of the Company.

		Compliant	Decision on item No.3 of Minutes of the Board of Directors No.1 dated June 18, 2007; Provision on Corporate Secretary of Rostelecom(11).
50.	Stipulation in the Company’s Charter or internal documents of the procedure of appointing (electing) the Company secretary and establishing the secretary’s duties.	Compliant	Article 23.3.30. of Rostelecom’s Charter(1). Section 2 of Provision on Corporate Secretary of Rostelecom(11).
51.	Stipulation in the Company’s Charter of requirements for secretary candidates.	Non-Compliant	This norm is contained in Corporate Governance Code of Rostelecom(2 (Section “Corporate Secretary Functions Execution” and Section 2 of Provision on Corporate Secretary of Rostelecom(11).

Major Corporate Activities

52.	Stipulation in the Company’s Charter or internal documents of a requirement for approve large deals (worth 25-50 percent of the Company assets value) before they are made.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Major Corporate Activities”).
53.	Mandatory engagement of an independent appraiser to appraise the market value of property that is the subject of large deals.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Major Corporate Activities”).
54.

Stipulation in the Company’s Charter of a ban on taking any measures, when acquiring major stakes in the Company (acquisition, aimed to protect the interests of executive bodies (members of executive bodies and board of directors members of the Company, as well as worsening the shareholders’ position (in particular, a ban on the board of directors to make decisions, prior to the assumed end date of share purchase, on issue of securities convertible into shares or securities that grant the right to acquire the Company shares even if the right to make such a decision is stipulated in the Charter.)

		Non-Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Major Corporate Activities”).
55.

Stipulation in the Company’s Charter of a requirement for mandatory engagement of an independent appraiser to appraise the current market value of shares and possible changes in their market value as a result of acquisition of the Company.

		Non-Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Major Corporate Activities”).

56.

No release in the Company’s Charter of purchasers from an obligation to offer shareholders the opportunity to sell their ordinary shares of the Company (securities convertibles into ordinary shares) upon acquisition.

		Compliant	This provision is not set in the Company’s Charter(1).
57.	Stipulation in the Company’s Charter or internal documents of a requirement for mandatory engagement of an independent appraiser to determine the share conversion ratio in the Company reorganization.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2) (see section “Major Corporate Activities”).

Information Disclosure

58.	Existence of a document approved by the board of directors that makes the rules for and approaches to disclosure of information about the Company (the Information Policy Regulations).	Compliant	The Board of Directors approved the Information Disclosure Policy on November 15, 2004(12).
59.

Stipulation in the Company’s internal documents of a requirement for disclose information about the purpose of placing shares, about persons who intend to buy these shares, including a large stake, as well as about intentions of Company executives to buy the Company shares to be placed.

		Non-Compliant	Shares placing is not intended.
60.

Stipulation in the Company’s internal documents of a list of documents, materials and other information to be submitted to the shareholders for solving issues put on the agenda of a general shareholders meeting.

		Compliant	Article 18.5. of Rostelecom’s Charter.
61.	Existence of the Company’s website and regular publication of information about the Company on the website.	Compliant	http://www.rt.ru/en/
62.

Stipulation in the Company’s internal documents of a requirement for disclose information about the Company’s deals with persons who, according to the Charter, are the Company’s top executives, as well as about the Company’s deals with organizations, in which the Company top executives directly or indirectly hold 20 percent or larger stakes, or on which these executives are able to exert essential influence.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Company Information Policy) and the Securities Trading Policy.
63.	Stipulation in the Company’s internal documents of a requirement for disclose information about all deals, which may influence the market value of Company shares.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Company Information Policy).
64.

Existence of an internal document approved by the board of directors that describes how to use essential information about the Company’s activity, shares and other securities, and also about transactions with them, which is not publicly accessible and the disclosure of which may essentially influence the market value of the Company shares and other securities.

		Compliant	Securities Trading Policy of Rostelecom.

Financial and Economic Control

65.	Existence of procedures approved by the board of directors for internal control over the Company’s financial and economic activity.	Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom(14).
66.	Existence of a special division in the Company that facilitates adherence to the procedures of internal control (a control and auditing service).	Compliant	Internal Audit Department; Statute of Internal Audit Department(13)
67.

Stipulation in the Company’s internal documents of the control and auditing service’s obligation to inform the audit committee about irregularities found, as well as an obligation of the service head to regularly report to the audit committee on implementation of the Company’s financial and economic plan and deviations from the plan.

		Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom(14).
68.

No persons in the Company control and auditing service found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations with business, finance, taxes and duties or securities market.

		Compliant	Observed in practice.

69.

No persons in the control and auditing service, being members of the Company executive bodies, as well as being participants, general directors (top managers), management body member or employees of any legal entity that is competing with the Company.

		Compliant	Observed in practice.
70.

Stipulation in the Company’s internal documents of a period for submitting documents and materials to the control and auditing service, required for assessing a financial and economic transaction made, as well as responsibility of Company executives and employees for failure to submit the above papers prior to the deadline.

		Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom(14).
71.	Stipulation in the Company’s internal documents of the control and auditing service’s obligation to inform the audit committee (or in its absence, the board of directors) about irregularities.	Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom(14).
72.

Stipulation in the Company’s Charter of a requirement for the control and auditing service to assess advisability for making transactions (nonstandard transactions) that are not included in the Company’s financial and economic plan.

		Non-Compliant	Assessment of practicability of performed operations not provided for in the Rostelecom’s year budget shall be made by the Board of Directors and Management Board of the Company
73.	Stipulation in the Company’s internal documents of the procedure of coordinating nonstandard transactions with the board of directors.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code(2 (see section “Management Board Responsibility”).
74.	Existence of an internal document approved by the board of directors that describes the procedure of auditing the Company’s financial and economic activity by the audit committee.	Compliant	Regulations on Audit Commission of Rostelecom(15).
75.	Review by the audit committee of the auditors’ opinion prior to presentation thereof to the shareholders at a general meeting.	Compliant	This requirement is included in the Regulations on the Audit Committee of the Board of Directors(7).

Dividends

76.	Existence of an internal document approved by the board of directors, based on which the board of directors passes recommendations for the size of dividends (the Dividend Policy Regulations).	Compliant	Rostelecom’s Dividend Policy Regulations(16).
77.

Stipulation in the Dividend Policy Regulations on the procedure of determining a minimum amount of the Company’s net profits allocated for dividend payment, and conditions, under which dividends are fully or partially paid on preferred shares; the size of dividends on these preferred shares is set in the Company’s Charter.

Non-Compliant
78.

Publication of information about the Company’s Dividend Policy and changes therein in a bulletin stipulated in the Company’s Charter for publication of statements about general shareholders meetings, as well as publication of this information on the Company’s website.

		Compliant	http://www.rt.ru/en/

(1)          OJSC Rostelecom Charter. (Issue No.8) approved by the Annual General Meeting of Shareholders of OJSC Rostelecom on June 16, 2007 (pursuant to Minutes No.1 as of June 29, 2007)

(2)          OJSC Rostelecom Corporate Governance Code approved by the Board of Directors of  OJSC Rostelecom on December 27, 2007 (pursuant to Minutes No.12 as of December 29, 2007)

(3)          Statute of General Meeting of Shareholders of OJSC Rostelecom approved by the Annual General Meeting of Shareholders of OJSC Rostelecom on June 15, 2003 (pursuant to Minutes No.1 as of June 20, 2003)

(4)          OJSC Rostelecom Ethics Code approved by the Board of Directors of OJSC Rostelecom on December 27, 2007 (pursuant to Minutes No.12 as of December 29, 2007)

(5)          Regulations on Transactions in OJSC Rostelecom Securities approved by the Board of Directors of OJSC Rostelecom on April 18, 2005 (pursuant to Minutes No.11 as of April 20, 2005)

(6)          Regulations on OJSC Rostelecom Board of Directors approved by the Annual General Meeting of Shareholders of OJSC Rostelecom on June 16, 2007 (pursuant to Minutes No.1 as of June 29, 2007)

(7)          Statute of Audit Committee of OJSC Rostelecom Board of Directors approved by the Board of Directors of OJSC Rostelecom on December 21, 2004 (pursuant to Minutes No.8 as of December 27, 2004)

(8)          Statute of Nominations and Remuneration Committee of OJSC Rostelecom Board of Directors approved by the Board of Directors of OJSC Rostelecom on September 16, 2003 (as amended on August 13, 2004) (pursuant to Minutes No.2 as of August 13, 2004)

(9)          Statute of Corporate Governance Committee of OJSC Rostelecom Board of Directors approved by the Board of Directors of OJSC Rostelecom on December 27, 2007 (pursuant to Minutes No.12 as of December 29, 2007)

(10)    Statute of Strategic Planning Committee of OJSC Rostelecom Board of Directors approved by the Board of Directors of OJSC Rostelecom (the edition as of August 13, 2004) (pursuant to Minutes No.2 as of August 13, 2004)

(11)    Regulations on OJSC Rostelecom Corporate Secretary and Staff of the OJSC Rostelecom Corporate Secretary approved by the Board of Directors of OJSC Rostelecom on May 13, 2005 (pursuant to Minutes No.12 as of May 13, 2005)

(12)    Regulations on Information Policy approved by the Board of Directors of OJSC Rostelecom on November 15, 2004 (pursuant to Minutes No.5 as of November 15, 2004)

(13)    Statute of OJSC Rostelecom Internal Audit Department approved by the Board of Directors of OJSC Rostelecom on October 3, 2006 (pursuant to Minutes No.03 as of October 04, 2006.)

(14)    Regulations on Internal control System Operating in the Course of Preparing OJSC Rostelecom Financial Statements approved by the Board of Directors of OJSC Rostelecom on December 26, 2005 (pursuant to Minutes No.12 as of December 29, 2005)

(15)    Statute of OJSC Rostelecom Audit Commission approved by the Annual General Meeting of Shareholders of OJSC Rostelecom on June 24, 2006 (pursuant to Minutes No.1 as of July 9, 2006)

(16)    Regulations on OJSC Rostelecom Dividend Policy approved by the Board of Directors of OJSC Rostelecom (pursuant to Minutes No.7 as of December 24, 2004)

BOARD OF DIRECTORS

EXHIBIT NO.2

COMPANY MANAGEMENT AND CONTROLLING BODIES

Board of Directors

Alexander N. Kiselev, Chairman of the Board of Directors

Mr. Kiselev was born in 1962. He graduated from the Oriental Faculty of St. Petersburg State University.

The table below provides the list of offices Mr. Kiselev held in the recent 5 years and his current position:

Period	Organization	Office
2003 – 2004	Ministry of Communications and Informatization of the Russian Federation	First Deputy Minister
2003 – 2006	OJSC Svyaz-Bank	Chairman of the Board of Directors
2004 – 2004	Ministry of Transport and Communications of the Russian Federation	Director of the Department for State Policy In Telecommunications and Mail Service
2004 – 2006	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005 – 2006	OJSC Moscow City Telephone Network, OJSC North-West Telecom, OJSC Rostelecom, OJSC CenterTelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	General Director, Chairman of the Management Board
2006 – current	OJSC Moscow City Telephone Network	Member of the Board of Directors
2006 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Chairman of the Board of Directors
2007 – current	OJSC Sibirtelecom, OJSC Svyazinvest, OJSC Rosinfocominvest	Member of the Board of Directors
2007 – current	NPF Telecom-Soyuz	Chairman of the Fund Board

As of December 31, 2007, Mr. Kiselev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Kiselev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Mikhail A. Alexeev

Mr. Alexeev was born in 1954. In 1983 he graduated from the Higher School of KGB (Committee for State Security) of the USSR where he specialized in law.

The table below provides the list of offices Mr. Alexeev held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Advisor to the Minister, Deputy Minister
2004 – 2005	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005– current	OJSC Far Eastern Telecommunication Company	Member of the Board of Directors
2006 – current	OJSC Tetrasvyaz	Chairman of the Board of Directors
2006 – current	CJSC BaltAvtoPoisk	Member of the Board of Directors
2007 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Member of the Board of Directors

As of December 31, 2007, Mr. Alexeev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Alexeev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yekaterina O. Vasilyeva

Ms. Vasilyeva was born in 1971. In 1995 she graduated from the Dnepropetrovsk State University where she specialized in practical psychology and obtained qualifications of a practicing psychologist and an English language teacher.

The table below provides the list of offices Ms. Vasilyeva held in the recent 5 years and her current position:

Period	Organization	Office
2002 – 2003	Gamma Group LLC	Senior Expert, Corporate Finance Section
2003 – 2004	LINKS Finance LLC	Senior Expert, Corporate Finance Section
2004 – 2006	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Vice-president, Corporate Finance Department
2006 – current	CIT Finance Investment Bank (OJSC)	Director of Corporate Finance Department
2007 – current	OJSC Rostelecom	Member of the Board of Directors

As of December 31, 2007, Ms. Vasilyeva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Vasilyeva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Anatoly A. Gavrilenko

Mr. Gavrilenko was born in 1972. He graduate from the Moscow State University named after M.V. Lomonosov with qualifications of economist-mathematician and lawyer.

The table below provides the list of offices Mr. Gavrilenko held in the recent 5 years and his current position:

Period	Organization	Office
1995 – 2004	CJSC Alor-Invest	Director for Strategic Financial Planning
2004 – 2006	OJSC Ulianovsk Motor Works, OJSC United Machine-Building Works	Member of the Board of Directors
2005 – 2006	OJSC Belvnesheconombank, OJSC Utility Management Company	Member of the Supervisory Board
2005 – 2007	OJSC Southern Telecommunications Company	Member of the Board of Directors
2006 – 2007	OJSC Mosenergosbyt	Member of the Board of Directors
2004 – current	CJSC Leader (pension fund management company)	General Director, Member of the Board of Directors
2005 – current	OJSC Mosenergo, OJSC Moscow City Telecommunications Company, OJSC Moscow Heating Network Company, OJSC Moscow United Telecommunications Company	Member of the Board of Directors
2007 – current	OJSC Gazprombank, OJSC Rostelecom, OJSC VolgaTelecom, OJSC Siburholding	Member of the Board of Directors
2008 – current	OJSC Salavatnefteorgsintez	Member of the Board of Directors

As of December 31, 2007, Mr. Gavrilenko had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Gavrilenko made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Valery V. Degtyarev

Mr. Degtyarev was born in 1957. He graduated from the Omsk Railway Institute, holds a candidate’s degree in technical sciences. In 2000 he graduated from the Economics and Management of National Economy Faculty of St. Petersburg State University of Finance and Economy and holds a candidate’s degree in economics.

The table below provides the list of offices Mr. Degtyarev held in the recent 5 years and his current position:

Period	Organization	Office
2004 – 2007	OJSC Far Eastern Telecommunication Company, CJSC Radiotel	Member of the Board of Directors
2005 – 2007	OJSC CenterTelecom	Member of the Board of Directors
2001 – current	CJSC Professional Telecommunications	General Director, Member of the Board of Directors
2004 – current	OJSC Rostelecom, OJSC VolgaTelecom	Member of the Board of Directors
2004 – current	OJSC Tetrasvyaz	General Director
2006 – current	OJSC Tetrasvyaz	Member of the Board of Directors

As of December 31, 2007, Mr. Degtyarev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Degtyarev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Sergey I. Kuznetsov

Mr. Kuznetsov was born in 1953. He graduated from North-Western Polytechnics Institute where he specialized in computer technologies; Mr. Kuznetsov was trained in Columbia University business school and completed a business administration course in Duke University business school.

The table below provides the list of offices Mr. Kuznetsov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
2001 – 2003	OJSC RTC Leasing CJSC Interfax-Telecom	Member of the Board of Directors
2001 – 2003	OJSC Svyazinvest	Member of the Management Board
2001 – 2003	NPF Rostelecom-Guarantee	Member of the Fund Board
2001 – 2004	CJSC Telmos, OJSC RTComm.RU, CJSC Globalstar – Space Telecommunications	Member of the Board of Directors
2001 – 2004	NP Center for Studies of Telecommunications Development Issues	Member of the Partnership Board
2002 – 2004	OJSC Rostelecom	Member of the Board of Directors
2003 – 2003	OJSC RTC Leasing	Chairman of the Board of Directors
2003 – 2004	OJSC North-West Telecom	General Director, Chairman of the Management Board
2003 – 2005	OJSC Svyaz-Bank	Member of the Board of Directors
2004 – 2004	OJSC North-West Telecom	Member of the Board of Directors
2004 – 2006	OJSC Svyazinvest	First Deputy General Director, Member of the Management Board
2004 – 2006	OJSC Telecominvest	Member of the Board of Directors
2005 – 2006	OJSC Southern Telecommunication Company, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Ulalsvyazinform, OJSC Far Eastern Telecommunication Company	Chairman of the Board of Directors
2005 – 2006	OJSC VolgaTelecom	Member of the Board of Directors
2006 – 2006	OJSC Svyazinvest	Advisor to General Director
2005 – current	OJSC CenterTelecom, OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC VolgaTelecom	Chairman of the Board of Directors
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors

As of December 31, 2007, Mr. Kuznetsov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Kuznetsov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yevgeny I. Logovinsky

Mr. Logovinsky was born in 1972. In 1994 he graduated from Moscow State Management Academy named after S.Ordjonikidze and holds a candidate’s degree in economics. In 2007 he got his MBA from Manchester Business School.

The table below provides the list of offices Mr. Logovinsky held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2004	CISC PriceWaterhouseCoopers Audit	Manager in the audit section
2004 – 2006	CJSC Leader (pension fund management company)	Deputy General Director for Economics and Finance
2005 – 2006	OJSC Ulianovsk Motor Works, OJSC GRES-24, CJSC Kashira GRES-4, OJSC Mosenergosbyt, OJSC Zagorsk GAES	Member of the Board of Directors
2006 – 2006	OJSC SOGAZ	Deputy General Director
2006 – 2006	OJSC Shatura GRES-5	Member of the Board of Directors
2006 – current	OJSC SOGAZ	Deputy Chairman of the Management Board
2006 – current	SK Neftepolis LLC, CJSC Energoinvest-ME	Member of the Board of Directors
2007 – current	OJSC Rostelecom, CJSC Leader	Member of the Board of Directors

As of December 31, 2007, Mr. Logovinsky had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Logovinsky made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Nikolai L. Mylnikov

Mr. Mylnikov was born in 1974. In 2001 he graduated from St. Petersburg State University where he studied law.

The table below provides the list of offices Mr. Mylnikov held in the recent 5 years and his current position:

Period	Organization	Office
2003 – 2008	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Director of the Legal Department
2004 – 2005	OJSC Magistral Finance Leasing Company	General Director
2005 – 2005	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2006	CIT Finance Life Insurance (CJSC)	Member of the Board of Directors
2004 – current	OJSC CIT Finance Europe	Member of the Fund Board
2007 – current	NPF Promagrofund	Member of the Fund Board
2007 – current	OJSC Rostelecom	Member of the Board of Directors
2008 – current	CIT Finance (LLC)	Member of the Board of Directors
2008 – current	CIT Finance Investment Bank (OJSC)	Deputy General Director concerning legal matters, Member of the Management Board

As of December 31, 2007, Mr. Mylnikov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Mylnikov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Elena P. Selvich

Ms. Selvich was born in 1968. She graduated from Economics and Finance Institute (St. Petersburg) with qualifications of economist.

The table below provides the list of offices Ms. Selvich held in the recent 5 years and her current position:

Period	Organization	Office
1999 – 2003	CJSC Best Ceramics	Deputy General Director for Economy and Finance
2003 – 2005	CJSC Petersburg-Transit-Telecom	Financial Director
2005 – 2006	OJSC Svyazinvest	Director, Finance Department
2005 – 2006	OJSC Uralsvyazinform	Member of the Management Board
2006 – 2007	OJSC Sibirtelecom, CJSC JSCIB Pochtobank	Member of the Audit Commission
2006 – 2007	OJSC Information Technologies of Telecommunications	Chairman of the Audit Commission
2006 – current	OJSC Rostelecom, OJSC Southern Telecommunications Company, OJSC CenterTelecom	Member of the Management Board
2006 – current	OJSC Svyazinvest	Executive Director – Director of Economy and Finance Department
2007– current	CJSC STARTCOM	Member of the Board of Directors

As of December 31, 2007, Ms. Selvich had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Selvich made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Maxim Yu. Tsyganov

Mr. Tsyganov was born in 1972. In 1994 he graduated from St. Petersburg State Economics and Finance Institute obtaining an economist’s qualifications.

The table below provides the list of offices Mr. Tsyganov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2003	CJSC Web-Invest Bank	Director, Department of Trade Operations
2002 – 2006	CJSC LenRosInvest	General Director
2003 – 2003	Moscow Branch of CJSC Web-Invest Bank	Director, Department of Trade Operations

2003 – 2005	LLC Web-Invest.ru	Director of the branch
2003 – 2007	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Member of the Board of Directors
2004 – 2004	CJSC LIMKS Invest	Member of the Board of Directors
2004 – 2007	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2007	Branch of CIT Finance Investment bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Managing Director
2006 – 2007	CIT Finance (LLC)	General Director
2007 – 2008	CIT Finance Investment bank (OJSC)	Managing Director
2006 – current	CIT Finance Europe	Member of the Board
2007 – current	CIT Finance Investment bank (OJSC)	Member of the Management Board
2007 – current	CIT Fortis Investment Consulting (LLC), OJSC CenterTelecom, OJSC Rostelecom	Member of the Board of Directors
2007 – current	Self-regulatory organization National Securities Market Association	Member of the Board
2008 – current	CIT Finance Investment bank (OJSC)	Deputy General Director
2008 – current	CIT Finance (LLC)	Member of the Board of Directors

As of December 31, 2007, Mr. Tsyganov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Tsyganov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yevgeny A. Chechelnitsky

Mr. Chechelnitsky was born in 1973. He is a graduate of St. Petersburg State Economics and Finance University. Mr. Chehelnitsky took his candidate’s degree in economics at St. Petersburg Engineering and Economics Academy. He successfully finished papers F1 – F8 ACCA.

The table below provides the list of offices Mr. Chechelnitsky held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Deputy head of the Department for Economic and Investment Policies
2004 – 2006	Federal Service for Supervision in Communications Sector	Deputy Head of the Federal Service for Supervision in Communications Sector
2005 – 2006	OJSC Southern Telecommunications Company, OJSC Far Eastern Telecommunication Company, OJSC Central Telegraph, OJSC Uralsvyazinform	Member of the Board of Directors
2005 – 2007	OJSC Giprosvyaz	Member of the Board of Directors
2006 – 2007	OJSC Sibirtelecom	Member of the Board of Directors
2005 – current	OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Deputy General Director
2006 – current	OJSC Uralsvyazinform, OJSC Far Eastern Telecommunication Company	Chairman of the Board of Directors
2006 – current	NPF Telecom-Soyuz	Member of the Fund Board
2006 – current	OJSC Svyazinvest	Member of the Management Board
2007 – current	OJSC Sibirtelecom	Chairman of the Board of Directors

As of December 31, 2007, Mr. Chechelnitsky had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Chechelnitsky made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

No members of the Board of Directors of the Company have been brought to administrative responsibility for breaches of law in the spheres of finance, taxes and levies, securities market, or to criminal responsibility (no members of the Board of Directors of the Company have had any previous conviction record) for crimes in the sphere of economics or for crimes against the state authority, and among the members of the Board of Directors of the Company, there are no persons who held any positions in managing bodies of entities over the period when bankruptcy proceedings were initiated against, and/or any bankruptcy procedures were applied in respect of such entities pursuant to the Russian laws and regulations.

Management Board

Management Board

Konstantin Yu. Solodukhin, General Director, Chairman of the Management Board

Mr. Solodukhin was born in 1965. In 1989 he graduated from Military Engineering University named after A.F. Mozhaysky where he specialized in radio-electronic facilities. In 2001 he got his MBA at California State University, Hayward.

The table below provides the list of offices Mr. Solodukhin held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2004	OJSC Central Telegraph	First Deputy General Director
2004 – 2005	OJSC Multiregional TransitTelecom	First Deputy General Director
2005– 2008	OJSC Multiregional TransitTelecom	General Director, Chairman of the Management Board
2005 – current	CJSC Neva Line	Chairman of the Board of Directors
2006 – current	OJSC Multiregional TransitTelecom	Member of the Board of Directors
2007– current	WAVECREST GROUP ENTERPRISES LIMITED	Member of the Board of Directors
2008– current	OJSC Rostelecom	General Director, Chairman of the Management Board

As of December 31, 2007, Mr. Solodukhin had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Solodukhin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry Ye. Yerokhin, Chairman of the Management Board until November 5, 2007

Mr. Yerokhin was born in 1950. In 1977 he graduated with honors from Dagestan Polytechnical Institute with a diploma in Radio design engineering.

The table below provides the list of offices Mr. Yerokhin held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	First Deputy General Director, Member of the Management Board
2002 – 2005	CJSC Insurance Company Costars, CJSC MTs NTT	Member of the Board of Directors Chairman of the Board of Directors
2002 – 2007	CJSC Globalstar - Space Telecommunications	Member of the Board of Directors
2002 – 2007	OJSC MMTS-9	Chairman of the Board of Directors
2003 – 2007	OJSC Rostelecom	General Director, Chairman of the Management Board
2004 – 2005	OJSC National Payphone Network	Member of the Board of Directors
2004 – 2007	OJSC Rostelecom	Member of the Board of Directors
2005 – 2007	NPF Telecom-Soyuz	Member of the Fund Board
2005 – 2007	CJSC Globus Telecom	Member of the Board of Directors
2006 – 2007	CJSC Zebra Telecom	Member of the Board of Directors
2004 – current	NP Centre for Studies of Telecommunications Development Issues	Member of the Partnership Board
2007 – current	CJSC Zebra Telecom	Chairman of the Board of Directors
2007 – current	CJSC Globus Telecom	Chairman of the Board of Directors
2007 – current	CJSC Globalstar - Space Telecommunications	Chairman of the Board of Directors
2007 – current	OJSC MMTS-9	Member of the Board of Directors
2007 – current	OJSC Svyazinvest	Deputy General Director

As of December 31, 2007, Mr. Yerokhin held 3,600 preferred Rostelecom’s shares. He had no interest in any of the Company’s subsidiaries or affiliates. In 2007, Mr. Yerokhin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Vladimir V. Terekhov

Mr. Terekhov was born in 1958 in Kherson. In 1981 he graduated from the Kiev Higher Military Engineering Telecommunications College with a diploma in radio communications, and in 1990, continued his studies at the Military Telecommunications Academy.

The table below provides the list of offices Mr. Terekhov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2002	CJSC Petersburg Transit Telecom	Deputy General Director in Charge of Technical Development
2002 – 2003	OJSC Rostelecom	Deputy General Director – Technical Director, Member of the Management Board
2003 – 2004	CJSC NTTs Comset	Member of the Board of Directors
2003 – current	OJSC Rostelecom	First Deputy General Director, Member of the Management Board
2004 – current	CJSC RUSTEL, OJSC RTComm.RU	Member of the Board of Directors
2005 – current	CJSC GlobalTel	Member of the Board of Directors

As of December 31, 2007, Mr. Terekhov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Terekhov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Andrei A. Gaiduk

Mr. Gaiduk was born in 1973 in Grozny. In 1995 he graduated from the St. Petersburg University of Economics and Finance with a diploma in Finance and credit.

The table below provides the list of offices Mr. Gaiduk held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2004	CJSC Russian Industrial Bank	Chairman of the Management Board
2002 – 2004	CJSC Registrator-Svyaz	Member of the Board of Directors
2003 – 2003 2005 – 2006	OJSC Svyaz-Bank	Member of the Board of Directors
2004 – 2006	OJSC Rostelecom	Deputy General Director – Financial Director
2005 – 2007	CJSC MTs NTT	Member of the Board of Directors
2004 – current	OJSC Rostelecom	Member of the Management Board
2005 – current	CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTS-9, CJSC Globus Telecom	Member of the Board of Directors
2006 – current	CJSC Zebra Telecom	Member of the Board of Directors
2006 – current	OJSC Rostelecom	First Deputy General Director – Finance Director
2007 – current	CJSC MTs NTT	Chairman of the Board of Directors

As of December 31, 2007, Mr. Gaiduk had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Gaiduk made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Sergei L. Akopov

Mr. Akopov was born in 1953 in Leningrad. In 1977 he graduated from the Leningrad Nautical College of the Ministry of the Merchant Marine with a diploma in Radio engineering.

The table below provides the list of offices Mr. Akopov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	CJSC Petersburg Transit Telecom	Administrative Director
2003 – 2006	OJSC Rostelecom	Deputy General Director – Administrative Director
2003 – current	OJSC Rostelecom	Member of the Management Board
2006 – current	OJSC Rostelecom	Director of Administrative Department

As of December 31, 2007, Mr. Akopov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Akopov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Andrei Yu. Baklykov

Mr. Baklykov was born in 1968 in Kiev. In 1990 he graduated with honors from the Kiev Higher School of Radio Engineering with a degree in radio aids.

The table below provides the list of offices Mr. Baklykov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2002	CJSC TransTelecom	Head of Information Systems Development Department
2003 – 2005	OJSC Rostelecom	Deputy Director for Information Technologies
2005 – 2006	OJSC Rostelecom	Director for Information Technologies
2006 – current	OJSC Rostelecom	Director of Information Technologies Department
2007 – current	OJSC Svyazintek	Member of the Board of Directors
2007 – current	OJSC Rostelecom	Member of the Management Board

As of December 31, 2007, Mr. Baklykov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Baklykov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yevgeny V. Gerasimov

Mr. Gerasimov was born in 1965, in Vologda Region. In 1987, he graduated from the Leningrad Telecommunications Institute where he majored in Radio Communications and Broadcasting.

The table below provides the list of offices Mr. Gerasimov held in the recent 5 years and his current position:

Period	Organization	Office
1999 – 2002	OJSC Rostelecom	Director of the Territorial Center for Long-Distance Communications and Television No.3
2003 – 2005	OJSC Rostelecom	Director of North-Western Branch
2005 – current	OJSC Rostelecom	Deputy General Director – Director of North-Western Branch
2006 – current	OJSC Rostelecom	Member of the Management Board

As of December 31, 2007, Mr. Gerasimov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Gerasimov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry M. Gurevich, member of the Management Board until March 21, 2008

Mr. Gurevich was born in 1971 in Leningrad. In 1993 he graduated with honors from the Leningrad M.A. Bonch-Buyevich Telecommunications Institute with a diploma in radio engineering. He received MBA degree from the St. Petersburg International Institute of Management in 1997 and a Master’s Certificate in project management from the George Washington University School of Business and Public Management.

The table below provides the list of offices Mr. Gurevich held in the recent 5 years and his current position:

Period	Organization	Office
1998 – 2003	Saint Petersburg Branch of CJSC Lucent Technologies	Project Director
2003 – 2006	OJSC Rostelecom	Deputy General Director – Project Management Director
2003 – 2008	OJSC Rostelecom	Member of the Management Board
2006 – 2008	OJSC Rostelecom	Director of Project Management Department

As of December 31, 2007, Mr. Gurevich had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Gurevich made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Alexander I. Isaev, member of the Management Board until April 14, 2007

Mr. Isaev was born in 1953 in Nikopol. In 1975, he graduated from A.F.Mozhaisky Institute of Military Engineers. He holds a Candidate’s degree and is a Senior Research Officer. In 1996, he was trained at the Saint Petersburg M.A. Bonch-Bruyevich University of Telecommunications in marketing in telecommunications. In 1998, he undertook professional retraining at the Eindhoven University and Sergey Ordzhonikidze State Academy of Management under the Russian-Dutch program Marketing Education in Russia (RIMA-A).

The table below provides the list of offices Mr. Isaev held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	Deputy General Director – Commercial Director
2002 – 2006	NP TelecomForum	Member of the Supervisory Board
2003 – 2005	OJSC Rostelecom	Deputy General Director – Director in Charge of Work with Government Structures
2005 – 2006	OJSC Rostelecom	Deputy General Director
2005 – 2007	CJSC Globus Telecom	Member of the Board of Directors
2005 – 2007	OJSC Rostelecom	Member of the Management Board
2006 – 2007	OJSC Rostelecom	Deputy General Director – Director of MMT Branch
2006 – 2007	CJSC Zebra Telecom	Member of the Board of Directors
2007 – current	OJSC Sibirtelecom	General Director, Chairman of the Management Board
2007 – current	CJSC Yeniseitelecom	Chairman of the Board of Directors
2007 – current	CJSC Baikaltelecom	Chairman of the Board of Directors
2007 – current	NP Centre for Studies of Telecommunications Development Issues	Member of the Board of Directors

As of December 31, 2007, Mr. Isaev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Isaev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Anton Yu. Klimenko, member of the Management Board until June 30, 2007

(Information about Mr. Klimenko is provided as of June 30, 2007)

Mr. Klimenko was born in 1975 in Moscow. He graduated from the Moscow State University in 1997 with a diploma in Political Science. After graduation from the University, he completed the Post-Graduate Programme at Diplomatic Academy of the Russian Ministry for Foreign Affairs in 2000. In 2000-2001, he studied Marketing in the Academy of the National Economy under the Russian government and got the Marketing Manager qualification.

The table below provides the list of offices Mr. Klimenko held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2002	CJSC Telmos	Head of Customer Care Center
2003 – 2003	OJSC Rostelecom	Head of the Marketing Department, Deputy Head for Public Relations, Deputy Director for Public and Investor Relations
2004 – 2006	OJSC Rostelecom	Director for Public and Investor Relations
2006 – 2007	OJSC Rostelecom	Director of Department for Public Relations and Investor Relations, Member of the Management Board

As of June 30, 2007, Mr. Klimenko had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From January 1 till June 30, 2007, Mr. Klimenko made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Rodion S. Levochka

Mr. Levochka was born in 1976. He graduated from the Moscow Power Engineering Insitute (Technical University) in 2000 with a degree in computing machinery.

The table below provides the list of offices Mr. Levochka held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2004	CJSC TeliaSonera International Carrier Russia (until October 8, 2003 CJSC Sonera Rus)	manager for marketing and business development
2004 – 2006	OJSC Telecominvest	Deputy Director for Development
2006 – 2007	CJSC Synterra	Deputy General Director for Business Development
2007 – 2007	OJSC Rostelecom	Adviser to General Director, Director of Products and Marketing Department
2007 – current	OJSC Rostelecom	Director of Products and Marketing Department, Member of the Management Board

As of December 31, 2007, Mr. Levochka had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Levochka made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Vladimir K. Mironov

Mr. Mironov was born in 1956 in Leningrad. He graduated from the Leningrad Railway Engineering Institute with a degree in Electrical engineering.

The table below provides the list of offices Mr. Mironov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2002	CJSC PeterStar	Director of Regime and Security Department, Director of Security Department
2003 – 2006	LLC RTK-Sibir	Member of the Board of Directors
2002 – current	OJSC Rostelecom	Deputy General Director, Member of the Management Board

As of December 31, 2007, Mr. Mironov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Mironov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Olga N. Rumyantseva

Ms. Rumyantseva was born in 1973. In 1996 she graduated from Stankin Moscow State Technology University with a degree in computer-aided design systems.

The table below provides the list of offices Ms. Rumyantseva held in the recent 5 years and her current position:

Period	Organization	Office
2002 – 2004	Sovintel LLC	Sales Director
2004 – 2005	OJSC Rostelecom	Deputy Commercial Director – Head of Marketing Division
2005 – 2006	OJSC Rostelecom	Commercial Director
2005 – 2005	OJSC Rostelecom	Member of the Management Board
2006 – 2008	OJSC Rostelecom	Director of Sales and Customer Service Department
2007 – current	CJSC Globus Telecom, CJSC MTs NTT	Member of the Board of Directors
2007 – current	OJSC Rostelecom	Member of the Management Board
2008 – current	OJSC Rostelecom	Director of Department for Work with Mass Segment and IRCs

As of December 31, 2007, Ms. Rumyantseva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Rumyantseva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Galina V. Rysakova

Ms. Rysakova was born in 1967 in the town of Lobnya, Moscow Region. In 1999 she graduated from the Moscow State University with diploma in Law.

The table below provides the list of offices Ms. Rysakova held in the recent 5 years and her current position:

Period	Organization	Office
2000 – 2001	OJSC Sheremetyevo International Airport	Head of Human Resources Department
2001 – 2003	OJSC Rostelecom	Head of Human Resources Department of Organizational Development and Human Resources Management Directorate
2003 – 2006	OJSC Rostelecom	Deputy General Director – Director for Organizational Development and Human Resources Management
2003 – current	OJSC Rostelecom	Member of the Management Board
2005 – current	CJSC Insurance Company Costars	Member of the Board of Directors
2006 – current	OJSC Rostelecom	Director of Department of Organizational Development and Human Resources Management

As of December 31, 2007, Ms. Rysakova had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Rysakova made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry V. Sigalov

Mr. Sigalov was born in 1973 in Leningrad. In 1996 he graduated from the St. Petersburg State University with a diploma in Law. From 1997 to 2000, Dmitry V. Sigalov continued postgraduate education at

St.Petersburg State University, majoring in commercial law. He received a degree of Candidate in Law at Moscow Humanities University.

The table below provides the list of offices Mr. Sigalov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2003	OJSC Rostelecom	Legal Adviser to General Director
2003 – 2006	OJSC Rostelecom	Deputy General Director in Charge of Legal Issues
2003 – 2006	OJSC Rostelecom	Member of the Management Board
2006 – current	OJSC Rostelecom	Director of Legal Department
2007 – current	OJSC Rostelecom	Member of the Management Board

As of December 31, 2007, Mr. Sigalov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Sigalov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Roman A. Frolov

Mr. Frolov was born in 1976. In 1997, he graduated from G.V. Plekhanov Russian Economic Academy, with diploma in Finance and credit, and in 2000, he completed the Post-Graduate Program at this Academy.

The table below provides the list of offices Mr. Frolov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2002	CJSC KPMG	Senior Taxation Adviser
2002 – 2002	OJSC Rostelecom	Taxation Manager
2002 – 2003	OJSC Rostelecom	Head of Accounting and Taxation Methodology
2003 – 2006	OJSC Rostelecom	Deputy Chief Accountant
2006 – current	OJSC Rostelecom	Chief Accountant, Member of the Management Board

As of December 31, 2007, Mr. Frolov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Frolov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

No members of the Management Board of the Company have been brought to administrative responsibility for breaches of law in the spheres of finance, taxes and levies, securities market, or to criminal responsibility (no members of the Management Board of the Company have had any previous conviction record) for crimes in the sphere of economics or for crimes against the state authority, and among the members of the Management Board of the Company there are no persons who held any positions in managing bodies of profit-making entities over the period when bankruptcy proceedings were initiated against, and/or any bankruptcy procedures were applied in respect of such entities pursuant to the Russian laws and regulations.

AUDIT COMMISSION

Audit Commission

Natalia Yu. Belyakova

Ms. Belyakova was born in 1970. She graduated from St. Petersburg Forestry Academy with qualification of a process engineer. In 2000 obtained an economist’s qualifications from Economy and Finance Institute.

The table below provides the list of offices Ms. Belyakova held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2003	CJSC Krepps Production	Financial Director
2003 – 2005	CJSC Line 1	Financial Director
2005 – 2006	NTC Photon Telecom LLC	Member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	Deputy Director of the Economics and Finance Department
2006 – 2007	OJSC Uralsvyazinform, OJSC VolgaTelecom	Member of Audit Commission
2006 – current	OJSC Svyazinvest	Deputy Director of Economy and Finance Department
2007 – current	OJSC Rostelecom	Member of Audit Commission

As of December 31, 2007, Ms. Belyakova had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Belyakova made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yekaterina S. Yerofteeva

Ms. Yerofteeva was born in 1975. In 1997 she graduated from Moscow Technical University of Communications and IT where she specialized in economy and management in communications sector.

The table below provides the list of offices Ms. Yerofteeva held in the recent 5 years and her current position:

Period	Organization	Office
2001 – current	OJSC Svyazinvest	Deputy Director, Strategic Planning Department (prior to that – chief specialist, head of section)
2006 – 2006	OJSC Far Eastern Telecommunications Company	Member of the Board of Directors
2006– 2006	OJSC Uralsvyazinform	Member of the Management Board
2006 – 2007	OJSC North Western Telecom, CJSC Telecom of Ryazan Oblast	Internal auditor, Member of the Audit Commission
2007 – current	OJSC Uralsvyazinform, OJSC CenterTelecom	Member of the Board of Directors
2007 – current	OJSC Rostelecom	Member of the Audit Commission

As of December 31, 2007, Ms. Yerofteeva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Yerofteeva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Gennady I. Kovalenko

Mr. Kovalenko was born in 1946. He graduated from Higher Polytechnics College of the USSR Ministry of Interior (Leningrad) where he specialized in law.

Since 2006 Mr. Kovalenko has been advisor to OJSC Svyazinvest under a term employment contract.

The table below provides the list of offices Mr. Kovalenko held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2003	OJSC Svyazinvest	Head of Section of Methods Guidance of Activities of Legal Departments of Dependent Companies of the legal Support Department
2003 – 2006	OJSC Svyazinvest	Head of Section for Relations with Dependent Companies of OJSC Svyazinvest, Legal Support Department
2004 – 2005	OJSC Sibirtelecom	Member of the Board of Directors

2004 – 2005	OJSC North Western Telecom	Member of the Audit Commission
2005 – 2005	CJSC CenterTelecomService of Moscow Oblast	Member of the Audit Commission
2005 – 2006	OJSC Information Technologies of Communications	Chairman of the Audit Commission
2005 – 2006	OJSC Rostelecom, OJSC Southern Telecommunications Company	Chairman of the Audit Commission
2005 – 2007	South-Giprosvyaz LLC	Chairman of the Audit Commission
2006 – 2006	OJSC Rostelecom	Chairman of the Audit Commission
2006 – 2007	OJSC Sibirtelecom	Member of the Board of Directors
2006 – 2007	OJSC Dagsvyazinform	Member of the Management Board
2007 – current	OJSC Dagsvyazinform, OJSC Rostelecom	Member of the Audit Commission
2007 – current	NP Center for Studies of Telecommunications Development Issues	Director

As of December 31, 2007, Mr. Kovalenko had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Kovalenko made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Olga Koroleva, Chairman of the Audit Commission

Ms. Koroleva was born in 1950. She graduated from Tomsk State University where she specialized in economy. She holds a candidate degree in economic sciences.

The table below provides the list of offices Ms. Koroleva held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2005	OJSC Svyazinvest	Head Methods Section, Deputy Chief Accountant
2003 – 2004	CLSC Vladimir-Teleservice, CJSC Nizhegoroteleservice	Member of the Audit Commission
2005 – 2006	OJSC AEROCOM, OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT	Chairman of the Audit Commission
2005 – 2007	OJSC Central Telegraph	Chairman of the Audit Commission
2006 – 2007	CJSC Baikalinvestcom	Chairman of the Audit Commission
2005 – current	OJSC Svyazinvest	Chief Accountant
2005 – current	OJSC VolgaTelecom, OJSC Far Eastern Telecommunication Company	Chairman of the Audit Commission
2006 – current	OJSC CenterTelecom, OJSC Sibirtelecom, OJSC Rostelecom	Chairman of the Audit Commission
2006 – current	OJSC Uralsvyazinform	Member of the Board of Directors
2007 – current	CJSC Yeniseytelecom	Member of the Audit Commission
2007 – current	OJSC North-West Telecom	Member of the Board of Directors

As of December 31, 2007, Ms. Koroleva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Ms. Koroleva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Kirill V. Frolov

Mr. Frolov was born in 1977. He graduated from Russian Economic Academy named after G.V. Plekhanov where he specialized in accounting and audit. In 2005 he graduated from Moscow International Higher Business School Mirbis specializing in finance and credit.

The table below provides the list of offices Mr. Frolov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Svyazinvest	Chief specialist of the internal audit in the Internal Audit and Economic Analysis Department
2002 – 2002	OJSC Amursvyaz	Member of the Board of Directors
2002 – 2002	OJSC Amursvyaz	Member of the Board of Directors
2003 – 2004	CJSC Tver Mobile Communications, CJSC Kaliningrad Mobile Networks, CJSC Transsvyaz	Chairman of the Audit Commission
2003 – 2004

OJSC Uralsvyazinform, OJSC Southern Telecommunication Company, CJSC Uralvestcom, CJSC Svyazinformcomplect, CJSC Teleross-Tyumen, CJSC Tyumen-Ruscom, CJSC Siberian Mobile Systems 900, OJSC Svyaz of Komi Republic

Member of the Audit Commission

2003 – 2005	CJSC Yearmak RMS, OJSC CenterTelecom	Member of the Audit Commission
2003 – 2005	CJSC Yeniseitelecom	Chairman of the Audit Commission
2004 –2005	OJSC VolgaTelecom, OJSC Dalsvyaz, OJSC RTCcomm.RU, CJSC ACOS, CJSC Orbita Health Establishment, CJSC Westelcom, CJSC RTC-Invest, OJSC Tatincom-T	Member of the Audit Commission
2004 – 2005	CJSC Volgograd GSM, CJSC Baikalwestcom	Chairman of the Audit Commission
2006 – current	OJSC Svyazinvest	Head of the Internal Audit Department
2006 – current	OJSC Southern Telecommunication Company	Member of the Audit Commission
2006 – current	OJSC Uralsvyazinform, CJSC TeleRoss-Voronezh, CJSC TeleRoss-Samara, CJSC TeleRoss-Ekaterinburg, CJSC TeleRoss-Tyumen, CJSC TeleRoss-Novosibirsk, CJSC TeleRoss-Vladivostok	Member of the Audit Commission

As of December 31, 2007, Mr. Frolov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2007, Mr. Frolov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

RELATED PARTY TRANSACTIONS

EXHIBIT NO.3

“INFORMATION ON RELATED PARTY TRANSACTIONS APPROVED BY OJSC “ROSTELECOM” BOARD OF DIRECTORS IN 2007”

1. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “Moscow Public Telephone Network” (MGTS).

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC MGTS is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC MGTS Board of Directors.

Material terms and conditions: Subject matter: MGTS undertakes to do certain acts and things described below in this Board resolution, in the name and on behalf of the Company and at Company expense, and the Company undertakes to pay for the same in accordance with Annex No. 1 to the Contract. Whenever a Subscriber notifies MGTS of initial selection of Rostelecom as its Domestic/International Long-Distance Telecommunication Service (DILDTS) provider, to enter into a written contract with such Subscriber in the form provided in Annex No. 3-1 or No. 3-2 to the Contract, and provide Subscriber with DILDTS access. Whenever a Subscriber applies to Rostelecom, to process their notices selecting Rostelecom as DLIDTS provider, and provide Subscriber with DILDTS access. Where Subscribers select Rostelecom as the DILDTS provider, to process registers of such Subscribers’ telephone requests received from Rostelectom, and provide Subscribers with DILDTS access. Pursuant to the Contract terms and conditions, MGTS undertakes to provide Rostelecom with the service of preventing Unauthorized Access by Subscribers and third parties to Rostelecom network, and Rostelecom undertakes to pay for such service in accordance with Annex No. 1 to the Contract. The price (monthly charge) for the services to be provided by OJSC MGTS to the Company under the Contract shall be determined based on the standard service rates in accordance with the Contract. The Contract shall be extended for each subsequent year unless either party gives written termination notice to the other Party 30 calendar days before Contract expiration date.

Approved by: Board of Directors (Minutes No. 08 dt. 17 January 2007).

2. Transaction: Approval of a related party transaction: Contract for Optical Fiber Use between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of Company Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of Company Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: the Company shall activate and make available for use optical fibers as defined in Annex No. 2 to the Contract, and OJSC “Sibirtelecom” (the User) shall accept and pay for such activation and use of optical fibers on the basis of Annex No. 1 to the Contract. The User shall use the optical fibers made available to it for the purposes of conducting licensable telecommunication activities in accordance with agreed technical specifications. The optical fiber activation price shall be determined in accordance with the Contract. Service provision time frames: start date: as stated in Annex No. 2 to the Contract; end date: 31 December 2007. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

3. Transaction: Approval of a related party transaction: Immovable and Movable Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: the Company (as the Seller) undertakes to transfer to OJSC “Dalsvyaz” (as the Buyer) the following items of immovable property which are part of a cable line, together with telecommunication equipment attaching to such line, and other assets listed in Annex No. 1 to the Agreement (herein, the Assets), and the Buyer undertakes to accept such assets and pay their value on the terms and conditions set out in the Agreement.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

4. Transaction: Approval of a related party transaction: Agency Agreement between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; A.I. Isayev, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: Principal (ZAO “Globus-Telecom”) commissions, and Agent (the Company) undertakes, for a certain fee, source and acquire subscribers, in its own name and at the Principal’s expense, for the purposes of local telephone telecommunication service provision to such subscribers by the Principal.  Transaction price – Principal (ZAO “Globus-Telecom”) undertakes to pay fees to Agent (the Company), in amounts and in the manner as set out in Annex No. 1 to the Agreement.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

5. Transaction: Approval of a related party transaction: Project Extension Development Contract between OJSC “Rostelecom” and OJSC “Giprosvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Giprosvyaz” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Giprovyaz” Board of Directors.

Material terms and conditions: Subject matter: development, by Contractor (OJSC “Giprosvyaz”), based on instructions issued by Customer (the Company), of a Detailed Design, namely a Project Extension. The work shall be performed in accordance with the Terms of Reference. The Contract price shall include the total value of the Work to be performed by the Contractor under the Contract. The Contract shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

6. Transaction: Approval of a related party transaction: Detailed Design Section Development Contract between OJSC “Rostelecom” and OJSC “Giprosvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Giprosvyaz” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Giprovyaz” Board of Directors.

Material terms and conditions: Subject matter: development of a Detailed Design section. The work shall be performed in accordance with the Terms of Reference for Detailed Design section development. The Contract price shall include the total value of the Work to be performed by the Contractor (OJSC “Giprosvyaz”) under the Contract. The Contract shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

7. Transaction: Approval of a related party transaction: Immovable Property Lease Agreement between OJSC “Rostelecom” and OJSC “InfoTeKS Taganrog Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate (ZAO “Vestelcom”) owns more than 20% of OJSC “InfoTeKS Taganrog Telecom” voting stock.

Material terms and conditions: Subject matter: Lessor (OJSC “InfoTeKS Taganrog Telecom”) shall provide, and Lessee (the Company) shall accept on a temporary possession and use basis, for a certain consideration, immovable property (herein, the “leased property”). The rent shall be determined on the basis of the Agreement, but shall be exclusive of the Lessor’s utility costs, power costs and leased property security service costs. The Agreement shall take effect as from the moment it is signed and shall remain in effect for 11 months thereafter. Unless the Lessor gives a written termination notice to the Lessee one month before the Agreement expiration date, the Agreement shall be deemed extended for another eleven-months period.

Approved by: Board of Directors (Minutes No. 09 dt. 31 January 2007).

8. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 01 January 2006, between OJSC “Rostelecom” and OJSC “Central Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TsentrTelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “TsentrTelecom” Board of Directors. V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

9. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 01 January 2006, between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “YuTK” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “YuTK” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “YuTK” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

10. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 27 December 2005, between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

11. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 28 December 2005, between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

12. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 01 January 2006, between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

13. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement dt. 01 January 2006, between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Telecommunication Networks Connection Contract as amended by Agreement dt. 01 January 2006.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

14. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract, as amended by Agreement No. 8 dt. 01 January 2006, between OJSC “Rostelecom” and OJSC “Dagvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dagvyazinform” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dagsvyazinform” Board of Directors;

Material terms and conditions: Subject matter: amendments to Contract modifying the connection pricing procedure. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

15. Transaction: Approval of a related party transaction: Domestic/International Long-Distance Telecommunication Service Provision Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: the Company undertakes to provide Domestic/International Long-Distance Telecommunication Service (herein, Telecommunication Service) to OJSC “North-Western Telecom”, and OJSC “North-Western Telecom” undertakes to pay for such service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with Company tariffs set in accordance with the applicable law. Contract period: the Contract shall take effect as from the moment it is signed and shall be deemed entered into for an unlimited period of time.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

16. Transaction: Approval of a related party transaction: Contract for fabrication of passes authorizing access to OJSC “Moscow Public Telephone Network” facilities between OJSC “Rostelecom” and OJSC “Moscow Public Telephone Network” (MGTS).

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC MGTS is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC MGTS Board of Directors.

Material terms and conditions: Subject matter: The Company (as the Customer) commissions, and OJSC MGTS (as the Contractor) undertakes to fabricate passes authorizing Company personnel to access OJSC MGTS sites in 2007 where the Company rents temporarily spare premises. The number of passes to be fabricated shall be determined based on Company requests. Fabrication costs per pass to be fabricated by the Contractor shall be termined on the basis of the Contract. The Contract shall take effect as of the date it is signed by the Parties and shall continue until 31 December 2007. Unless either of the Parties gives written notice of its intent to terminate the Contract 30 days before the Contract expiration date, the Contract shall be deemed extended for another calendar year on the same terms and conditions.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

17. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “MC NTT” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “MC NNT” Board of Directors.

Material terms and conditions: Subject matter: Contractor (ZAO “MC NNT”) shall make one digital telecommunication channel whereof technical specificals are set out in the Service Request, available for use by Customer (OJSC “Rostelecom”). Customer shall, on the basis of an invoice to be issued by Contractor, pay ZAO “MC NNT” a lumpsum charge for the activation of the telecommunication channels described in the Service Request. Customer shall, on the basis of invoices to be issued by Contractor, pay ZAO “MC NNT” monthly subscription fees for use of the telecommunication channel described in the Service Request. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 10 dt. 27 February 2007).

18. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “North-Western Telecom” (as the Contractor) provides operating and technical maintenance service of the domestic/international long-distance telecommunication service equipment owned by the Company (as the Customer). Such operating and technical maintenance of Customer’s equipment shall include the following, in accordance with the National Primary Interconnected Telecommunication Network Technical Maintenance Rules approed by State Telecommunications Committee Order No. 187 dt. 19 August 1998:  changing performance parameters; identifying failures; analyzing failure alarms and measuring performance parameters; back-up operations; restoring operability; testing (following restoration); performing work pursuant to network building plans; localizing line damage area. The value of the operating and technical maintenance service provided in respect of the domestic/international long-distance telecommunication service equipment owned by OJSC “Rostelecom” shall be determined in accordance with the Contract. Service provision time frame: as set out in the Contract. The Contract shall take effect as of the date it is signed and shall continue until terminated by a written instrument.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

19. Transaction: Approval of a related party transaction: Rostelecom Bit Network Syncronization Network Connection Contract between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (as the Contractor) shall provide the following services to OJSC “Dalsvyaz” (as the Customer), for a certain fee:  issuance of technical specifications for connection to BBNS network;  connection of Customer to synchronization source; control of quality parameters of synchronization signal transmitted by the bit-based network synchronization base system. The transaction price shall be determined in accordance with the Contract. Service provision time frames: as set out in the Contract. The Contract shall take effect as of the date it is signed and shall continue until 31 December 2007, with a prolongation option.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

20. Transaction: Approval of a related party transaction: Telecommunication Channels Lease Contract between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Uralsvyazinform” undertakes to provide telecommunication channel lease service to the Company, and User undertakes to accept such Service and pay for it in accordance with the terms and conditions set out in the Contract. The Contract effective period shall be one (1) year as from the moment it is signed. Unless either of the Parties gives written notice of its intent to terminate the Contract thirty (30) calendar days before the Contract expiration date, the Contract shall be deemed extended for one (1) year. The same procedure shall apply in the future.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

21. Transaction: Approval of a related party transaction: Data Transmission Networks Connection and Traffic Transmission Contract between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) shall provide, for a certain fee, connection service and data transmission/telematic service traffic transmission service using Rostelecom’s trunk network resources, on the basis of appropriate licenses issued by the Ministry of Telecommunication and Informatization of the Russian Federation, in accordance with Connection Technical Specifications. OJSC “VolgaTelecom” (as the Operator)

shall pay for the Services provided by the Company at the rates listed in the Annex to the Contract. Service provision time frame: from the moment the Contract is signed and until its expiration. The Contract shall take effect as from the date it is signed by the Parties, shall continue until 31 December 2007 and shall be automatically extended for each subsequent calendar year.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

22. Transaction: Approval of a related party transaction: Amendment to Framework Agreement between OJSC “Rostelecom” and OJSC “Giprosvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Giprosvyaz” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Giprovyaz” Board of Directors.

Material terms and conditions: Subject matter: amendments to Framework Agreement. The Amendment shall take effect as from the date it is signed and shall apply only to those supplemental agreements to the Framework Agreement which will entered into after the Amendment date.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

23. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between the Company and OJSC “Moscow Public Telephone Network”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC MGTS is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC MGTS Board of Directors.

Material terms and conditions: Subject matter: Provision by and to the Company (herein also Rostelecom) of Company and OJSC “Moscow Public Telephone Network” (herein also MGTS) telecommunication networks connection services and related traffic transmission services. The price for the services to be provided by and to the Company under the Contract shall be determined based on the standard service rates. Network connection technical specifications are defined in an Annex to the Contract. Network connection economic parameters are defined in an Annex to the Contract. The Contract shall take effect after it is signed by both Parties and shall continue until 31 December 2007.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

24. Transaction: Approval of a related party transaction: Supplemental Agreement to Share Dividends Payout Service Contract between OJSC “Rostelecom” and OJSC “Unified Registration Company”.

Related parties: OJSC Svyazinvest, shareholder of OJSC “Rostelecom” owning 50.67% of Company voting stock, which, jointly with affiliates, holds more than 20% in OJSC “Unified Registration Company”.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC ORK (as the Registrar) undertakes to provide the Company (as the Issuer) with services defined in the Supplemental Agreement (herein, the services). The value of the Registrar’s service provided to the Issuer shall be determined in accordance with the Supplemental Agreement. The Supplemental Agreement shall take effect as from the date it is signed by the Parties. Service provision time frame: as set out in an Annex to the Supplemental Agreement.

Approved by: Board of Directors (Minutes No. 12 dt. 23 March 2007).

25. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions Subject matter: OJSC “Rostelecom” (herein also Rostelecom) shall provide the following to OJSC “Sibirtelecom” (herein also Operator): connection service; traffic transmission service in accordance with the Service List provided in the Telecommunication Network Connection Rules approved by Resolution of the Russian Government dt. 28 March 2005 No. 161, on the basis of appropriate licenses issued by the Russian Ministry of Telecommunication and Informatization. Technical, economic, and information terms and conditions for the connection and interaction of the Parties’ respective telecommunication network points (herein, the “Connection Terms and Conditions”) shall be determined in accordance with the Contract. Operator shall pay for Rostelecom’s Services at standard rates pursuant to the Contract which contains OJSC “Rostelecom” standard rates.  The Contract shall take effect as of the moment it is signed and shall continue until 31 December 2006. Service provision time frame, pursuant to Contract: start date: the date when the Connection Service Acceptance Protocol is signed (establishment of a connection point); end date: 31 December 2007. The Contract shall be extended for each subsequent calendar year until Operator or Rostelecom give written notice of their decision to terminate the Contract thirty (30) calendar days before the Contract expiration date.

Approved by: Board of Directors (Minutes No. 13 dt. 30 March 2007).

26. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection or via switchboard operator (herein, Telecommunication Service) to OJSC “VolgaTelecom” (herein, the User), and the User undertakes to pay for such service on the terms and in the manner set out in the Contract. The price for Rostelecom service shall be determined based on the applicable Domestic Long-Distance Telecommunication Service Rates and Overseas Long-Distance Telecommunication Service Rates, in accordance with the Contract. Effective period of Contract: the Contract shall take effect as from the moment it is signed and shall continue for one year from commencement. The Contract shall be automatically extended for each subsequent calendar year unless otherwise notified by either party two months before the Contract expiration date.

Approved by: Board of Directors (Minutes No. 13 dt. 30 March 2007).

27. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter: Provision of connection service by OJSC “Rostelecom” to ZAO “Moscow Center for New Telecommunication Technologies” (herein, the Operator) at zonal connection level; provision of traffic transmission service by the Operator to OJSC “Rostelecom”. The prices charged by the Operator and the Company shall be determined in accordance with the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 13 dt. 30 March 2007).

28. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “RTComm.RU”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate (OJSC “Rostelecom”) owns more than 20% of OJSC “RTComm.RU” voting stock; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of OJSC “RTComm.RU” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of OJSC “RTComm.RU” Board of Directors.

Material terms and conditions: Subject matter: OJSC “RTComm.RU” (herein also the Connecting Operator) shall provide the Connection Service and traffic transmission services to OJSC “Rostelecom” (herein also the Connected Operator), in accordance with the Contract. Technical, economic, and information terms and conditions for the connection and interaction of the Parties’ respective telecommunication network points shall be as set out in the Contract and annexes thereto. The value of the Services to provided under the Contract shall be determined in accordance with the Contract. The Contract shall take effect as from the date it is signed and shall continue for one (1) year thereafter.. The Contract shall be deemed extended for each subsequent year if neither Party gives a termination notice at least thirty (30) days before the Contract expiration date.

Approved by: Board of Directors (Minutes No. 13 dt. 30 March 2007).

29. Transaction: Approval of a related party transaction: Code 800 Intellectual Telecommunication Network Service Provision Contract between OJSC “Rostelecom” and ZAO “ZEBRA-TELECOM” .

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

A.I. Isayev, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: provision of “Toll-Free Call” service by OJSC “Rostelecom” (herein, the ITN Operator) relieving users of Russian public telephone network from payment for connections to an intellectual number provided by ZAO “ZEBRA TELECOM” (herein, the “Subscriber”), in accordance with the Contract terms and conditions. The Subscriber shall pay for the Code 800 Intellectual Telecommunication Network (“Toll-Free Call”) at standard rates set out in the Contract. The Contract shall take effect as from the moment it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 13 dt. 30 March 2007).

30. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein, the Seller) undertakes to transfer to OJSC “VolgaTelecom” (herein, the Buyer), and the Buyer undertakes to accept and pay for a radio-relay telecommunication line, comprised of: movable property items, and immovable property items. The Seller is the owner of title to the immovable property items within the radio-relay telecommunication line property complex, which title is duly registered in the manner prescribed by the law. The transaction price shall be established in accordance with the Contract.

Approved by: Board of Directors (Minutes No. 14 dt. 16 April 2007).

31. Transaction: Approval of a related party transaction: Supplemental Agreement to Agency Agreement between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: The subject matter of the Supplemental Agreement to the Agency Agreement (herein, the Agency Agreement) entered into between the Company and OJSC “Far Eastern Telecommunication Company” (herein, the Supplemental Agreement) is amendment of the Agency Agreement. The Supplemental Agreement shall take effect as from the date it is entered into and shall remain in effect until expiration of the Agency Agreement.

Approved by: Board of Directors (Minutes No. 14 dt. 16 April 2007).

32. Transaction: Approval of a related party transaction: Supplemental Agreement to Equipment Availability Assurance Service Contract between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “Dalsvyaz” voting stock; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors;

Material terms and conditions: Subject matter of Supplemental Agreement: adjustment of the value of services provided under the Contract in accordance with the Supplemental Agreement terms and conditions. The Supplemental Agreement shall take effect as from the date it is entered into.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

33. Transaction: Approval of a related party transaction: Supplemental Agreement to Equipment Availability Assurance Service Contract between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “Dalsvyaz” voting stock; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors;

Material terms and conditions: Subject matter of Supplemental Agreement: adjustment of the value of services provided under the Contract in accordance with the Supplemental Agreement terms and conditions. The Supplemental Agreement shall take effect as from the date it is entered into.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

34. Transaction: Approval of a related party transaction: Equipment Availability Assurance Service Contract between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “Dalsvyaz” voting stock; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors;

Material terms and conditions: Subject matter: provision of equipment availability assurance service by OJSC “Rostelecom” (herein, the Contractor) to OJSC “Dalsvyaz” (herein, the Customer), for a certain fee, in respect of Customer-owned equipment (herein, the “Services”). The value of the services to be provided to the Customer under the Contract shall be determined in accordance with the Contractor’s applicable standard rates. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. The Contract shall be deemed extended for each subsequent calendar year if neither Party gives a termination notice 30 calendar days before the Contract expiration date. Provided that the provisions of this clause are complied with, the Contract may be extended an unlimited number of times.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

35. Transaction: Approval of a related party transaction: Equipment Availability Assurance Service Contract between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “Dalsvyaz” voting stock; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors;

Material terms and conditions: Subject matter: provision of equipment availability assurance service by OJSC “Rostelecom” as Contractor to OJSC “Dalsvyaz” as the Customer, for a certain fee, in respect of Customer-owned equipment (herein, the “Services”). The value of the services to be provided to the Customer under the Contract shall be determined in accordance with the Contractor’s applicable standard rates. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. The Contract shall be deemed extended for each subsequent calendar year if neither Party gives a termination notice 30 calendar days before the Contract expiration date. Provided that the provisions of this clause are complied with, the Contract may be extended an unlimited number of times.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

36. Transaction: Approval of a related party transaction: Telecommunication Service Provision Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “North-Western Telecom” (SZT) shall provide telecommunication services to the Company (the Operator) by providing it (the Operator) with a local dedicated digital telecommunication channel (herein, the “channel”), and the Operator shall pay for such services in accordance with the terms and conditions of the Contract. The parameters of the digital telecommunication channel to be provided to the Operator shall be established in accordance with the Contract. The transaction price shall be determined in accordance with the Contract. Service provision time frame: as set out in the Contract. The Contract is entered into for one year, and shall take effect and become binding as from the date when it is signed by the latter of the Parties.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

37. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein, the Seller) undertakes to transfer a cable line to OJSC “North-Western Telecom” (herein, the Buyer), and the Buyer undertakes to accept such cable line and pay its monetary value (price) on the terms and conditions set out in the Agreement. The transaction price shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

38. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Seller) undertakes to transfer a cable line to OJSC “North-Western Telecom” (the Buyer), and the Buyer undertakes to accept such cable line and pay its monetary value (price) on the terms and conditions set out in the Agreement. The transaction price shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

39. Transaction: Approval of a related party transaction: Immovable Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company” as a related party transaction.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Southern Telecommunication Company” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “YuTK” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “YuTK” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein, the Seller) shall sell, and OJSC “Southern Telecommunication Company (herein, the Buyer) shall accept title to, and pay in accordance with the terms and conditions of this Agreement for non-residential premises and buildings The Seller is the owner of the property. The Property price shall be determined by the Agreement.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

40. Transaction: Approval of a related party transaction: Domestic/International Long-Distance Telecommunication Service Provision Contract between OJSC “Rostelecom” and OJSC “Info TeKS Taganrog Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Vestelcom” owns more than 20% of the Operator’s voting stock.

Material terms and conditions: Subject matter: The Company undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection or via switchboard operator (herein, Telecommunication Service) to OJSC “Info TeKS Taganrog Telecom” (herein, the User), and the User undertakes to pay for such service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with the Company standard rates. Contract period: the Contract shall take effect as from the moment it is signed and shall be deemed entered into for an unlimited period of time.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

41. Transaction: Approval of a related party transaction: Telematic Services Hub Resource (Port) Lease Contract between OJSC “Rostelecom” and OJSC “ZEBRA TELECOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: Provision of a Telematic Services Hub Resource as a port by “ZEBRA TELECOM” for use by the Company, for a certain fee.  The Contract shall take effect as from the date it is signed and shall continue for 1 year thereafter; unless either of the Parties gives written notice of its intent to terminate or re-negotiate the Contract 30 calendar days before the Contract expiration date, the Contract shall be extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

42. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of

OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors. A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: ZAO “GlobalTel” shall effect payments in favor of the Company for Other Operators’ Network International Call Termination Service in accordance with the standard rates set out in the Supplemental Agreement. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

43. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “MC NTT” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “MC NNT” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

44. Transaction: Approval of a related party transaction: Telecommunication Service (Digital Channel and Link) Provision Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (as the Contractor) shall provide a digital channel for use by ZAO “Globus-Telecom” (as the Customer), and the Customer undertakes to accept such channel and pay for use thereof. The transaction price shall be determined in accordance with the Contract. the Contract shall take effect as from the moment it is signed and shall continue for one year from the signing date with a prolongation option.

Approved by: Board of Directors (Minutes No. 15 dt. 23 April 2007).

45. Transaction: Approval of a related party transaction: Equipment Availability Assurance Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “North-Western Telecom” voting stock; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: provision of equipment availability assurance service by OJSC “Rostelecom” as Contractor to OJSC “North-Western Telecom” as the Customer, for a certain fee, in respect of Customer-owned equipment (herein, the “Services”). The value of the services to be provided to the Customer under the Contract shall be determined in accordance with the Contractor’s applicable standard rates. the Contract shall take effect as from the moment it is signed and shall continue for one year after the moment it is signed by the latter of the Parties. The Contract shall be deemed extended for each subsequent calendar year if neither Party gives a termination notice 30 calendar days before the Contract expiration date. Provided that the provisions of this clause are complied with, the Contract may be extended an unlimited number of times.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

46. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company” as a related party transaction.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Southern Telecommunication Company” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “YuTK” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “YuTK” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide to Operator (OJSC “Southern Telecommunication Company”) connection service and data transmission/telematic service traffic transmission service using Rostelecom’s trunk network resources (herein, the “Services”), in accordance with the Contract terms and conditions, and Operator shall accept the Services and pay for them in accordance with the Contract terms and conditions. The price shall be as determined in the Contract. Technical conditions, economic conditions, information conditions for network connection are defined pursuant to the Contract. This Contract shall take effect as from the date it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract thirty (30) calendar days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

47. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “Dalsvyaz” voting stock; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors;

Material terms and conditions: Subject matter: The Company (OJSC “Dalsvyaz”) undertakes to provide the Operator (OJSC “Rostelecom”), for a certain fee, with access to Company premises for deployment of Operator’s property and its subsequent use by the Operator in accordance with the licenses issued to the Operator. The transaction price shall be as determined in the Contract. Effective period: the Contract shall remain in effect until 30 November 2007. Unless either of the parties gives written notice to the other party of its intent not to extend the Contract 30 days before the Contract expiration date, the Contract period shall be deemed automatically extended for one year on an annual basis.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

48. Transaction: Approval of a related party transaction: Contract for Virtual Private Network service provision using multi-protocol network mark switching technology on the basis of OJSC “Rostelecom” data transmission network between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (as the Contractor) shall provide the following: virtual channel set-up service using the multi-protocol network mark switching technology (MPLS) on the basis of the Contractor’s data transmission network (herein, the “Services”), and the Customer shall accept such service and pay for them in accordance with the Contract terms and conditions. The transaction price shall be determined in accordance with the Contract terms and conditions. The Contract shall take effect as from the date it is signed and shall continue for one (1) year thereafter. The Contract shall be prolonged for each subsequent year until the Customer or the Contractor give each other written notice of their decision to terminate the Contract thirty (30) calendar days before the Contract termination date. Service provision time frames: as set out in the Contract.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

49. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract – Confidentiality Agreement between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: establishment of the manner, terms and conditions regulating transfer, receipt and use by the Parties of confidential information and information that constitutes commercial secret, as disclosed by the Parties. The obligations of the receiving Party shall continue for three (3) years after the Agreement termination date.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

50. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors. A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: amend the list of primary digital links provided by OJSC “Rostelecom” (as the Contractor) for use by ZAO “GlobalTel” (as the Customer). The transaction price shall be as set out in the Contract. The Contract shall take effect as of the date it is signed by both Parties and shall extend onto the relations between the Parties which occur on or after 16 December 2006.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

51. Transaction: Approval of a related party transaction: Supplemental Agreement between OJSC “Unified Registration Company” (OJSC “ORK”) as legal successor to ZAO “Registrator-Svyaz” and OJSC “Rostelecom” to Counting Commission Service and OJSC “Rostelecom” General Shareholder’s Meeting Preparation Service Contract.

Related parties: OJSC Svyazinvest, shareholder of OJSC “Rostelecom” owning 50.67% of Company voting stock, which, jointly with affiliates, holds more than 20% in OJSC “Unified Registration Company”.

Material terms and conditions: Subject matter: amendments to Contract as required in connection with reorganization of ZAO “Registrator-Svyaz” through merger with an into Open Joint-Stock Company “Unified Registration Company”.

Approved by: Board of Directors (Minutes No. 17 dt. 18 May 2007).

52. Transaction: Approval of a related party transaction: Equipment Availability Assurance Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Contractor) shall provide equipment availability assurance service to OJSC “SZT” (the Customer) in respect of Customer-owned equipment deployed at OJSC “Rostelecom” sites. The price shall be as set out in the Agreement. Contract period: the Contract shall take effect as from the moment it is signed with an option to prolong it for each subsequent calendar year.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

53. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (Contractor) shall provide technical oversight and control in connection with laying of optical cables owned by OJSC “North-Western Telecom” (Customer) at Contractor’s Access Hubs. The transaction price shall be as set out in the Contract. the Contract shall take effect as from the moment it is signed by the latter of the Parties and shall continue until the Parties shall have completed performance of their obligations thereunder.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

54. Transaction: Approval of a related party transaction: Equipment Availability Assurance Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, holder of more than 20% of OJSC “North-Western Telecom” voting stock; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Contractor) shall provide equipment availability assurance service to OJSC “SZT” (the Customer) in respect of Company-owned equipment deployed at OJSC “Rostelecom” sites. The price shall be as set out in the Agreement. The Contract shall take effect as from the moment it is signed by both Parties. This Contract shall extend onto any relations of the Parties which occur on or after 01 January 2006. The Contract shall be deemed extended for each subsequent calendar year if neither Party gives a termination notice 30 calendar days before the Contract expiration date. Provided that the provisions of this clause are complied with, the Contract may be extended an unlimited number of times.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

55. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “SZT” shall grant to OJSC “Rostelecom”, for a certain fee, the right to deploy equipment owned by OJSC “Rostelecom”, herein, the “equipment”. The transaction price shall be determined in accordance with the Contract. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. Unless either of the Parties gives written notice of its intent to terminate the Contract or modify its terms 30 days before the Contract expiration date, the Contract shall be deemed extended on same terms and conditions for the subsequent calendar year, on an annual basis.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

56. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “SZT” shall grant to OJSC “Rostelecom”, for a certain fee, the right to deploy equipment owned by OJSC “Rostelecom”, herein, the “equipment”. The transaction price shall be as set out in the Contract. Start and end of OJSC “Rostelecom”-owned equipment deployment shall be evidenced by appropriate Protocols. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. Unless either of the Parties gives written notice of its intent to terminate the Contract or modify its terms 30 days before the Contract expiration date, the Contract shall be deemed extended on same terms and conditions for the subsequent calendar year, on an annual basis.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

57. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: pursuant to the Contract terms and conditions, the Company (Seller) undertakes to transfer to OJSC “VolgaTelecom” (Buyer), and Buyer undertakes to accept and pay for a cable telecommunication line. The transaction price shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

58. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: The Company shall, on condition that the User (OJSC “Uralsvyazinform”) has access to domestic/overseas long-distance telecommunication service, provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection (herein, the Service) to the User, and the User undertakes to pay for such service. The Contract price shall be determined in accordance with the Company standard rates. Effective period: The Contract shall take effect as of the moment it is signed and shall continue until 31 December 2007. The Contract shall be automatically extended for each subsequent calendar year unless otherwise notified by either party two months before the Contract expiration date.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

59. Transaction: Approval of a related party transaction: Globalstar Global Mobile Satellite Telecommunication System’s Russian Segment Telecommunication Service Subscription Contract between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors. A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: Operator (ZAO “GlobalTel”) shall provides Subscriber (OJSC “Rostelecom”) with Globalstar Global Mobile Satellite Telecommunication System’s Russian Segment Telecommunication Service, herein, the “Service”, in accordance with the Contract terms and conditions, and Subscriber shall use the Service and pay for it. The price shall be determined on the basis of Operator’s applicable standard rates. The Contract shall take effect after it is signed and shall continue for one (1) year thereafter. Unless either of the Parties gives written notice of its intent to terminate the Contract one (1) month before the Contract expiration date, it shall be deemed extended for another same term and on the same terms and conditions.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

60. Transaction: Approval of a related party transaction: Advertizing Action Service Contract between OJSC “Rostelecom” and ZAO “ZEBRA-TELECOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: within the framework of long-term cooperation between the Company (Customer) and ZAO “ZEBRA TELECOM” (Contractor), the Contractor undertakes to provide the following services in accordance with and pursuant to Customer’s specific single requests: conducting of advertizing actions. The transaction price shall be as set out in the Contract. The Contract shall take effect as of the moment it is signed by both Parties and shall continue until 31 December 2008. Expiration of the Contract shall not relieve the Parties from their obligations which occurred before such expiration.

Approved by: Board of Directors (Minutes No. 18 dt. 11 June 2007).

61. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “TsentrTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TsentrTelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “TsentrTelecom” Board of Directors. V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “TsentrTelecom” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

62. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “North-Western Telecom” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

63. Transaction: Approval of a related party transaction: Agreement on Amendment of Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: amendment of the Accession Agreement No. 03-01-01 dt. 01 August 2003 between the Company and OJSC “SZT” (herein, the Operator) by replacement with the language provided in Annex No. 1 to the Agreement, whereby: Rostelecom undertakes to provide the Connection Service at the domestic long-distance connection level to the Operator in accordance with the connection terms and conditions, and the Operator undertakes to pay for it; The Operator undertakes to provide Traffic Transmission Services to Rostelecom, and Rostelecom undertakes to pay for them. The service price shall be as set out in the Agreement. The Agreement shall take effect as from the moment it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

64. Transaction: Approval of a related party transaction: Resources Provision Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall make optical fibers (“OF”) available to OJSC “SZT” on a lease basis, and OJSC “SZT” undertakes to accept the OF so leased and pay for them in the manner set out in the Contract. The price shall be determined in accordance with the Contract. Effective period: The Contract shall take effect as from the moment it is signed by authorized representatives of the Parties, shall continue until 31 December 2012 with an option to prolong it for each subsequent calendar year.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

65. Transaction: Approval of a related party transaction: Resources Provision Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors; I.M. Ragozina, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; V.N. Yashin, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “SZT” shall make optical fibers (“OF”) available to OJSC “Rostelecom” on a lease basis, and OJSC “Rostelecom” undertakes to accept the OF so leased and pay for them in the manner set out in the Contract. The price shall be determined in accordance with the Contract. Effective period: The Contract shall take effect as from the moment it is signed by authorized representatives of the Parties, shall continue until 31 December 2012 with an option to prolong it for each subsequent calendar year.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

66. Transaction: Approval of a related party transaction: Agreement on Amendment of Agency Contract between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: amendment of the Agency Contract by replacing it with the language provided in Annex No. 1 to the Agreement, on the following terms and conditions. Subject matter: OJSC “Uralsvyazinform” (herein also the Operator) undertakes to perform the following legal and other acts on behalf and at the expense of OJSC “Rostelecom” (herein also Rostelecom). The Contract is entered into for one year and shall take effect as from the moment it is signed by the parties after endorsement by the parties’ respective competent governance bodies where such decision is necessary in accordance with the applicable laws of the Russian Federation.  The Contract shall be automatically extended for each subsequent year unless either party gives written termination notice thirty (30) calendar days before Contract expiration date. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

67. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement:  OJSC “Uralsvyazinform” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance eTelecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

68. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide, for a certain fee, Connection Service and Traffic Transmission Services to OJSC “Uralsvyazinform” (herein, the Operator), in accordance with the terms and conditions of this Contract. Connection technical, economic and information conditions are set out in the Contract. The price shall be as set out in the Agreement. The Contract shall take effect as from the moment it is signed by the parties. Effective period: until 31 December 2007 with subsequent automatic prolongation.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

69. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Volgatelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “VolgaTelecom” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

70. Transaction: Approval of a related party transaction: Non-Residential Premises Lease Agreement between OJSC “Rostelecom” and OJSC “Sibirtelecom” as a related party transaction.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Sibirtelecom” (the Lessor) shall make available, and the Company (the Lessee) shall accept non-residential premises on a temporary use basis. The rent shall be as set out in the Contract. Lease period: the Agreement shall be deemed entered into and shall take effect as from the moment of its state registration and shall continue for three (3) years from the such moment of state registration.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

71. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “SibirTelecom” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

72. Transaction: Approval of a related party transaction: Domestic Long-Distance Dedicated Digital Telecommunication Channel and Link Provision Contract between OJSC “Rostelecom” and ZAO “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Contractor) shall provide digital channels and links (herein, the Channels or Telecommunication Service) for use by OJSC “Sibirtelecom” (the Customer), and the Customer shall accept such Channels and pay for use thereof in accordance with the Contract tems and conditions. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the Contract expiration date.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

73. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “Dalsvyaz” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

74. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Dagsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dagvyazinform” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dagsvyazinform” Board of Directors;

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “Dagsvyazinform” (herein, the Operator) undertakes to provide access to Domestic Long-Distance Telecommunication Service and Overseas Long-Distance Telecommunication Service provided by OJSC “Rostelecom” (herein, Rostelecom) to Users via Coin-Operated Telephones. The Supplemental Agreement shall take effect as soon as it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

75. Transaction: Approval of a related party transaction: Agreement on Amendment of Agency Contract between OJSC “Rostelecom” and OJSC “Dagsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dagvyazinform” is; S.N. Panchenko, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dagsvyazinform” Board of Directors;

Material terms and conditions: Subject matter: amendment of Agency Contract by replacing it with language provided in Annex No. 1 to this Agreement. The Agreement shall take effect as from the moment it is signed by the Parties. The Parties agree that the terms and provisions of this Agreement shall extend onto their relations which occur on or after 01 January 2007. Pursuant to the terms and conditions of Annex No. 1 to the Agreement, the subject matter of the Contract is formulated as follows: Operator undertakes to perform the following legal and other acts on behalf and at the expense of Rostelecom. The amount of fee payable to OJSC “Dagsvyazinform” shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

76. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between the Company and ZAO “Globalstar – Space Telecommunications”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: Rostelecom shall provide ZAO “Globalstar – Space Telecommunications” (herein, the Operator), subject to available technical capabilities and in accordance with this Contract, with the service of connection to Rostelecom’s domestic/international long-distance telecommunication network, and with Rostelecom’s traffic transmission service, and the Operator shall pay for the Connection Service and for Rostelecom’s Traffic Transmission Service. Operator shall provide Rostelecom with the service of zonal call termination in Operator’s network in accordance with the terms and conditions of this Contract, and Roselectom shall pay for such service of zonal call termination in Operator’s network. The value of the services shall be determined in accordance with the Contract. Connection technical, economic and information conditions are set out in the Contract. The Contract shall take effect as from the moment it is signed and shall continue for 1 year thereafter with subsequent automatic prolongation.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

77. Transaction: Approval of a related party transaction: Supplemental International Roaming Service Agreement to Telecommunication Networks Connection Contract between the Company and ZAO “Globalstar – Space Telecommunications”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: Rostelecom shall provide ZAO “Globalstar – Space Telecommunications” (herein, the Operator) with the Signaling Traffic Transmission Service, establishing for this purpose technological interaction between telecommunicaton networks of Rostelecom and signaling providers, i.e. Operator’s international roaming partners. The Operator undertakes to pay Rostelecom full value of its Signaling Traffic Transmission Service within established time frames. The value of services provided under the Supplemental Agreement shall be determined in accordance with the Supplemental Agreement terms and conditions. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

78. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “GlobalTel” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: amendments and additions to Contract. The Supplemental Agreement shall take effect as from the date it is signed.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

79. Transaction: Approval of a related party transaction: Agency Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) commissions, and ZAO “Moscow Center for New Telecommunication Technologies (herein, MC NTT) undertakes to perform, on behalf and at the expense of Rostelecom, certain legal and other acts related to the entering into service contracts on behalf of Rostelecom and collecting of payments from users for the services provided to them. The Contract shall take effect as from the moment it is signed by the Parties. Effective period: the Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

80. Transaction: Approval of a related party transaction: Supplemental Agreement to Agency Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter of Agreement:  provision by the operator of discounts on applicable Rostelecom’s domestic/international long-distance telecommunication service user rates for Operator’s network users and connected operators’ network users. The Supplemental Agreement shall take effect as from the moment it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

81. Transaction: Approval of a related party transaction: Telecommunication Service Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter: ZAO “Moscow Center for New Telecommunication Technologies” (herein, the Contractor) shall provide the “Incoming Call” service (herein, the Service) to OJSC “Rostelecom” (the Customer), and the Customer shall pay for such service in the manner and subject to the terms and conditions set out in the Contract. The value of the services to be provided by the Contractor shall be determined in accordance with the Contract. The Contract shall take effect as of the moment it is signed by the Parties and shall continue until 31 December 2007. Unless either of the Parties gives written notice to the other Party of its intent to terminate or re-negotiate the Contract 20 days before the Contract expiration date, the Contract shall be extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

82. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter: The Contractor (ZAO “Moscow Center for New Telecommunication Technologies”) shall provide the Customer (OJSC Rostelecom) with digital telecommunication channels at the Customer’s request, and the Customer shall pay for such Service in accordance with the terms and conditions set out in the Contract. The types, volumes and time frames of telecommunication channels to be provided to the Customer, as well as agreed prices for such telecommunication channels shall be fixed in Service Request No. 2/4 (herein, the “Request”), Annex No. 2/4 to the Contract. The value of the services to be provided to the Company shall be as set out in the Supplemental Agreement. The telecommunication channel availability period shall be 1 year from the activation date, with automatic prolongation, unless either party gives notice of the channel provision service termination 1 month before expiration of the above period. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

83. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter of Agreement: ZAO “Moscow Center for New Telecommunication Technologies” (herein, the Contractor) shall provide OJSC “Rostelecom” (herein, the Contractor) with digital telecommunication channels (herein, the “telecommunication channels) upon Customer’s requests, in accordance with the terms and conditions of licenses issued by the Ministry of Telecommunication and Informatization of the Russian Federation, and the Customer shall pay for such Service in accordance with the Contract terms and conditions. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

84. Transaction: Approval of a related party transaction: Contract for Virtual Private Network service provision using multi-protocol network mark switching technology on the basis of OJSC “Rostelecom” data transmission network between OJSC “Rostelecom” and ZAO “Zebra Telecom” .

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: The Company (as the Contractor) shall provide the following: virtual channel set-up service using the multi-protocol network mark switching technology (MPLS) on the basis of the Contractor’s data transmission network (herein, the “Services”), and the Customer shall accept such service and pay for them in accordance with the Contract terms and conditions. The transaction price shall be determined in accordance with the Contract. The Contract shall take effect as from the date it is signed and shall continue for one (1) year thereafter. The Contract shall be prolonged for each subsequent year until the Customer or the Contractor give each other written notice of their decision to terminate the Contract thirty (30) calendar days before the Contract termination date. Service provision time frame: start date: the effective date of the Contract; end date: the Contract termination date.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

85. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide the Connection Service at the domestic long-distance connection level to the Operator (ZAO “Zebra Telecom”) in accordance with the connection terms and conditions set out in this Contract, and the Operator undertakes to pay for it. The Operator undertakes to provide Traffic Transmission Services and Subscriber Information Update Services to Rostelecom, and Rostelecom undertakes to pay for them. The prices for the Operator’s and Rostelecom’s services shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

86. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide the Connection Service at the domestic long-distance connection level to ZAO “Zebra Telecom” (the Operator) in accordance with the connection terms and conditions set out in this Contract, and the Operator undertakes to pay for it. The Operator undertakes to provide Traffic Transmission Services and Subscriber Information Update Services to Rostelecom, and Rostelecom undertakes to pay for them. The prices for the zonal call termination services to be provided by the Operator shall be as set out in the Contract. The prices charged by ZAO “Zebra Telecom” for the subscriber information provided shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

87. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide the Connection Service at the domestic long-distance connection level to ZAO “Zebra Telecom” (the Operator) in accordance with the connection terms and conditions set out in this Contract, and the Operator undertakes to pay for it. The Operator undertakes to provide Traffic Transmission Services and Subscriber Information Update Services to Rostelecom, and Rostelecom undertakes to pay for them. The prices for the zonal call termination services to be provided by the Operator shall be as set out in the Contract. The prices charged by ZAO “Zebra Telecom” for the subscriber information provided shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

88. Transaction: Approval of a related party transaction: Non-Residential Premises Lease Agreement between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Lessor (OJSC “Rostelecom”) shall provide non-residential premises on a temporary use and possession basis to the Lessee (ZAO “Globus-Telecom”) for a certain fee. Transaction price: monthly rent due for the Premises specified in the Contract. The rent shall include compensation for all maintenance and utility costs (with the exception of electricity) incurred by the Lessor to maintain the leased Premises. The Lessee shall reimburse for the electricity costs on a monthly basis, against bills issed by the Lessor in accordance with the readings of the meter installed in the leased Premises which records actual electricity consumption. The Contract shall take effect as of the moment it is signed by both Parties and shall continue until 25 January 2008. Unless either Party to the Contract gives notice of its intent to terminate the contractual relation by the Contract expiration date, it shall be deemed prolonged on the same terms and conditions for an indefinite period of time.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

89. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom” .

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) ccommissions, and ZAO “Globus-Telecom” (herein, the Agent) undertakes, for a certain fee, to perform legal and other acts as set out in the Contract on behalf and at the expense of Rostelecom. The Operator undertakes to provide services to Rostelecom as set out in the Contract. Contract price: the agency fee amount; the value of the Agent’s services shall be calculated in the manner described in the Contract. The Contract shall take effect as from the moment it is signed by the parties. Effective period: the Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

90. Transaction: Approval of a related party transaction: Dedicated Digital Channel and Link Provision Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom” .

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: in accordance with the terms and conditions of the Contract, ZAO “Globus-Telecom” (herein, the Contractor) undertakes to provide digital telecommunication channels (herein, the “Telecommunication channels”) for use by OJSC “Rostelecom” (herein, the Contractor) (specific technical parameters of a digital telecommunication channel. The types, quantities, and time frames of telecommunication channels provided to the Customer as well as agreed prices for such telecommunication channels shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

91. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “Moscow Long-Distance Telephone Station No. 9”.

Related parties: D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, member of OJSC “MMTS-9” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of OJSC “MMTS-9” Board of Directors.

Material terms and conditions: Subject matter: to determine general terms and conditions of performance of, by OJSC “MMTS-9” as the Contractor, and payment for, by OJSC “Rostelecom” as the Customer, the Work. The Work shall be performed in accordance with requests to be additionally agreed upon by the parties. The breakdown and scope of the work to be performed, performance completion dates and cost shall be as set out in the Contract. The value of the work shall be established in accordance with the Contract. Contract period: 1 year. Unless either of the Parties gives written notice of its intent to terminate the Contract before the Contract expiration date, the Contract shall be deemed extended for another calendar year on the same terms and conditions.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

92. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Moscow Long-Distance Telephone Station No. 9”.

Related parties: D.E. Yerokhin, General Director, Chairman of the Management Board, member of OJSC “Rostelecom” Board of Directors, member of OJSC “MMTS-9” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of OJSC “MMTS-9” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC “MMTS-9” as the Contractor shall perform certain installation work, and OJSC “Rostelecom” as the Customer undertakes to accept completed work and pay for it. The breakdown and scope of the work to be performed, performance completion dates shall be as set out in the Supplemental Agreement. The transaction price shall be as set out in the Supplemental Agreement.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

93. Transaction: Approval of a related party transaction: Connection and Traffic Transmission Contract between OJSC “Rostelecom” and ZAO “Penza Mobile”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Penza Mobile” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide the Connection Service at the connection level in accordance with the connection terms and conditions as set out in the Contract, and ZAO “Penza Mobile” (herein, the Operator) undertakes to pay for it. The Parties undertake to provide the Traffic Transmission Service and pay for the same services provided by the other Party. The Contract shall take effect as of the moment it is signed and shall continue until 31 December 2007. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year an unlimited number of times.

Approved by: Board of Directors (Minutes No. 19 dt. 15 June 2007).

94. Transaction: Approval of a related party transaction: Telecommunication Channels Lease Contract between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “VolgaTelecom” (herein also the Operator) shall provide telecommunication channels for use by OJSC “Rostelecom” (herein also Rostelecom), and Rostelecom undertakes to pay for the use of such channels. Payments for the Services provided by the Operator to the Company shall be effected at the standard rates as set out in the Contract. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. Unless either Party gives a termination notice 30 calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

95. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter of the transaction formalized by the Supplemental Agreement: whereas there exists a contract for domestic/international long-distance telecommunication service with preliminary operator selection option (herein, the Contract) between OJSC “VolgaTelecom” (herein also the User) and OJSC “Rostelecom”, and whereas the User selected OJSC “Rostelecom” as the exclusive operator for the provision of domestic/international long-distance telecommunication service to the User, OJSC “Rostelecom” now undertakes, on the terms and conditions set out in the Supplemental Agreement, provide discounts to the User on the Company’s base rates as defined in the Supplemental Agreement. The Supplemental Agreement shall take effect as from the moment it is signed by the Company and the User and shall be deemed entered into for an unlimited period of time.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

96. Transaction: Approval of a related party transaction: Agreement on delimitation of areas of responsibility for telecommunication line operating and technical maintenance between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: Whereas OJSC “Rostelecom” is a co-owner, on a common ownership basis, of an optical fiber telecommunication line, and OJSC “Dalsvyaz” is a co-owner, on a common ownership basis, of an optical fiber telecommunication line of length, now therefore OJSC “Rostelecom” and OJSC “Dalsvyaz” have agreed to perform operating and technical maintenance of the OFTL in accordance with the scheme agreed upon by the Parties in the Agreement. The Agreement shall take effect as from the moment it is signed by the parties and shall continue throughout the entire telecommunication line service life.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

97. Transaction: Approval of a related party transaction: OJSC “North-Western Telecom” Equipment Availability Assurance Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Contractor) shall provide equipment availability assurance service to OJSC “North-Western Telecom” (the Customer) in respect of Customer-owned equipment deployed at the Contractor’s sites. The transaction price shall be as set out in the Contract. the Contract shall take effect as from the moment it is signed by both Parties and shall continue until 31.12.2007, with an option to prolong it for each subsequent term an unlimited number of times. Service provision time frame: as set out in the Contract.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

98. Transaction: Approval of a related party transaction: Lease Agreement between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “North-Western Telecom” (the Lessor) undertakes to provide non-residential facilities, i.e. premises in non-residential buildings, to the Company (the Lessee) on a temporary use and possession basis, for a certain fee. The facilities shall be transferred in a condition fit for operation in accordance with the above-stated purpose. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed by the Parties and shall continue until 31 December 2007.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

99. Transaction: Approval of a related party transaction: Data Transmission Networks Connection Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein also Rostelecom) Rostelecom shall provide the following to OJSC “Sibirtelecom” (herein also Operator), for a certain fee: connection service; traffic transmission service in accordance with the Contract. The transaction price shall be as set out in the Contract. Material terms and conditions of telecommunication networks connection and interaction: technical conditions with connection point parameters and locations are set out in the Contract. The prices for the services to be provided shall be as set out in the Contract. The Contract shall take effect as from the date it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

100. Transaction: Approval of a related party transaction: Data Transmission Networks Connection Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein also Rostelecom) shall provide the following to OJSC “Sibirtelecom” (herein also Operator), for a certain fee: connection service; traffic transmission service in accordance with the Contract. The transaction price shall be as set out in the Contract. Material terms and conditions of telecommunication networks connection and interaction are set out in the Contract. The prices for the services to be provided shall be as set out in the Contract. The Contract shall take effect as from the date it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

101. Transaction: Approval of a related party transaction: Data Transmission Networks Connection Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (herein also Rostelecom) shall provide the following to OJSC “Sibirtelecom” (herein also Operator), for a certain fee: connection service; traffic transmission service in accordance with the Contract. Material terms and conditions of telecommunication networks connection and interaction are set out in the Contract. The prices for the services to be provided shall be as set out in the Contract. The Contract shall take effect as from the date it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

102. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Company undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system or via switchboard operator (herein, Telecommunication Service) to OJSC “Sibirtelecom”, and OJSC “Sibirtelecom” undertakes to pay for such service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with the Company standard rates. the Contract shall take effect as from the moment it is signed and shall be deemed entered into for an unlimited period of time.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

103. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Southern Telecommunication Company” is; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Southern Telecommunication Company” Board of Directors.

Material terms and conditions: Subject matter: The Company undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection or via switchboard operator (herein, Telecommunication Service) to OJSC “YuTK” (herein, the User), and OJSC “Southern Telecommunication Company” undertakes to pay for such service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with the Company standard rates. The Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until OJSC “Rostelecom” or OJSC “YuTK” give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

104. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Southern Telecommunication Company” is; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Southern Telecommunication Company” Board of Directors.

Material terms and conditions: Subject matter of the transaction formalized by the Agreement: :  whereas there exists a contract for domestic/international long-distance telecommunication service with preliminary operator selection option (herein, the Contract) between OJSC “Southern Telecommunication Company” (herein also the User) and the Company, and whereas the User selected OJSC “Rostelecom” as the exclusive operator for the provision of domestic/international long-distance telecommunication service to the User, OJSC “Rostelecom” now undertakes, on the terms and conditions set out in the Agreement, provide discounts to the User on the Company’s base rates. The Agreement shall take effect as from date the Contract is signed between OJSC “Rostelecom” and the User and shall be deemed entered into for an unlimited period of time. The Agreement shall constitute an integral part of the Contract.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

105. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Central Telegraph”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Central Telegraph” is.

Material terms and conditions: Subject matter: amendments to Contract. Transaction price: as set out in an Annex to the Contract. The Supplemental Agreement shall take effect as from the date it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

106. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Russian Telecommunication Network”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Russian Telecommunication Network” is;

Material terms and conditions: Subject matter of Contract: Pursuant to the terms and conditions of this Supplemental Agreement, OJSC “Rostelecom (herein, Rostelecom) undertakes to provide the service of zonal call termination in mobile telecommunication operators’ networks to OJSC “Russian Telecommunication Network (herein, the Operator), and the Operator undertakes to pay for in at the standard rates set out in the Agreement. The cost per minute of traffic transmitted from the Operator shall be as set out in the Contract. The Agreement shall take effect as soon as it is signed by both Parties.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

107. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “Globus-Telecom” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter of the Supplemental Agreement to (herein, between OJSC “Rostelecom” (herein, Rostelecom) and ZAO “Globus-Telecom” (herein, the Operator) is to amend the Contract. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

108. Transaction: Approval of a related party transaction: Telecommunication Service Provision Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter of Contract: OJSC “Rostelecom” (herein, the Contractor) undertakes to activate and provide a digital telecommunication channel (herein, the Channel) for use by ZAO “Zebra Telecom” (herein, the Customer), and the Customer undertakes to accept the activated Channel and pay for its use. Technical parameters of the Channel so provided, with a specification of the points to be linked, and the value of the Services to be provided shall be as set out in the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

109. Transaction: Approval of a related party transaction: Supplemental Agreement to OJSC “Rostelecom” Share Dividends Payout Service Contract between OJSC “Rostelecom” and Open Joint-Stock Company “Unified Registration Company”.

Related parties: OJSC Svyazinvest, shareholder of OJSC “Rostelecom” owning 50.67% of Company voting stock, which, jointly with affiliates, holds more than 20% in OJSC “Unified Registration Company”.

Material terms and conditions: Subject matter of Supplemental Agreement: OJSC ORK (as the Registrar) undertakes to provide the Company (as the Issuer) with services defined in the Supplemental Agreement (herein, the services). The value of the Registrar’s service to be provided pursuant to the Supplemental Agreement shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 04 dt. 24 August 2007).

110. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: The Company undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection or via switchboard operator (herein, Telecommunication Service) to OJSC “Far Eastern Telecommunication Company” (herein, the User), and OJSC “Far Eastern Telecommunication Company” undertakes to pay for such service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with the Company standard rates. Effective period: The Contract shall take effect as of the moment it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until OJSC “Rostelecom” or OJSC “Far Eastern Telecommunication Company” give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

111. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option – Domestic/International Long-Distance Telecommunication Service Discount Agreement between OJSC “Rostelecom” and OJSC “Far Eastern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter of the transaction formalized by the Agreement:   whereas there exists a contract for domestic/international long-distance telecommunication service with preliminary operator selection option

(herein, the Contract) between OJSC “Far Eastern Telecommunication Company” (herein also the User) and the Company, OJSC “Rostelecom” now undertakes, on the terms and conditions set out in the Agreement, provide discounts to the User on the Company’s base rates. The Agreement shall take effect as from date the Contract is signed between OJSC “Rostelecom” and the User and shall be deemed entered into for an unlimited period of time. The Agreement shall constitute an integral part of the Contract.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

112. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract modifying the price payable for the services to be provided by the Company. The Supplemental Agreement shall take effect as from the date it is signed and shall remain in effect until expiration of the Agency Agreement.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

113. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: termination, as from the moment of signing the Supplemental Agreement, of to Contract; coming into force, as from the moment of signing the Supplemental Agreement, of Annexes. Transaction price: the value of the services to be provided to the Company shall be as set out in Contract as amended by the Supplemental Agreement. The Supplemental Agreement shall take effect as soon as it is signed.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

114. Transaction: Approval of a related party transaction: Contract for Technical Oversight and Control over Optical Cable Laying Operations between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: Contractor(The Company) shall provide, for a certain fee, technical oversight and control in connection with laying of optical cables owned by OJSC “North-Western Telecom” (Customer) at Contractor’s Access Hubs. the Contract shall take effect as from the moment it is signed by the latter of the Parties and shall continue until the Parties shall have completed performance of their obligations thereunder.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

115. Transaction: Approval of a related party transaction: Contract for Zonal Level Connection of OJSC “Rostelecom” Network to OJSC “TsentrTelecom” Network between OJSC “Rostelecom” and OJSC “TsentrTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TsentrTelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “TsentrTelecom” Board of Directors. Sergey I. Kuznetsov, Deputy Chairman of OJSC “Rostelecom” Board of Directors, Deputy Chairman of OJSC “TsentrTelecom” Board of Directors; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; M.A. Tsyganov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors.

Material terms and conditions: Subject matter of Contract: OJSC “TsentrTelecom” (herein, TsentrTelecom) shall provide connection service at zonal connection level to OJSC “Rostelecom” (herein, the Operator), in accordance with connection terms and conditions as set out in this Contract, and the Operator shall pay for it. TsentrTelecom shall provide the traffic transmission service to the Operator, and the Operator shall pay for them. Operator shall provide the traffic transmission service to the TsentrTelecom, and TsentrTelecom shall pay for them. The prices for the connection service and for OJSC “TsentrTelecom” traffic transmission service shall as set out in the Contract. Connection technical, economic and information conditions are set out in the Contract. The Contract shall take effect as from the moment it is signed by the Parties, after endorsement by both Parties’ Boards of Directors. This Contract shall continue until 31.2.2007. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

116. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Ulyanovsk-GSM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate (OJSC “VolgaTelecom”) owns more than 20% of ZAO “Ulyanovsk-GSM” voting stock.

Material terms and conditions: Subject matter: The Parties undertake to provide each other with the Connection Service at the connection level in accordance with the connection terms and conditions as set out in the Contract, and with traffic transmission service, and pay for such services provided by the other Party.  Technical, economic, and information terms and conditions for the connection and interaction of the Parties’ respective telecommunication network points shall be as set out in the Contract. ZAO “Ulyanovsk-GSM” (the Operator) undertakes to provide call initiation on codes “800 100” and “800 200” service to OJSC “Rostelecom” in accordance with the terms and conditions of the Contract. The Company shall pay for the service of call initiation on codes “800 200” and “800 100” from the Operator’s network, provided by the Operator. The transaction price shall be as set out in the Contract. The Contract is entered into for one year and shall take effect as from the moment it is signed by the Parties. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

117. Transaction: Approval of a related party transaction: Restricted-Purpose Donation Agreement between OJSC “Rostelecom” and “Telecom-Soyuz” Non-Governmental Pension Fund.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate NPF “Telecom-Soyuz” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of Fund (NPF “Telecom-Soyuz”) Council; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of Fund (NPF “Telecom-Soyuz”) Council.

Material terms and conditions: Subject matter: The Company as the donor, acting in accordance with the Federal Law “On charitable activities and charities” dt. 11.08.1995 No. 135-FZ, undertakes to grant free charitable assistance by making a restricted-purpose donation to “Telecom-Soyuz” (herein, the Fund).  Effective period: The Contract shall take effect as from the moment it is signed and shall expire after the Parties shall have completed performance of their respective obligations thereunder.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

118. Transaction: Approval of a related party transaction: Contract for Connection to OJSC “Rostelecom” Data Transmission Network and Internet Traffic Transmission between OJSC “Rostelecom” and ZAO “ZEBRA TELECOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: The Company (Contractor) provides the services of connection to the Company’s data transmission network and Internet traffic transmission (the SERVICES) to ZAO “ZEBRA TELECOM” (Operator). The transaction price shall be determined in accordance with the Contract. The material (technical, economic and information) terms and conditions of connection shall be as set out in the Contract. The Contract is entered into for one year and shall take effect as from the moment it is signed by the Parties. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 06 dt. 02 October 2007).

119. Transaction: Approval of a related party transaction: Bit Network Synchronization (BNS) Network Connection Contract between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein also Rostelecom) undertakes to provide, on the terms and conditions of this Contract, the service of OJSC “Volgatelecom” Bit Network Synchronization network (herein, the BNS network) connection (herein, the Connection Service) to Rostelecom’s base bit network synchronization network (herein, the base BNS network). The Operator shall pay for the Services provided by the Company at the standard rates as set out in the Contract. The Contract shall take effect as from the date it is signed, shall continue until 31 December 2007 and shall be automatically extended for each subsequent calendar year.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

120. Transaction: Approval of a related party transaction: Non-Residential Lease Termination Agreement between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: The Parties have agreed to terminate a non-residential lease contract. The Parties’ obligations under the contract as regards payment of rent for effective use of non-residential premises shall continue until full payment of debt owed by OJSC “Volgatelecom” and shall terminate on the date when the rent amount arrives on OJSC “Rostelecom” bank account. Effective period: the Agreement shall take effect, and the Parties’ obligations under the Contract shall cease as from the moment when the Agreement is signed by the Parties.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

121. Transaction: Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “North-Western Telecom” (the Customer) commissions and the Company (the Contractor) undertakes to perform certain work associated with the connection of the Customer Optical Fiber Cable (OFC) to the Contractor’s optical fiber cable highway, and the Customer undertakes to accept such work and pay for it at the price set out in the Contract. The transaction price shall be as set out in the Contract.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

122. Transaction: Approval of a related party transaction: Non-Residential Lease Agreement between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: The Lessor (OJSC “Rostelecom”) shall provide non-residential premises on a temporary use and possession basis to the Lessee (ZAO “Sibirtelecom”) for a certain fee. The rent payable to the Company shall be determined in accordance with the Agreement. The Agreement shall take effect as from the date it is entered into and shall continue for eleven months thereafter. Unless either Party to the Agreement gives notice of its intent to terminate the contractual relation by the Agreement expiration date, the Agreement shall be deemed prolonged on the same terms and conditions for an indefinite period of time.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

123. Transaction: Approval of a related party transaction: Equipment Operating and Technical Maintenance Contract between OJSC “Rostelecom” and OJSC “Central Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TsentrTelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “TsentrTelecom” Board of Directors. S.I. Kuznetsov, Deputy Chairman of OJSC “Rostelecom” Board of Directors, Deputy Chairman of OJSC “TsentrTelecom” Board of Directors; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; M.A. Tsyganov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors.

Material terms and conditions: Subject matter: provision of operating and technical maintenance service to the Company (the Customer) in respect of installed, fine-tuned and operational equipment as set out in the Contract. The transaction price shall be as set out in the Contract. Service provision time frame: from the moment the Contract is signed until 31.12.2007. The Contract shall take effect as of the moment it is signed by both Parties and shall continue until 31 December 2007. Unless either Party gives a termination notice one month before Contract expiration date, the Contract shall be automatically prolonged on the same terms and conditions for the subsequent 12 months, the number of such prolongations of the Contract shall be unlimited

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

124. Transaction: Approval of a related party transaction: Data Transmission Networks Connection Contract between OJSC “Rostelecom” and OJSC “Dagsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dagvyazinform” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide to OJSC “Dagsvyazinform” (Operator) data transmission network connection service and data transmission/telematic service traffic transmission service using Rostelecom’s trunk network resources (herein, the “Services”), and Operator shall accept the Services and pay for them in accordance with the Contract terms and conditions. The transaction price shall be as set out in the Contract. Technical, economic, and information terms and conditions for the connection and interaction of the Parties’ respective telecommunication network points shall be as set out in the Contract. Effective period: the Contract shall take effect as from the moment it is signed and shall continue until 31 December 2007. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

125. Transaction: Approval of a related party transaction: Networks Connection and Traffic Transmission Contract between OJSC “Rostelecom” and OJSC “TATINCOM-T”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TATINCOM-T” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein also Rostelecom) undertakes to provide the Connection Service in accordance with the connection terms and conditions as set out in the Contract, and OJSC “TATINCOM-T” (herein also the Operator) undertakes to pay for it. The Parties undertake to provide the Traffic Transmission Service and pay for the same services provided by the other Party. The value of the services shall be established in accordance with the Contract. Material connection terms and conditions: Technical conditions of connection with connection point number, parameters and locations are set out in the Contract. The Contract shall take effect as from the moment it is signed by the Parties and shall continue until 31 December 2007. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

126. Transaction: Approval of a related party transaction: Contract for Domestic/International Long-Distance Telecommunication Service provision with preliminary operator selection option between OJSC “Rostelecom” and OJSC “Stavtelecom im. V.I. Kuzminova”. .

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Stavtelecom im. V.I. Kuzminova” is.

Material terms and conditions: Subject matter: The Company undertakes to provide Domestic/International Long-Distance Telecommunication Service with the use of automated service system by way of preliminary operator selection or via switchboard operator (herein, Telecommunication Service) to OJSC “Stavtelecom im. V.I. Kuzminova”, and OJSC “Stavtelecom im. V.I. Kuzminova” undertakes to pay for the Telecommunication Service on the terms and in the manner set out in the Contract. The Contract price shall be determined in accordance with the Company standard rates. The Contract shall take effect as from the date it is signed by the parties and shall be deemed entered into for one calendar year. The Contract shall be prolonged for each subsequent calendar year until OJSC “Rostelecom” or OJSC “Stavtelecom im. V.I. Kuzminova” give each other written notice of their decision to terminate the Contract thirty (30) days before the Contract termination date.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

127. Transaction: Approval of a related party transaction: Networks Connection and Traffic Transmission Contract between OJSC “Rostelecom” and OJSC “Nizhegorodskaya Sotovaya Svyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Nizhegorodskaya Sotovaya Svyaz” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein also Rostelecom) undertakes to provide the Connection Service in accordance with the connection terms and conditions as set out in the Contract, and ZAO “Nizhegorodskaya Sotovaya Svyaz” (herein also the Operator) undertakes to pay for it. The Parties undertake to provide the Traffic Transmission Service and pay for the same services provided by the other Party. The value of the services shall be established in accordance with the Contract. The Contract shall take effect as from the moment it is signed by the Parties and shall continue until 31 December 2007. Unless either Party gives a termination notice thirty (30) calendar days before Contract expiration date, the Contract shall be automatically extended for each subsequent year. There shall be no limit to the number of periods for which the Contract may be extended.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

128. Transaction: Approval of a related party transaction: Agreement on Termination of Networks Connection and Traffic Transmission Contract between OJSC “Rostelecom” and ZAO “Nizhegorodskaya Sotovaya Svyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Nizhegorodskaya Sotovaya Svyaz” is.

Material terms and conditions: The subject matter of the Agreement is termination of the Networks Connection and Traffic Transmission Contract between OJSC “Rostelecom” and ZAO “Nizhegorodskaya Sotovaya Svyaz”. The Parties agree to effect final settlement for the services provided under the contract within one month after the contract termination date. The Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

129. Transaction: Approval of a related party transaction: Telecommunication Service Provision Contract between OJSC “Rostelecom” and OJSC “Russian Telecommunication Network”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Russian Telecommunication Network” is;

Material terms and conditions: Subject matter: OJSC “Russian Telecommunication Network” (the Contractor) shall provide the digital telecommunication channel set-up and provision service and Equipment deployment service to OJSC “Rostelecom” (the Customer), and the Customer shall accept the services and pay for them in accordance with the terms and conditions of the Contract. The amount of the channel set-up and provision charge and of the Equipment deployment charge shall be as set out in Annexes to the Contract. The Contract shall take effect as from the moment it is signed. Unless either of the Parties gives written notice to the other Party of its intent to terminate or re-negotiate the Contract thirty (30) days before the Contract expiration date, the Contract period shall be deemed automatically extended for each subsequent year (365/366 days).

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

130. Transaction: Approval of a related party transaction: Contract for Connection to OJSC “Rostelecom” Data Transmission Network and Internet Traffic Transmission between OJSC “Rostelecom” and ZAO “ZEBRA TELECOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter of Contract: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide the Connection Service at the domestic long-distance connection level to ZAO “Zebra Telecom” (herein, the Operator) in accordance with the connection terms and conditions set out in this Contract, and the Operator undertakes to pay for it. The Operator undertakes to provide Traffic Transmission Services and User Information Update Services to Rostelecom, and Rostelecom undertakes to pay for them. The Operator’s traffic transmission service rates shall be as set out in the Contract. Technical, economic and information conditions are set out in the Contract. The Contract shall take effect as from the moment it is signed by the parties. The Contract period shall be one year as from the moment it is signed by the parties, with subsequent automatic extensions.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

131. Transaction: Approval of a related party transaction: Annex to Telecommunication Service Provision Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: The subject matter of the Annex is to establish the price of services between OJSC “Rostelecom” as the Contractor and ZAO “Zebra Telecom” as the Customer.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

132. Transaction: Approval of a related party transaction: Annex to Service Contract between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; D.E. Yerokhin, General Director, Chairman of OJSC “Rostelecom” Management Board, Chairman of ZAO “ZEBRA TELECOM” Board of Directors; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: The subject matter of the Annex is to establish the range and parameters of Services and to calculate the price of their use between OJSC “Rostelecom” as the Contractor and ZAO “Zebra Telecom” as the Customer.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

133. Transaction: Approval of a related party transaction: Non-Residential Premises Lease Agreement between OJSC “Rostelecom” (herein, the Company) and ZAO “Moscow Center for New Telecommunication Technology” (herein, ZAO “MC NTT”) as a related party transaction.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “MC NTT” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “MC NNT” Board of Directors. O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “MC NTT” Board of Directors.

Material terms and conditions: Subject matter: The Lessor (the Company) shall provide non-residential premises on a temporary use and possession basis to the Lessee (ZAO “MC NTT”) for a certain fee. The rent shall be determined in accordance with the Agreement. The Agreement shall take effect as from the moment it is signed by both Parties and shall remain in effect for 11 months thereafter. Unless either Party to the Agreement gives notice of its intent to terminate the contractual relation by the Agreement expiration date, the Agreement shall be deemed prolonged on the same terms and conditions for an indefinite period of time.

Approved by: Board of Directors (Minutes No. 07 dt. 24 October 2007).

134. Transaction:  Approval of a related party transaction: Contract between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (Contractor) shall prepare and issue technical specifications, and shall provide technical oversight and control in connection with laying of optical cables owned by OJSC “North-Western Telecom” (Customer) at Contractor’s Access Hubs. The transaction price shall be as set out in the Contract. the Contract shall take effect as from the moment it is signed by the latter of the Parties and shall continue until the Parties shall have completed performance of their obligations thereunder.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

135. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement between OJSC “Rostelecom” and OJSC “North-Western Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “North-Western Telecom” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “North-Western Telecom” Board of Directors; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “North-Western Telecom” Board of Directors.

Material terms and conditions: Pursuant to Agreement terms and conditions, OJSC “Rostelecom” as the Seller shall transfer, and OJSC “North-Western Telecom” as the Buyer shall accept and pay for the property as set out in the Agreement.  The Agreement shall take effect as from the moment it is signed by the Parties and shall continue until the Parties shall have completed performance of their obligations thereunder.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

136. Transaction: Approval of a related party transaction: Non-Residential Lease Agreement between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Sibirtelecom” (the Lessor) shall provide non-residential premises on a temporary use and possession basis to OJSC “Rostelecom” (the Lessee) for a certain fee. The Agreement shall take effect as from the moment it is signed and shall continue until the Parties shall have completed performance of their obligations thereunder. Unless either Party gives a termination notice thirty (30) calendar days before Agreement expiration date, the Agreement shall be automatically extended for each subsequent eleven (11) months.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

137. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

138. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

139. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

140. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

141. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

142. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

143. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

144. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of

OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

145. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

146. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

147. Transaction: Approval of a related party transaction: Voice Frequency Channels and Links Provision Service Contract between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” shall provide and OJSC “Sibirtelecom” shall accept the voice frequency channels and links provision service. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue until 31 December 2007. The Contract shall be prolonged on the same terms and conditions for each subsequent year provided no written objection thereto is given at least 30 calendar days before the beginning of such subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

148. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Southern Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Southern Telecommunication Company” is; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Southern Telecommunication Company” Board of Directors.

Material terms and conditions: Subject matter of Supplemental Agreement:  OJSC “YuTK” (the Operator) undertakes to provide access to Telecommunication Services provided by OJSC “Rostelecom” (Rostelecom) to Users via Coin-Operated Telephones. Telecommunication Services shall be taken to mean the Domestic Long-Distance Telecommunication Service and International Long-Distance Telecommunication Services as provided by Rostelecom to Users. Rostelecom shall pay the Operator for the services to be provided by the Operator to Rostelecom, in amounts determined in accordance with the Supplemental Agreement. The Supplemental Agreement shall take effect as from the moment it is signed by the Parties and shall continue until expiration of the Contract, unless earlier terminated by mutual consent of the Parties.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

149. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “Central Telegraph”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Central Telegraph” is.

Material terms and conditions: Subject matter of the Agreement: amendments to Contract whereby: OJSC “Rostelecom” (herein, the Company) undertakes to provide the Connection Service at the zonal connection level in accordance with the connection terms and conditions as set out in the Contract to OJSC “Central Telegraph” (herein, the Operator), and the Operator undertakes to pay for it. The Company shall provide the traffic transmission service to the Operator, and the Operator shall pay for them. The prices for the connection service and traffic transmission service provided by the Company shall as set out in the Agreement. The Agreement shall take effect as from the date it is signed by the Parties.  The Agreement shall terminate concurrently with the termination of the Contract.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

150. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and OJSC “Russian Telecommunication Network”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC «Rostelecom», whose affiliate OJSC “Russian Telecommunication Network” is;

Material terms and conditions: OJSC “Russian Telecommunication Network” (the Customer) shall, starting from the moment of signing the Supplemental Agreement, effect payments for the digital channels used by it at the rates set out in the Annex to the Supplemental Agreement. Starting from the moment of signing the Supplemental Agreement, any earlier signed Supplemental Agreements and Annexes to the Contract shall lose effect inasmuch as they regulate calculation of the digital channel use value.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

151. Transaction: Approval of a related party transaction: Synchronization Signal Parameters Measurement Service Contract between OJSC “Rostelecom” and ZAO “Sotovy Telefon Kuzbassa GSM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20 of voting shares in OJSC “Rostelecom”, whose affiliate (OJSC “Eniseytelecom”) owns more than 20% of ZAO “Sotovy Telefon Kuzbassa GSM” voting stock.

Material terms and conditions: Subject matter: testing, for a certain fee, synchronization signal parameters of GSM 900/1800 cellular telecommunication network MSC switchboard, owned by ZAO “Sotovy Telefon Kuzbassa GSM” (the Customer) and issue measurement report in respect of each point. The value of the work shall be determined in accordance with the Contract. Service provision time frame: within 30 calendar days after the moment of signing the Contract. The Contract shall take effect as from the moment it is signed by both Parties and shall continue until the Parties shall have completed performance of their obligations thereunder.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

152. Transaction: Approval of a related party transaction: Price Adjustment Agreement to Contract between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors. A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: adjustment of monthly service charge under the Contract covering provision of synchronization signals from OJSC “Rostelecom” (the Contractor’s) base BNS network to telecommunication network of ZAO “Global Tel” (the Customer), control of base bit network synchronization network synchronization signal quality parameters, and reimbursement of expenses associated with depreciation and maintenance of appropriate external equipment ports. The Supplemental Agreement shall take effect as from the date it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

153. Transaction: Approval of a related party transaction: License Agreement between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Licensor) shall grant to ZAO “GLOBUS-TELECOM” (the Licensee) the right to use the “Rostelecom” service mark in respect of all goods (services) for which it is registered, and the Licensee shall pay royalties to the Licensor and shall abide by the terms and conditions of the Agreement. The Agreement is entered into until termination of the service mark registration held by the Licensor, and its commencement shall be conditional upon two events: the signing of the Agreement by the latter of the parties; registration of the Agreement in the manner prescribed therefor by the applicable Russian laws.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

154. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: ZAO “Globus-Telecom” (the Contractor) shall provide OJSC “Rostelecom” (the Customer) with digital telecommunication channels at the Customer’s request, and the Customer shall pay for such Service in accordance with the terms and conditions set out in the Contract. The value of the services to be provided to the Company shall be as set out in the Supplemental Agreement. The telecommunication channel availability period shall be one year from the activation date, with automatic prolongation, unless either party gives notice of service termination. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

155. Transaction: Approval of a related party transaction: Supplemental Agreement to Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: ZAO “Globus-Telecom” (the Contractor) shall provide OJSC “Rostelecom” (the Customer) with digital telecommunication channels at the Customer’s request, and the Customer shall pay for such Service in accordance with the terms and conditions set out in the Contract. The value of the services to be provided to the Company shall be as set out in the Supplemental Agreement. The telecommunication channel availability period shall be one year from the activation date, with automatic prolongation, unless either party gives notice of service termination. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

156. Transaction: Approval of a related party transaction: Supplemental Agreement to Telecommunication Networks Connection Contract between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract. The Supplemental Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

157. Transaction: Approval of a related party transaction: Annex to Contract between OJSC “Rostelecom” and ZAO “GLOBUS-TELECOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Approval of the “Moscow-Kaliningrad” channel provision transaction.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

158. Transaction: Approval of a related party transaction: Service Contract No. 2-1203/07 between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: provision by the Company (the Contractor) of the following services to the User: development and issuance of technical specifications (TSs) for connection to the Contractor’s bit network synchronization (BNS) network; connection to bit network synchronization source; control of base BNS network synchronization signal quality parameters. The transaction price shall be as set out in the Contract. The Contract shall take effect as from the date it is signed by both Parties and shall continue for one year thereafter. Unless either Party gives a termination notice, the Contract shall be automatically extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

159. Transaction: Approval of a related party transaction: Contract No. 03-03-10857 between OJSC “Rostelecom” and OJSC “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Contractor) shall provide equipment availability assurance service to ZAO “ZEBRA TELECOM” (the Customer) in respect of Customer-owned equipment deployed at the Contractor’s sites. The transaction price shall be as determined in the Contract. The Contract shall take effect as of the moment it is signed by both Parties and shall continue until 31.12.2008. The Contract may be prolonged an unlimited number of times, unless either Party gives a termination notice.

Approved by: Board of Directors (Minutes No. 09 dt. 03 December 2007).

160. Transaction: Approval of a related party transaction: Non-Residential Lease Agreement No. RPP-42/4G between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: OJSC “VolgaTelecom” (the Lessor) shall provide, and OJSC “Rostelecom” (the Lessee) shall accept, on a temporary possession and use basis in accordance with the terms and conditions of the Agreement, certain property to be used as business premises intended for deployment of the Lessee’s equipment. The non-residential premises layout map is provided in Annex No. 1 to the Agreement (attached). The rent payable by the Company shall be determined in accordance with Annex No. 2 to the Agreement. The Contract is entered into for an indefinite period of time and shall take effect as from the date it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

161. Transaction: Approval of a related party transaction: OJSC “Dalsvyaz” Equipment Availability Assurance Service Contract No. 283 between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Contractor) shall provide equipment availability assurance service to OJSC “Dalsvyaz” (the Customer) in respect of Customer-owned equipment deployed at the Contractor’s sites (herein, the Service), in accordance with Annexes to the Contract, and the Customer undertakes to pay for such services. The price shall be as set out in the Agreement. The Contract shall take effect as of the date it is endorsed by competent governance bodies of the Parties and shall continue until 31 December 2007. The Contract shall be deemed extended for each subsequent calendar year an unlimited number of times, as long as neither Party gives a termination notice.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

162. Transaction: Approval of a related party transaction: Supplemental Agreement No. 2 to Telecommunication Networks Connection Contract No. 01-I dt. 29 June 2006 between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract. The Supplemental Agreement shall take effect as from the date it is signed and shall remain in effect until expiration of the Agency Agreement.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

163. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement (“a tower with a cabin” structure) between OJSC “Rostelecom” and ZAO “Eniseytelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Eniseytelecom” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Seller) undertakes to transfer to ZAO “Eniseytelecom” (the Buyer), and the Buyer undertakes to accept and pay for the following immovable property: “a tower with a cabin” structure, Identity Symbol: No. 2. Concurrently the Seller shall transfer to the Buyer the tenancy of that portion of the land site which is occupied by such immovable property and is required to use it. The price shall be as set out in the Agreement. The execution and entry into force of this Agreement shall be conditional upon concurrent entry into: non-residential building sale/purchase agreement in respect of a diesel power house, Identity Symbol B; residential house sale/purchase agreement.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

164. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement (non-residential building: diesel power house) between OJSC “Rostelecom” and ZAO “Eniseytelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Eniseytelecom” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Seller) undertakes to transfer to ZAO “Eniseytelecom” (the Buyer), and the Buyer undertakes to accept and pay for the following immovable property: a non-residential building, diesel power house, Identity Symbol: B. Concurrently with the transfer of the title to the immovable property, the Seller shall transfer to the Buyer the tenancy of that portion of the land site which is occupied by such immovable property and is required to use it. The transaction price shall be as set out in the Agreement. The execution and entry into force of this Agreement shall be conditional upon concurrent entry into: “A tower with a cabin” (Identity Symbol No. 2) sale/purchase agreement; residential house sale/purchase agreement.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

165. Transaction: Approval of a related party transaction: Property Sale/Purchase Agreement (residential house) between OJSC “Rostelecom” and ZAO “Eniseytelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Eniseytelecom” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Seller) undertakes to transfer to ZAO “Eniseytelecom” (the Buyer), and the Buyer undertakes to accept and pay for the following immovable property: residential house. Concurrently with the transfer of the title to the immovable property, the Seller shall transfer to the Buyer the tenancy of that portion of the land site which is occupied by such immovable property and is required to use it. The execution and entry into force of this Agreement shall be conditional upon concurrent entry into: “A tower with a cabin” (Identity Symbol No. 2) sale/purchase agreement; non-residential building sale/purchase agreement in respect of a diesel power house, Identity Symbol B.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

166. Transaction: Approval of a related party transaction: Subscriber Database Transfer/Update Contract between OJSC “Rostelecom” and OJSC “Stavtelecom imeni V.I. Kuzminova”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Stavtelecom im. V.I. Kuzminova” is.

Material terms and conditions: Subject matter: OJSC “Stavtelecom imeni V.I. Kuzminova” (the Operator) undertakes to provide OJSC “Rostelecom” (Rostelecom) with the service of transferring/updating information on its subscribers as is required by Rostelecom for the settlement of accounts in respect of domestic and international long-distance telecommunication service provided, and to identify and sue debtor subscribers, and Rostelecom undertakes to pay for such subscriber database transfer/update service. The Contract shall take effect as of the moment it is signed by the Parties and shall continue until 31 December 2007. Unless either Party gives a termination notice, the Contract shall be automatically extended for each subsequent year an unlimited number of times.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

167. Transaction: Approval of a related party transaction: Agreement on Amendment of Network Connection and Traffic Transmission Contract No. 9-06 dt. 15 July 2006 between OJSC “Rostelecom” and ZAO “BAIKALVESTCOM”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “BAIKALVESTCOM” is.

Material terms and conditions: The subject matter of the Agreement is restate Contract No. 9-06 using new language which is the integral part of the Agreement.  Rates charged by OJSC “Rostelecom” and the Operator for connection and traffic transmission service rates shall be as set out in the Contract. The Contract is entered into for one year and shall take effect as from the moment it is signed by the Parties. Unless either Party gives a termination notice, the Contract shall be automatically extended for each subsequent year on the same terms and conditions, unless otherwise provided for in Supplemental Agreements to the Contract that may be signed by the Parties.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

168. Transaction: Approval of a related party transaction: Supplemental Agreement No. 2 to Lease Agreement No. 169/22 dt. 26 July 2000 between OJSC “Rostelecom” and ZAO “GlobalTel”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “GlobalTel” is; V.V.Terekhov, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors. A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “GlobalTel” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract. As from the moment of signing the Agreement, Annex No. 2 to Agreement No. 169/22 dt. 26.07.2000 shall lose its effect.The Agreement shall take effect from the moment of its state registration.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

169. Transaction: Approval of a related party transaction: Supplemental Agreement No. 1 to Telecommunication Networks Connection Contract No. 03-03-20408 dt. 01 August 2007 between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions:  The subject matter of the Supplemental Agreement is to amend the service prices set out in Annex No. 1 to the Contract. The Agreement shall take effect as from the moment it is signed by authorized representatives of the Parties. The Agreement shall constitute an integral part of the Contract.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

170. Transaction: Approval of a related party transaction: Contract No. 2083 between OJSC “Rostelecom” and ZAO “Zebra Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “ZEBRA TELECOM” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “ZEBRA TELECOM” Board of Directors.

Material terms and conditions: OJSC “Rostelecom” as the Contractor shall provide ZAO “Zebra Telecom” as the Customer with the Technical Specifications preparation and issuance services and with equipment availability assurance services in respect of Customer-owned equipment deployed at the Contractor’s sites (herein, the Services), and the Customer undertakes to pay for such services. The value of the services to be provided to the Customer under the Contract shall be determined in accordance with the Contractor’s applicable standard rates. The Contract shall take effect as from the moment it is signed by the Parties, subject to endorsement by competent governance bodies, and shall continue until 31 December 2007. The Contract shall be deemed extended for each subsequent calendar year, as long as neither Party gives a termination notice.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

171. Transaction: Approval of a related party transaction: Supplemental Agreement No. 6 to Contract No. 20029-05 dt. 16.01.2006 between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technologies”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Moscow Center for New Telecommunication Technologies” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Moscow Center for New Telecommunication Technologies” Board of Directors.

Material terms and conditions: Subject matter: ZAO “Moscow Center for New Telecommunication Technologies” (the Contractor) shall provide OJSC Rostelecom (the Customer) with one digital telecommunication channel at the Customer’s request, and the Customer shall pay for such Service in accordance with the terms and conditions set out in the Contract. The value of the services to be provided to the Company shall be as set out in the Supplemental Agreement. The telecommunication channel availability period shall be one year from the activation date, with automatic prolongation, unless either party gives notice of the channel provision service termination. Channel activation date: 27.12.2007.Channel transfer date: 27.12.2007.

Approved by: Board of Directors (Minutes No. 10 dt. 25 December 2007).

172. Transaction: Approval of a related party transaction: Equipment Availability Assurance Service Contract No. 10R-06 between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: The Company (the Contractor) shall provide OJSC “Dalsvyaz” (the Customer) with the Technical Specifications preparation and issuance services and with equipment availability assurance services in respect of Customer-owned equipment deployed at the Contractor’s sites (herein, the Services), and the Customer undertakes to pay for such services. The transaction price shall be as set out in the Contract. The Contract shall take effect as of the date it is endorsed by competent governance bodies of the Parties and shall continue until 31 December 2008. The Contract shall be deemed extended for each subsequent calendar year, as long as neither Party gives a termination notice.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

173. Transaction: Approval of a related party transaction: Telecommunication Service Contract No. 2-DVF between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) shall provide, and OJSC “Dalsvyaz” (herein, MRK), shall pay for, for the following services: telecommunication channel activation service; provision of highway analog/digital telecommunication channels for use by MRK. Under the Contract, MRK shall provide, and Rostelecom undertakes to pay for, the following services: telecommunication channel set-up; making zonal analog/digital telecommunication channels available for use; provision of channel forming equipment use service for highway analog telecommunication channel termination. The Contract shall take effect as of the moment it is signed by both Parties and shall continue until 31.12.2008. Unless either Party gives a termination notice, the Contract shall be automatically extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

174. Transaction: Approval of a related party transaction: Supplemental Agreement No. 5 to Telecommunication Networks Connection Contract No. 01-DVF dt. 01.08.2003 as amended by Agreement dt. 01.01.2006 between OJSC “Rostelecom” and OJSC “Dalsvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dalsvyaz” is; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Dalsvyaz” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Dalsvyaz” Board of Directors.

Material terms and conditions: Subject matter: amendments to Contract. The Supplemental Agreement shall take effect as from the date it is signed and shall remain in effect until expiration of the Telecommunication Networks Connection Contract No. 1-DVF dt. 01.08.2003 as amended by Agreement dt. 01.01.2006.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

175. Transaction: Approval of a related party transaction: Contract for Optical Fiber Use No. 2-73 dt. 02.07.2007 between OJSC “Rostelecom” and OJSC “Sibirtelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sibirtelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Sibirtelecom” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Sibirtelecom” Board of Directors.

Material terms and conditions: The effective period of Contract No. 2-73 dt. 03.07.2007 shall be extended until 31.12.2008. The optical fiber use period shall be extended until 31.12.2008.  Other terms and conditions of the Contract shall continue unchanged. The Agreement shall take effect as from the moment it is signed by both Parties and shall remain in effect until expiration of the Contract.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

176. Transaction: Approval of a related party transaction: Agreement on the Procedure for Termination of Contract No. 05-21/0168 dt. 27.07.2000 between OJSC “Rostelecom” and OJSC “VolgaTelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “VolgaTelecom” is; A.A. Gavrilenko, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; S.I. Kuznetsov, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “VolgaTelecom” Board of Directors.

Material terms and conditions: Subject matter: the parties agree that Contract No. 05-21/0168 dt. 27.07.2000 (herein, the Contract) shall be terminated as from the moment of signing the Agreement. The Parties confirm they have no mutual claims on any monetary obligations arising from the Contract. The Agreement shall take effect as from the moment it is signed by the Parties.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

177. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract No. UF-MSV-034/K between OJSC “Rostelecom” and OJSC “Uralsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Uralsvyazinform” is; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Uralsvyazinform” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) undertakes to provide, in accordance with the connection terms and conditions set out in this Contract, connection service at the domestic long-distance connection level to OJSC “Uralsvyazinform” (herein, the Operator), and the Operator undertakes to pay for such service. The Parties undertake to provide each other with the traffic transmission service in accordance with the connection terms and conditions as set out in the Contract, and pay for such services provided by the other Party.  The Contract shall take effect as from the moment it is signed by the parties. The Contract shall take effect as from the moment it is signed by the Parties. The Contract shall be deemed entered into for an unlimited period of time, until either Party gives a written termination notice.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

178. Transaction: Approval of a related party transaction: Equipment Operating and Technical Maintenance Contract between OJSC “Rostelecom” and OJSC “Central Telecommunication Company”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “TsentrTelecom” is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “TsentrTelecom” Board of Directors. S.I. Kuznetsov, Deputy Chairman of OJSC “Rostelecom” Board of Directors, Deputy Chairman of OJSC “TsentrTelecom” Board of Directors; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; E.P. Selvich, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors; M.Yu. Tsyganov, member of OJSC “Rostelecom” Board of Directors, member of OJSC “TsentrTelecom” Board of Directors.

Material terms and conditions: Subject matter: provision, by OJSC “Central Telecommunication Company” (the Contractor), of operating and technical maintenance service to the Company (the Customer) for a certain fee in respect of installed, fine-tuned and operational equipment. The Contract shall take effect as of the moment it is signed by both

Parties and shall continue until 31 December 2007. Unless either Party gives notice of its refusal to prolong the Contract, the Contract shall be automatically prolonged on the same terms and conditions for the subsequent 12 months, the number of such prolongations of the Contract shall be unlimited.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

179. Transaction: Approval of a related party transaction: Telecommunication Service Contract No. 01-DVF-08 between OJSC “Rostelecom” and OJSC “Sakhatelecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Sakhatelecom” is.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (herein, Rostelecom) shall provide, and OJSC “Sakhatelecom” (herein, the Company), shall pay for, for the following services: telecommunication channel activation service; provision of highway analog/digital telecommunication channels for use by the Company. Under the Contract, the Company shall provide, and Rostelecom undertakes to pay for, the following services: telecommunication service set-up; technical maintenance of telephone channels; provision for use of direct wires to be used for the establishment of direct telecommunication between terminal points. The transaction price shall be determined in accordance with Annexes to the Contract. The Contract shall take effect from 01 January 2008 and shall continue until 3 December 2008. Unless either Party gives a termination notice, the Contract shall be automatically extended for each subsequent year.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

180. Transaction: Approval of a related party transaction: Supplemental Agreement No. 1 to Data Transmission Network Connection Contract between OJSC “Rostelecom” and OJSC “Dagsvyazinform”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Dagvyazinform” is.

Material terms and conditions: Subject matter of Supplemental Agreement: amendments to Contract. The Supplemental Agreement shall take effect as from the moment it is signed by the Parties and shall continue throughout the effective period of the Contract until its termination.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

181. Transaction: Approval of a related party transaction: Non-Residential Lease Agreement No. 900-07-8 between OJSC “Rostelecom” and OJSC “Svyazinvest”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, General Director, Chairman of the Management Board, member of OJSC “Svyazinvest” Board of Directors; E.A. Chechelnitsky, member of OJSC “Rostelecom” Board of Directors, member of OJSC “Svyazinvest” Management Board.

Material terms and conditions: Subject matter: the Company shall provide non-residential premises on a temporary use and possession basis to OJSC “Svyazinvest” (the Lessee) for a certain fee. The Agreement is entered into for a period of 11 months. Unless either Party to the Agreement gives notice of its intent to terminate the lease relationship by the Agreement expiration date, the Agreement shall be deemed prolonged on the same terms and conditions for an indefinite period of time.  The premises shall be provided to the Lessee for personnel deployment in connection with permitted corporate activities.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

182. Transaction: Approval of a related party transaction: Non-Residential Sublease Agreement between OJSC “Rostelecom” and OJSC “Tetrasvyaz”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “Tetrasvyaz” is; V.V. Degtyarev, member of OJSC “Rostelecom” Board of Directors, member of OJSC “VolgaTelecom” Board of Directors; M.A. Alekseyev, member of OJSC “Rostelecom” Board of Directors, Chairman of OJSC “Tetrasvyaz” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Lessee) shall provide non-residential premises on a temporary use basis to OJSC “Tetrasvyaz” (the Sub-Lessee) for a certain fee. The premises shall be provided to the Sub-Lessee for personnel deployment and performance of permitted corporate activities. The Agreement shall be entered into for 11 months and shall take effect as from the moment it is signed by both Parties. Unless either Party to the Agreement gives notice of its intent to terminate the contractual relation by the Agreement expiration date, the Agreement shall be deemed prolonged on the same terms and conditions for an indefinite period of time.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

183. Transaction: Approval of a related party transaction: Data Transmission Networks Connection Contract between OJSC “Rostelecom” and OJSC “InfoTeKS Taganrog Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “InfoTeKS Taganrog Telecom” is;

Material terms and conditions: OJSC “Rostelecom” (herein, Rostelecom) shall provide to OJSC “InfoTeKS Taganrog Telecom” (herein, the Operator) data transmission network connection service and data transmission/telematic service traffic transmission service using Rostelecom’s trunk network resources, and Operator shall accept the Services and pay for them in accordance with the Contract terms and conditions. The Contract shall take effect as from the date it is signed and shall continue until 31 December 2008. The Contract shall be prolonged for each subsequent calendar year until Operator or Rostelecom give each other written notice of their decision to terminate the Contract.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

184. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between OJSC “Rostelecom” and OJSC “InfoTeKS Taganrog Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC “InfoTeKS Taganrog Telecom” is;

Material terms and conditions: Subject matter: OJSC “Rostelecom” (Rostelecom) shall provide connection service at the domestic long-distance connection level to OJSC “InfoTeKS Taganrog Telecom” (the Operator), and the Operator undertakes to pay for it. The Operator undertakes to provide Traffic Transmission Services and Subscriber Information Update Services to Rostelecom, and Rostelecom undertakes to pay for them. The Contract shall take effect as from the date it is signed and shall continue until 31 December 2008. The Contract may be prolonged for each subsequent calendar year an unlimited number of times.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

185. Transaction: Approval of a related party transaction: Supplemental Agreement No. 3 to Contract No. 283-07-16 dt. 15 March 2007 between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: Subject matter of the Supplemental Agreement:  ZAO “Globus-Telecom” (herein, the Contractor) shall provide OJSC “Rostelecom” (herein, the Customer) with digital telecommunication channels at the Customer’s request, and the Customer shall pay for such Service in accordance with the terms and conditions set out in the Contract. The Supplemental Agreement No. 3 shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

186. Transaction: Approval of a related party transaction: Supplemental Agreement No. 4 to Agency Contract No. 10-06-23 dt. 14 December 2006 between OJSC “Rostelecom” and ZAO “Globus-Telecom”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “Globus-Telecom” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors; O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “Globus-Telecom” Board of Directors.

Material terms and conditions: The subject matter of the Agreement is restate provisions of the Contract using new language.  The Agreement shall take effect as from the moment it is signed.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

187. Transaction: Approval of a related party transaction: Non-Residential Lease Agreement No. 1223-07-8 between OJSC “Rostelecom” and ZAO “Moscow Center for New Telecommunication Technology”.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate ZAO “MC NTT” is; A.A. Gaiduk, member of OJSC “Rostelecom” Management Board, Chairman of ZAO “MC NNT” Board of Directors. O.N. Rumyantseva, member of OJSC “Rostelecom” Management Board, member of ZAO “MC NTT” Board of Directors.

Material terms and conditions: Subject matter: OJSC “Rostelecom” (the Lessor) shall provide non-residential premises to ZAO “Moscow Center for New Telecommunication Technology” (the Lessee) on a temporary use and possession for use as a warehousing facility, for a certain fee, and the Lessee shall accept such non-residential premises. The rent payable to the Company shall be determined in accordance with Annex No. 1 to the Agreement. The Agreement shall be entered into for 11 months and shall take effect as from the moment it is signed by both Parties. The Agreement may be prolonged on the same terms and conditions for an indefinite period of time.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).

188. Transaction: Approval of a related party transaction: Telecommunication Networks Connection Contract between the Company and OJSC MGTS.

Related parties: OJSC “Svyazinvest”, shareholder, owner of more than 20% of voting shares in OJSC “Rostelecom”, whose affiliate OJSC MGTS is; A.N. Kiselev, Chairman of OJSC “Rostelecom” Board of Directors, member of OJSC MGTS Board of Directors.

Material terms and conditions: Subject matter: The Parties undertake to provide the Connection Service to each other and pay for them. The Parties undertake to provide the Traffic Transmission Service to each other and pay for them. MGTS undertakes to provide Subscriber Information Update Service, and Rostelecom undertakes to pay for them. The Contract shall take effect from the moment it is signed by the Parties and shall continue until 31.12.2008.

Approved by: Board of Directors (Minutes No. 12 dt. 29 December 2007).